As confidentially submitted to the Securities and Exchange Commission on February 11, 2022

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

LeeWay Services, Inc.

(Exact name of registrant as specified in its charter)

Nevada	4213	87-3033814
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

2150 South 1300 East, Suite 360

Salt Lake City, UT 84106

385-715-7200

(Address, including zip code, and telephone number, including area code,

of registrant’s principal executive offices)

S. Whitfield Lee

Chief Executive Officer

LeeWay Services, Inc.

2150 South 1300 East, Suite 360

Salt Lake City, UT 84106

385-715-7200

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Ross D. Carmel, Esq.	Louis A. Bevilacqua, Esq
Jeffrey P. Wofford, Esq.	Bevilacqua PLLC
Carmel, Milazzo & Feil LLP	1020 Connecticut Ave., NW, Ste. 500
55 West 39th Street, New York, NY 10018	Washington, DC 20036
Telephone: (212) 658-0458	Telephone: (202) 869-0888

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box.  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒

		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided to Section 7(a)(2)(B) of the Securities Act. ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

Pursuant to the applicable provisions of the Fixing America’s Surface Transportation (FAST) Act, we are omitting our combined unaudited financial statements for the nine months ended September 30, 2021 and 2020. While this financial information is otherwise required by Regulation S-X, we reasonably believe that it will not be required to be included in the prospectus at the time of the contemplated offering. We intend to amend this registration statement to include all financial information required by Regulation S-X at the date of such amendment before distributing a preliminary prospectus to investors.

The information contained in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION	DATED , 2022

                 Shares

Common Stock

LeeWay Services, Inc.

This is a firm commitment initial public offering of shares of common stock of LeeWay Services, Inc. Prior to this offering, there has been no public market for our common stock. We anticipate that the initial public offering price will be between $            and              per share.

We have applied to have our common stock listed on the [ ] under the symbol “[ ]”, which listing is a condition to this offering.

Upon the completion of this offering, W.L.P. Corporation will beneficially own voting stock that provides it with approximately % of the voting power of our voting stock (approximately                       % if the over-allotment option is exercised) and we will be a “controlled company” within the meaning of the listing rules of [ ].

We are an “emerging growth company” as that term is used in the Jumpstart Our Business Startups Act of 2012, and we have elected to comply with certain reduced public company reporting requirements.

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 10.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds to us, before expenses	$	$

(1)	Underwriting discounts and commissions do not include a non-accountable expense allowance equal to 1.0% of the initial public offering price payable to the underwriters. See “Underwriting” beginning on page 58 of this prospectus for additional information regarding underwriting compensation.

We have granted a 45-day option to the representative of the underwriters to purchase up to            additional shares of common stock solely to cover over-allotments, if any.

The underwriters expect to deliver the shares to purchasers on or about                , 2022.

ThinkEquity

The date of this prospectus is                , 2022

[Graphics to be inserted]

Through and including [*], 2022 (the 25th day after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriter and with respect to their unsold allotments or subscriptions.

You should rely only on the information contained in this prospectus or any prospectus supplement or amendment. Neither we, nor the underwriters, have authorized any other person to provide you with information that is different from, or adds to, that contained in this prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. Neither we nor the underwriters take responsibility for and can provide no assurance as to the reliability of, any other information that others may give you. You should assume that the information contained in this prospectus or any free writing prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date. We are not making an offer of any securities in any jurisdiction in which such offer is unlawful.

No action is being taken in any jurisdiction outside the United States to permit a public offering of our common stock or possession or distribution of this prospectus in that jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this public offering and the distribution of this prospectus applicable to that jurisdiction.

Market Data

Market data and certain industry data and forecasts used throughout this prospectus were obtained from internal company surveys, market research, consultant surveys, publicly available information, reports of governmental agencies and industry publications and surveys. Industry surveys, publications, consultant surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable, but the accuracy and completeness of such information is not guaranteed. To our knowledge, certain third-party industry data that includes projections for future periods does not take into account the effects of the worldwide coronavirus pandemic. Accordingly, those third-party projections may be overstated and should not be given undue weight. We have not independently verified any of the data from third party sources, nor have we ascertained the underlying economic assumptions relied upon therein. Similarly, internal surveys, industry forecasts and market research, which we believe to be reliable based on our management’s knowledge of the industry, have not been independently verified. Forecasts are particularly likely to be inaccurate, especially over long periods of time. In addition, we do not necessarily know what assumptions regarding general economic growth were used in preparing the forecasts we cite. Statements as to our market position are based on the most currently available data. While we are not aware of any misstatements regarding the industry data presented in this prospectus, our estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under the heading “Risk Factors” in this prospectus.

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PROSPECTUS SUMMARY

This summary provides a brief overview of the key aspects of our business and our securities. You should read this entire prospectus carefully, including the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our consolidated financial statements and the related notes included elsewhere in this prospectus, before making an investment decision. Furthermore, you should read carefully the risks of investing in our common stock discussed under the section titled “Risk Factors.” Some of the statements contained in this prospectus, including statements under “Summary” and “Risk Factors” as well as those noted in the documents incorporated herein by reference, are forward-looking statements and may involve a number of risks and uncertainties. Our actual results and future events may differ significantly based upon a number of factors. The reader should not put undue reliance on the forward-looking statements in this document, which speak only as of the date on the cover of this prospectus.

Unless the context otherwise requires, references in this prospectus to “LeeWay,” “LeeWay Services,” the “Company,” “our company,” the “registrant,” “we,” “us” and “our” refer to LeeWay Services, Inc. and its subsidiaries.

Our Company

Overview

We operate a freight brokerage and transportation business, providing comprehensive transportation management solutions for shippers and carriers.  Established in the early 1900s and headquartered in Salt Lake City, Utah, we deliver a one-stop freight management platform that connects shippers with truckers to facilitate shipments across distance ranges, cargo weights, and types. We deliver value-driven logistics solutions powered by effective technology and distinguished by personalized service built on solid relationships. We are building a next-generation digital freight platform that we believe will transform the highly fragmented $1 trillion transportation and logistics sector.

Logistics is the lifeblood of our economy, powering the movement of goods and connecting the engines of production and consumption. We aspire to revolutionize logistics, improve efficiency across the value and supply chain and reduce the carbon footprint for our planet. Our goal is to leverage technology to eliminate inefficiencies and create economic opportunity across the freight ecosystem. Our team is comprised of innovators seeking to build the best products for all parties in the freight industry and to provide shippers and carriers with unparalleled transparency.

We also began operating a specialty financial services business in 2019 that we believe will become a next-generation, end-to-end cloud-based financing platform for small and medium sized companies primarily in the e-commerce marketplace.  By combining industry-leading technology and security with the expertise and care of our team, we serve e-commerce business owners nationwide with efficiency, simplicity, transparency and reliability by providing alternative financial products to help them grow. This same technology will also allow our freight brokerage to offer quick pay and factoring services to their carrier and shippers, all with a one-click, simple process.

We are also in the process of developing proprietary mobile applications and other transportation financial products which can be used by shippers, carriers and other freight brokers.

Our total revenues increased by $13,859,737, or 100%, to $27,771,277 for the year ended December 31, 2021; by$5,642,312, or 70% for the year ended December 31, 2020, and our net income increased by $[ ], or [ ]%, to $[ ] for the year ended December 31, 2021; by $289,958, or 125% for the year ended December 31, 2020. Our freight brokerage and transportation business accounted for approximately 98.27% and 96.83% of our revenues for the years ended December 31, 2021 and 2020, respectively.

Our Corporate History and Structure

Our company was incorporated in Nevada on October 12, 2021, for the purpose of being the over-arching holding company for our two business segments. W.L.P. Corporation, a Utah corporation (“WLP”), is the 100% owner of our company. WLP is beneficially owned by family members of S. Whitfield Lee, our Chairman of the Board, Chief Executive Officer and President.

Our freight brokerage and logistics business is operated through our wholly owned subsidiary, LeeWay Transportation, Inc. (“LeeWay Transportation”). Our specialty financial services business is operated through our wholly owned subsidiary, LeeWay Capital, Inc. (“LeeWay Capital”).

Previously, WLP was the 100% direct owner of our freight and logistics companies: LeeWay Transportation, LeeWay Freight, LeeWay Logistics and one of our specialty financial services companies: eCommerce Financing. WLP Capital Inc., a Nevada corporation (“WLP Capital”), and a wholly owned subsidiary of WLP, previously owned 100% of the shares of LeeWay Capital.

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In December 2021, we completed a corporate reorganization. In connection with this reorganization, WLP transferred its 100% ownership in LeeWay Logistics and LeeWay Freight to LeeWay Transportation pursuant to a share transfer agreement. As a result, LeeWay Transportation, while remaining a wholly owned subsidiary of WLP, became the holding company for our freight brokerage and logistics business. LeeWay Capital became the holding company for our recently started specialty financial services business by WLP transferring its 100% membership interest in eCommerce Financing to LeeWay Capital, which was already the sole owner of eCommerce Funding. We became the holding company for LeeWay Transportation and LeeWay Capital through a capital contribution from WLP of 100% of its equity in LeeWay Transportation and LeeWay Capital in exchange for 30,000,000 shares of our common stock and 2,000 shares of our Series X Super Voting Preferred Stock.

Our Business

We provide comprehensive transportation management solutions for shippers and carriers. We are also in the process of developing proprietary applications and integrating already developed TMS applications (which tracks driver’s hours driven in compliance with US Department of Transportation regulations) as a part of the developing digital freight brokerage market.

We match shipper loads with carrier capacity, which is primarily provided by small carriers and independent owner operators. The loads are primarily full truckload and often need specialized trailers such as refrigeration or flatbeds in addition to dry vans. We use available transportation management systems, which technology increases our ability to provide service. Service to the shipper and information to both the carrier and the shipper is a major focus for the company. Approximately 97% of carriers in the U.S. operate twenty or fewer trucks, with 90% of those operating with six or fewer trucks1. Good freight brokers are important to these carriers as a carrier partner in getting their loads. We are working to develop proprietary transportation technology as a new crop of digital freight matching platforms have begun to emerge over the past few years. Frost & Sullivan refers to this digital brokerage s trucking-as-a-service or TaaS. This technology will provide the ability for the carriers to use mobile technology to increase service, visibility, signature verification and provide instant account payable settlement, quick or instant pay, to the carrier.

We also operate a next-generation, end-to-end cloud-based financing platform for small and medium sized companies primarily in the e-commerce marketplace.  By combining industry-leading technology and security with the expertise and care of our team, we serve e-commerce business owners nationwide with efficiency, simplicity, transparency and reliability by providing alternative financial products to help them grow. We are also in the process of developing proprietary mobile apps and other transportation financial products which can be used by shippers, carriers and other freight brokers.

We are a one-stop-shop for financial services that allows ecommerce sellers access to business capital and financing. Our mission is to transform the way business lending works in the ecommerce industry by making it efficient and convenient for e-tailers to access capital. Enabled by our proprietary technology and analytics, we aggregate and analyze thousands of data points to assess the creditworthiness of ecommerce sellers rapidly and accurately. We have developed financial products that offer the speed, convenience, and accessibility that only an integrated digital platform can provide.

Market Opportunity

The freight brokerage industry market in the US is estimated to be approximately $156 billion for 2022 with an estimated growth rate of 7.9%2. Freight brokerage is a variable cost industry that facilitates the movement of freight by matching shippers’ loads to third-party carriers. The truckload share captured by brokers has been increasing over the last several years and it is estimated to continue to grow by 7% annually for the next 5 years3. The US freight brokerage market is moderately fragmented in nature with the presence of large regional players, global players and small and medium sized local players with a few players in the market. Most freight brokerage operations are small to medium sized, and there are approximately 17,000 truck brokers operating in the US4.  Market share concentration in the industry is increasing due to merger and acquisition activity. Additionally, barriers to entry have been growing as digital technology is increasingly becoming more important as well as the need of capital to acquire trailer pools for certain customers. These could be a differentiation factor for shippers and carriers.

1 https://www.truckinfo.net/research/trucking-statistics

2 https://www.ibisworld.com/industry-statistics/market-size/freight-forwarding-brokerages-agencies-united-states/#:~:text=The%20market%20size%2C%20measured%20by,is%20%24156.7bn%20in%202022.

3 https://s29755.pcdn.co/wp-content/uploads/2020/03/Freight-Broker-Performance-Across-the-Cycle-October-2019-4.pdf

4 https://front.com/blog/freight-broker-success-stories

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Competitive Strengths

Our people and value-added services play an important role in increasing our client and customer retention. We will continue to increase the competitiveness of our existing offerings by leveraging our data and growing our network of carriers and shippers. We also plan to expand our value-added service offerings to better address and meet the needs of our clients. For example, we are working with LeeWay Capital to develop proprietary transportation technology to allow the offering of quick pay and factoring to our carriers. We believe the following strengths help in the development of digital freight marketplaces and to build a network-based business model:

•	Experienced Management Team. Our management team has strategic and deep operational experience with demonstrated success in building freight brokerage companies.

•	Carrier and Shipper Partnerships. Our value-led strategy has enabled us to establish strong relationships with carriers across the country. While we work with carriers of all sizes, we focus on small to mid-size carriers. This carrier network, combined with our data and technology, allows us to offer shippers an enterprise-grade offering as we match shipments at scale across a nationwide network of dependable carriers.

•	Proven, Strong, and Disciplined Growth. We have proven our ability to grow both revenue and gross margin throughout a variety of challenging market environments. Our convincing performance proved the resiliency of our business model in 2020 and 2021 when we grew revenue by 70% and 101%, respectively, despite the market challenges presented by supply side problems and COVID-19. We believe we are well positioned to continue this vigorous growth into the future, given the robust demand in the market and our deepening relationships with new and existing shippers.

We believe two key competitive strengths will continue to drive the success of our financial services business in the future:

•	Technology. Our platform aggregates and analyzes thousands of data points from dynamic, unique data sources, and the relationships among those attributes. This allows us to rapidly and accurately assess the growth prospects and cash flow consistency of each small business. Our credit decision system effectively eliminates human bias and failure in the decision-making process. The process and technological touchpoints are user-friendly, providing a fast, simple, and accurate user experience.

•	Scalability. As revenue increases, our profitability and marketing budget will increase proportionally. This scaled marketing budget will allow us to continue to expand our brand reputation and recognition throughout the ecommerce community and online marketplaces. We can scale our business operations and services efficiently and effectively, given the automated nature of our company and its technological capabilities. Additionally, ecommerce sellers that historically could not get funding from a traditional source can now scale their business, thanks to e-Commerce Seller Financing LLC. This symbiosis would provide greater opportunity throughout the marketplace not only for sellers, but ultimately for end-users, capitalizing on growth opportunities.

Our Growth Strategies

We plan to continue to offer the best service and information available to our customers and carriers to build our core carrier network and our strategic client partnerships. As we continue the development of our digital freight brokerage platform, we expect to source better rates, provide high-quality service, and ensure predictable supply. This includes document control and document tracking from pickup to delivery, instant verification of delivery, agreed-upon rates, and independent load boards. We will also be able to quickly establish shipper and carrier compliance with the Department of Transportation and carrier safety record by utilizing API technology. Employing blockchain where possible will facilitate a detailed record of every load and signature authentication. The technology will enable our growth to be scaled in a highly efficient and effective manner.

We aim to attract shippers and truckers to our platform through a combination of online and offline channels to grow our logistics network. We also plan to proactively gain new shippers and truckers through our operations team, using their proven experience and expertise in the logistics industry to rapidly scale products, features and sales as well as to provide support for shippers and truckers. By further refining our user experience, we also aim to organically grow through word-of-mouth referrals. We will continue to enhance our freight matching services and personalize our user experience, services, and operations based on the needs and preferences of each shipper and trucker. This includes further standardizing order information and transaction processes and more precise profiling of shippers and truckers, which is expected to enable more efficient freight matching. We anticipate that better user experience will drive shippers’ and truckers’ engagement and increase their usage of more transactions and services on our platform. The key elements to our strategy include:

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•	Grow our logistics network. We will strive to continue to build our core carrier network and our strategic client partnerships to drive network effects that both attract new carriers and shippers and retain them as long-term clients. Specifically, as we add more core carriers to our network, we expect to source better rates, provide higher-quality service, and ensure predictable supply. As the quality of the network increases, we expect to attract shippers with a consistent volume that is accurately matched to the business that carriers want.

•	Continue to invest in infrastructure and automation. We will continue to invest in infrastructure development and technology to drive the logistics industry’s development forward. We expect to make significant investments into further developing our abilities with respect to carrier payments, artificial intelligence, and data analytics in order to cater to a holistic set of shipper and trucker needs, creating value for them and thus enhancing our client retention.

•	Pursue strategic alliances, investments and acquisitions. We intend to pursue strategic alliances, investments and acquisitions that can enhance our market position, improve our core platform capabilities, broaden our service offerings, and strengthen our data and technology capabilities.

•	.

With respect to our financial services business, our objective is to obtain a significant market share amongst online ecommerce companies that are looking to utilize financing to sustain and grow their online ecommerce business. The key elements to our strategy include:

•	Build client loyalty. We center our strategy around building trust and a lifetime relationship with our clients, which we believe will help build a sustainable competitive advantage. In order to deliver on our strategy, we must develop best-in-class unit economics and best-in-class products that build trust and reliability between our clients and our platform. We believe that will lead to us having a higher likelihood that they will continue to utilize our services to meet their financial needs in the future. This would result in delivering more revenue per client without incurring additional member acquisition costs, resulting in higher lifetime value per client.

•	Further invest and develop our technology platform. We are still at the beginning of our product roadmap and plan to continue to innovate and bring new financial products to market.

•	Increase the number of our partnerships. We believe we have the opportunity to significantly increase the number of integrated third-party partnerships on our network through both our dedicated sales team and B2B marketing efforts. Additionally, direct API integration means bringing on new partners is a seamless process.

•	Expand to new ecommerce marketplaces. We will continue to evaluate expanding our platform to new ecommerce markets. Merchants everywhere can benefit from a more transparent and fair way to acquire business capital, and we see an opportunity to generate value in many new markets through our platform.

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Impact of Coronavirus Pandemic

We have proven our ability to grow both revenue and gross margin throughout a variety of challenging market environments. Our convincing performance proved the resiliency of our business model in 2020 and 2021 when we grew revenue by 70% and 100%, respectively, despite the market challenges presented by supply side problems and COVID-19. We believe we are well positioned to continue this vigorous growth into the future, given the robust demand in the market and our deepening relationships with new and existing shippers.

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Although it is difficult to predict the effect and ultimate impact of the COVID-19 pandemic on our business, the impact of COVID19 could adversely affect our results of operations, financial condition and cash flows in fiscal year 2022.

Our Risks and Challenges

Our business is subject to numerous risks and uncertainties, any one of which could materially adversely affect our results of operations, financial condition or business. These risks include, but are not limited to, those listed below. This list is not complete, and should be read together with the section titled “Risk Factors” below:

•	COVID-19 has had and may continue to have a material adverse impact on us.

•	We have incurred losses in the past and may be unable to achieve or sustain profitability in the future.

•	We are vulnerable to continued global economic uncertainty and volatility in financial markets.

•	We could need to raise additional capital in the future, and if we are unable to secure adequate funds on terms acceptable to us, we could be unable to execute our business plan.

•	Raising additional capital may cause dilution to our existing stockholders and restrict our operations or require us to relinquish certain intellectual property rights.

•	Recent U.S. tax legislation may materially affect our financial condition, results of operations and cash flows.

•	We are increasingly dependent on information technology, and our systems and infrastructure face certain risks, including cybersecurity and data leakage risks.

•	Litigation against us could be costly and time-consuming to defend and could materially and adversely affect our business, financial condition and results of operations.

•	If we lose our key management personnel, or are unable to attract or retain qualified personnel, it could adversely affect our ability to execute our growth strategy.

•	We may seek to grow our business through acquisitions or investments in new or complementary businesses, products or technologies, through the licensing of products or technologies from third parties or other strategic alliances, and the failure to manage acquisitions, investments, licenses or other strategic alliances, or the failure to integrate them with our existing business, could have a material adverse effect on our operating results, dilute our stockholders’ ownership, increase our debt or cause us to incur significant expense.

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•	We have a limited operating history and may face difficulties encountered by early-stage companies in new and evolving markets.

•	Our insurance policies are expensive and protect us only from some business risks, which will leave us exposed to significant uninsured liabilities.

•	Our business is subject to general economic, business and regulatory factors affecting the truckload industry that are largely beyond our control, any of which could have a material adverse effect on our results of operations.

•	Increases in driver compensation or difficulties attracting and retaining qualified drivers could materially adversely affect our profitability and ability to maintain or grow our fleet.

•	We operate in a highly competitive and fragmented industry, and numerous competitive factors could impair our ability to improve our profitability and materially adversely affect our results of operations.

•	Increases in collateral requirements that support our insurance program could materially adversely affect our operations.

•	Our profitability may be materially adversely impacted if our capital investments do not match customer demand for invested resources or if there is a decline in the availability of funding sources for these investments.

•	Fluctuations in the price or availability of fuel or surcharge collection may increase our costs of operation, which could materially adversely affect our profitability.

•	Developments in labor and employment law and any unionizing efforts by employees could have a material adverse effect on our results of operations.

•	Seasonality and the impact of weather and other catastrophic events affect our operations and profitability.

Controlled Company

WLP, is currently the beneficial owner of 100% of our voting stock. Upon the closing of this offering, WLP will own approximately [*]% of the voting power of our outstanding voting stock (approximately [*]% if the over-allotment is exercised in full). We currently meet the definition of a “controlled company” under the corporate governance standards for [*] listed companies and for so long as we remain a controlled company under this definition, we are eligible to utilize certain exemptions from the corporate governance requirements of [*].

As long as our officers and directors, either individually or in the aggregate, own at least 50% of the voting power of our Company, we are a “controlled company” as defined under [*] Rules.

For so as we are a controlled company under that definition, we are permitted to rely on certain exemptions from corporate governance rules, including:

•	an exemption from the rule that a majority of our board of directors must be independent directors;

•	an exemption from the rule that the compensation of our chief executive officer must be determined or recommended solely by independent directors; and

•	an exemption from the rule that our director nominees must be selected or recommended solely by independent directors.

Although we do not intend to rely on the “controlled company” exemption under the [*] listing rules, we could elect to rely on this exemption in the future. If we elect to rely on the “controlled company” exemption, a majority of the members of our board of directors might not be independent directors and our nominating and corporate governance and compensation committees might not consist entirely of independent directors.

As a result, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

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Implications of Being an Emerging Growth Company

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). We will remain an emerging growth company until the earlier of (i) the last day of the fiscal year following the fifth anniversary of the date of the first sale of our common stock pursuant to an effective registration statement under the Securities Act of 1933, as amended (the “Securities Act”); (ii) the last day of the fiscal year in which we have total annual gross revenues of $1.07 billion or more; (iii) the date on which we have issued more than $1 billion in nonconvertible debt during the previous three years; or (iv) the date on which we are deemed to be a large accelerated filer under applicable SEC rules. We expect that we will remain an emerging growth company for the foreseeable future but cannot retain our emerging growth company status indefinitely and will no longer qualify as an emerging growth company on or before the last day of the fiscal year following the fifth anniversary of the date of the first sale of our common stock pursuant to an effective registration statement under the Securities Act. For so long as we remain an emerging growth company, we are permitted and intend to rely on exemptions from specified disclosure requirements that are applicable to other public companies that are not emerging growth companies.

These exemptions include:

•	being permitted to provide only two years of audited financial statements, in addition to any required unaudited interim financial statements, with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure;

•	not being required to comply with the requirement of auditor attestation of our internal controls over financial reporting;

•	not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements;

•	reduced disclosure obligations regarding executive compensation; and

•	not being required to hold a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

We have taken advantage of certain reduced reporting requirements in this prospectus. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold stock.

An emerging growth company can also take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. This allows an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have irrevocably elected to avail ourselves of this extended transition period and, as a result, we will not be required to adopt new or revised accounting standards on the dates on which adoption of such standards is required for other public reporting companies. It is possible that some investors will find our common stock less attractive as a result, which may result in a less active trading market for our common stock and higher volatility in our stock price.

We are also a “smaller reporting company” as defined in Rule 12b-2 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and have elected to take advantage of certain of the scaled disclosure available for smaller reporting companies.

Corporate Information

Our principal executive offices are located at 2150 South 1300 East, Suite 360, Salt Lake City, UT 84106. Our website address is [*]. The information included on our website is not part of this prospectus.

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The Offering

Common stock offered by us	[*] shares.

Common stock to be outstanding after the offering(1)	[*] (or [*] shares if the underwriters exercise their option to purchase additional shares in full).

Over-allotment option of common stock offered by us	The underwriters have a 45-day option to purchase up to [*] additional shares of common stock.

Use of proceeds	We expect to receive net proceeds of approximately $[*] million from this offering, assuming an initial public offering price of $[*] per share (which is the midpoint of the estimated range of the initial public offering price shown on the cover page of this prospectus) and no exercise of the underwriters’ over-allotment option, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. As of the date of this prospectus, we cannot specify with certainty all of the particular uses for the net proceeds to us from this offering. However, we currently intend to use the net proceeds to us from this offering for proprietary technology development, acquisitions, general corporate and working capital purposes. See the section of this prospectus titled “Use of Proceeds” beginning on page [*].

Lock-up agreements	We, all of our directors and officers and all of our stockholders have agreed with the underwriters, subject to certain exceptions, not to sell, transfer or dispose of, directly or indirectly, any of our common stock or securities convertible into or exercisable or exchangeable for our common stock for a period of (i) 180 days after the date of this prospectus in the case of our company, (ii) 12 months after the date of this prospectus in the case of our directors and officers, and (iii) 180 days after the date of this prospectus in the case of our stockholders. For additional information regarding our arrangement with the underwriters, please see “Underwriting.”

Risk factors	You should carefully consider the information set forth in this prospectus and, in particular, the specific factors set forth in the “Risk Factors” section beginning on page [*] of this prospectus before deciding whether or not to invest in shares of our common stock.

Proposed listing	We have applied to have our common stock listed on the [*] under the symbol “[*],” which listing is a condition to this offering.

The number of shares of common stock outstanding immediately following this offering is based on 30,000,000 shares outstanding as of February 11, 2022.

(1) Excludes [*] shares underlying the underwriters’ warrants ([*] shares is the underwriters’ over-allotment option is exercised in full)

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Summary Consolidated Financial Data

The following table presents summary consolidated financial and other data as of and for the periods indicated. You should read the following information together with our financial statements and related notes contained elsewhere in this prospectus and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” While LeeWay Services, Inc. was incorporated on October 12, 2021, at which time it purchased its subsidiaries, the consolidated statements present results of operations as though LeeWay Services owned the subsidiaries for each of the periods presented.

The summary financial data as of December 31, 2021 and 2020 and for the years then ended are derived from our audited financial statements included elsewhere in this prospectus.

All financial statements included in this prospectus are prepared and presented in accordance with generally accepted accounting principles in the United States (“GAAP”). The summary financial information is only a summary and should be read in conjunction with the historical financial statements and related notes contained elsewhere herein. The financial statements contained elsewhere fully represent our financial condition and operations; however, they are not indicative of our future performance.

	Years Ended December 31,
Statements of Operations Data	2021	2020
Revenue:
Transportation	$	$13,471,155
Financing service		440,385
Total revenue		13,911,540
Cost of sales:
Transportation costs		11,773,778
Financing costs		105,171
Total cost of sales		11,878,949
Gross profit		2,032,591
Total operating expenses		1,892,787
Income from operations		139,804
Other expense		3,851
Income before income tax		135,953
Income tax expense		77,375
Net income	$	$58,578

December 31, 2021
Balance Sheet Data	Actual	Pro Forma (1)
Cash	$	$
Total current assets
Total Assets
Total current liabilities
Total liabilities
Total stockholders’ equity
Total liabilities and stockholders’ equity	$	$

(1)

On a pro forma as adjusted basis to give effect to the sale by us of [*] shares of common stock in this offering at an assumed public offering price of $[*] per share (which is the midpoint of the estimated range of the initial public offering price shown on the cover page of this prospectus), after deducting the estimated underwriting discounts and commissions and estimated offering expenses.

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RISK FACTORS

Our business is subject to many risks and uncertainties, which may affect our future financial performance. If any of the events or circumstances described below occur, our business and financial performance could be adversely affected, our actual results could differ materially from our expectations, and the price of our stock could decline. The risks and uncertainties discussed below are not the only ones we face. There may be additional risks and uncertainties not currently known to us or that we currently do not believe are material that may adversely affect our business and financial performance. You should carefully consider the risks described below, together with all other information included in this prospectus including our financial statements and related notes, before making an investment decision. The statements contained in this prospectus that are not historic facts are forward-looking statements that are subject to risks and uncertainties that could cause actual results to differ materially from those set forth in or implied by forward-looking statements. If any of the following risks were to actually occur, our business, financial condition or results of operations could be harmed. In that case, the trading price of our common stock could decline, and investors in our securities may lose all or part of their investment.

Risks Related to Our Business and Operations

A significant portion of our revenue and accounts receivable is derived from a relatively limited number of large clients and any loss of, or decrease in sales to, these clients could harm our results of operations.

The Company has two major customers who together represented 76.12% of our revenue and [*]% of our accounts receivable for fiscal year 2021, one of which represented 59% of our revenue and [*]% of our accounts receivable. We are likely to continue to experience ongoing customer concentration, particularly if we are successful in attracting large enterprise clients. It is possible that revenue from these clients, either individually or as a group, may not reach or exceed historical levels in any future period. Although currently we have a strong relationship with each of these clients, were either of these customers to move their business elsewhere it would have an adverse effect on the profitability of the Company. The Company has very strong relationships with both of these customers and does not believe this concentration poses a significant risk.

We have incurred losses in the past and may be unable to achieve or sustain profitability in the future.

The Company incurred losses from inception through 2019, before generating a profit in 2020. There is no guarantee that the Company will continue to be profitable going forward, as our operations and profitability may be adversely impacted by COVID-19 and the current rate of inflation. Economic concerns may cause consumers to curtail spending, which could adversely impact both our transportation and capital services groups.

Increases in driver compensation or difficulties attracting and retaining qualified drivers could materially adversely affect our carriers’ profitability and their ability to maintain or grow their fleet.

Like many logistics companies, we are directly impacted when our carriers experience substantial difficulty in attracting and retaining sufficient numbers of qualified drivers, which includes the engagement of independent contractors. Our industry is subject to a shortage of qualified drivers. Such shortages are exacerbated during periods of economic expansion, in which alternative employment opportunities, including in the construction and manufacturing industries, which may offer better compensation and/or more time at home. Alternatively, during periods of economic downturns, in which unemployment benefits might be extended and financing is limited for independent contractors who seek to purchase equipment, or the scarcity or growth of loans for students who seek financial aid for driving school. Regulatory requirements, including those related to safety ratings, Electronic Logging Device (“ELD and ELDs”) and hours-of-service changes and an improved economy could further reduce the pool of eligible drivers or force our carriers to increase driver compensation to attract and retain drivers. We have seen evidence that stricter hours-of-service regulations adopted by the Department of Transportation (the "DOT") in the past have tightened, and, to the extent new regulations are enacted, may continue to tighten, the market for eligible drivers. The lack of adequate tractor parking along some U.S. highways and congestion caused by inadequate highway funding may make it more difficult for drivers to comply with hours-of-service regulations and cause added stress for drivers, further reducing the pool of eligible drivers. We believe that the required implementation of ELDs in December 2017 and enforcement thereof in April 2018 has and may further tighten such market. A shortage of qualified drivers and intense competition for drivers from other trucking companies will create difficulties in maintaining or increasing the number of drivers available to our carriers and may restrain their ability to engage independent contractors. Some of our carriers have implemented driver pay increases to address this shortage. The compensation they offer their drivers and independent contractor expenses are subject to market conditions, and they may find it necessary to further increase driver compensation. They may also become subject to increased independent contractor expenses in future periods, which could materially adversely affect our growth and profitability.

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In addition, our carriers suffer from a high turnover rate of drivers. This high turnover rate requires them to spend significant resources recruiting a substantial number of drivers in order to operate existing revenue equipment and subjects them to a high degree of risk with respect to driver shortages. Our carriers use of team-driven tractors in their expedited service requires two drivers per tractor, further increasing the number of drivers our team must recruit and retain. They also employ driver hiring standards, which could further reduce the pool of available drivers from which they hire. If they are unable to continue to attract and retain a sufficient number of drivers, they could be forced to, among other things, continue to adjust their compensation packages or operate with fewer tractors and face difficulty meeting shipper demands, either of which could materially adversely affect our growth and profitability.

 If our carriers do not meet our needs or expectations, or those of our clients, our business could suffer.

 The success of our business depends to a large extent on our relationships with clients and our reputation for providing high-quality technology enabled transportation and logistics services. We do not own or control the transportation assets that deliver our clients' freight, and we do not employ the people directly involved in delivering the freight. We rely on independent third-parties to provide truck load, light truck load, small parcel, inter-modal, domestic air, expedited and international services and to report certain information to us, including information relating to delivery status and freight claims. This reliance could cause delays in providing our clients with important service data and in the financial reporting of certain events, including recognizing revenue and recording claims. If we are unable to secure sufficient transportation services to meet our commitments to our clients, our operating results could be adversely affected, and our clients could switch to our competitors temporarily or permanently. Many of these risks are beyond our control and difficult to anticipate, including:

•	changes in rates charged by transportation providers;

•	supply shortages in the transportation industry, particularly among truckload carriers;

•	interruptions in service or stoppages in transportation as a result of labor disputes; and

•	changes in regulations impacting transportation.

 If any of the third-parties we rely on do not meet our needs or expectations, or those of our clients, our professional reputation may be damaged and our business could be harmed.

Competition could substantially impair our business and our operating results.

Competition in the transportation services industry is intense. We compete against other non-asset-based logistics companies as well as asset-based logistics companies; freight forwarders that dispatch shipments via asset-based carriers; carriers offering logistics services; internal shipping departments at companies that have substantial transportation requirements; large business process outsourcing (BPO) service providers; and smaller, niche service providers that provide services in a specific geographic market, industry segment or service area. We also compete against carriers' internal sales forces and shippers' transportation departments. At times, we buy transportation services from our competitors. Historically, competition has created a downward pressure on freight rates, and continuation of this rate pressure may adversely affect the Company's revenue and income from operations.

 In addition, a software platform and database similar to ours could be created over time by a competitor with sufficient financial resources and comparable experience in the transportation services industry. If our competitors are able to offer comparable services, we could lose clients, and our market share and profit margin could decline. Our competitors may also establish cooperative relationships to increase their ability to address client needs. Increased competition may lead to revenue reductions, reduced profit margins or a loss of market share, any one of which could harm our business.

 If we are unable to expand the number of our sales representatives and agents, or if a significant number of our sales representatives and agents leaves us, our ability to increase our revenue could be negatively impacted.

Our ability to expand our business will depend, in part, on our ability to attract additional sales representatives and agents with established client relationships. Competition for qualified sales representatives and agents can be intense, and we may be unable to hire such persons. Any difficulties we experience in expanding the number of our sales representatives and agents could have a negative impact on our ability to expand our client base, increase our revenue and continue our growth.

In addition, we must retain our current sales representatives and agents and properly incentivize them to obtain new clients and maintain existing client relationships. If a significant number of our sales representatives and agents leaves us, our revenue could be negatively impacted. We have entered into agreements with our sales representatives and agents that contain non-compete provisions to mitigate this risk, but we may need to litigate to enforce our rights under these agreements, which could be time-consuming, expensive and ineffective. A significant increase in the turnover rate among our current sales representatives and agents could also increase our recruiting costs and decrease our operating efficiency, which could lead to a decline in the demand for our services.

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If our services do not achieve widespread commercial acceptance, our business will suffer.

Many companies coordinate the procurement and management of their logistics needs with their own employees using a combination of telephone, facsimile, e-mail and the Internet. Growth in the demand for our services depends on the adoption of our technology enabled transportation and logistics services. We may not be able to persuade prospective clients to change their traditional transportation management processes. Our business could suffer if our services are not accepted by the marketplace.

 We may not be able to develop or implement new systems, procedures and controls that are required to support the anticipated growth in our operations.

        Our revenue increased to $27.3 million in 2021 from $13.6 million in 2020, representing an annual growth rate of 101%. This growth is a considerable escalation from the 70% growth experienced in 2020 over the $8.0 million revenue in 2019. Continued growth at the rates currently experienced could place a significant strain on our ability to:

•	recruit, motivate and retain qualified sales representatives and agents, carrier representatives and management personnel;

•	develop and improve our internal administrative infrastructure and execution standards; and

•	expand and maintain the operation of our technology infrastructure in a manner that preserves a quality customer experience.

To manage our growth, we must implement and maintain proper operational and financial controls and systems. Further, we will need to manage our relationships with various clients and carriers. We cannot give any assurance that we will be able to develop and implement, on a timely basis, the systems, procedures and controls required to support the growth in our operations or effectively manage our relationships with various clients and carriers. If we are unable to manage our growth, our business, operating results and financial condition could be adversely affected.

We have a long selling cycle to secure a new enterprise contract and a long implementation cycle, which require significant investments of resources.

 We typically face a long selling cycle to secure a new enterprise contract, which requires significant investment of resources and time by both our clients and us. Before committing to use our services, potential clients require us to spend time and resources educating them on the value of our services and assessing the feasibility of integrating our systems and processes with theirs. Our clients then evaluate our services before deciding whether to use them. Therefore, our enterprise selling cycle, which can take six months or more, is subject to many risks and delays over which we have little control, including our clients' decisions to choose alternatives to our services (such as other providers or in-house resources) and the timing of our clients' budget cycles and approval processes.

 Implementing our enterprise services, which can take from one to six months, involves a significant commitment of resources over an extended period of time from both our clients and us. Depending on the scope and complexity of the processes being implemented, these time periods may be significantly longer. Our clients and future clients may not be willing or able to invest the time and resources necessary to implement our services, and we may fail to close sales with potential clients to which we have devoted significant time and resources, which could have a material adverse effect on our business, results of operations, financial condition and cash flows, as we do not recognize significant revenue until after we have completed the implementation phase.

Our clients may terminate their relationships with us on short notice with limited or no penalties, and our clients are not obligated to spend a minimum amount with us.

Our transactional clients use our services on a shipment-by-shipment basis rather than under long-term contracts. These clients have no obligation to continue using our services and may stop using them at any time without penalty or with only limited penalties. Our contracts with enterprise clients typically have terms of one to three years and are subject to termination provisions negotiated on a contract-by-contract basis. In some cases, the enterprise contracts may be terminated by providing written notice within 60 days of execution or may be terminated upon 60 to 90 days' advanced written notice for any reason.

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 The volume and type of services we provide each client may vary from year to year and could be reduced if the client were to change its outsourcing or shipping strategy. Our enterprise clients generally are not obligated to spend any particular amount with us, although our enterprise contracts are typically exclusive with respect to point of origin or one or more modes of transportation, meaning that the client is obligated to use us if it ships from the point of origin or uses those modes. These contractual exclusivity provisions help ensure, but do not guarantee, that we receive a significant portion of the amount that our enterprise clients spend on transportation in the applicable mode or modes or from the applicable point of origin. In our experience, compliance with such provisions varies from client to client and over time. Failure to comply with these exclusivity provisions may adversely affect our revenue.

If a significant number of our transactional or enterprise clients elect to terminate or not to renew their engagements with us, or if the volume of their shipping orders decreases, our business, operating results and financial condition could suffer. If we are unable to renew our enterprise contracts at favorable rates, our revenue may decline.

Our engagement of independent contractors to provide our capacity exposes us to risks that are largely outside of our control.

Our contracts with independent contractors are governed by the federal leasing regulations, which impose specific requirements on us and the independent contractors. If more stringent federal leasing regulations are adopted, potential independent contractors could be deterred from becoming independent contractor drivers, which could materially adversely affect our goal of maintaining our current fleet levels of independent contractors.

Pursuant to our fuel surcharge program, we pay independent contractors we contract with a fuel surcharge that increases proportionally with increases in fuel prices. A significant increase or a rapid fluctuation in fuel prices could cause our costs under this program to be higher than the revenue we receive under our customer fuel surcharge programs.

We anticipate providing financing to certain qualified independent contractors through factoring their invoices. If we are unable to provide such financing in the future, due to liquidity constraints or other restrictions, we may experience a decrease in the number of independent contractors we are able to engage. Further, if independent contractors we engage default, or otherwise terminate the financing arrangement, and we are unable to find a replacement independent contractor or seat the tractor with a company driver, we may incur losses on amounts owed to us with respect to the tractor.

We operate in a highly competitive and fragmented industry, and numerous competitive factors could impair our ability to improve our profitability and materially adversely affect our results of operations.

Numerous competitive factors could impair our ability to improve our profitability and materially adversely affect our results of operations, including:

•	We compete with many other logistics companies for truckload carriers of varying sizes and services (including intermodal) and, to a lesser extent, with (i) less-than-truckload carriers, (ii) railroads, and (iii) other transportation and brokerage companies, several of which have access to more equipment and greater capital resources than we do;

•	many of our competitors periodically reduce their freight rates to gain business, especially during times of reduced growth in the economy, which may limit our ability to maintain or increase freight rates, to maintain or expand our business, or may require us to reduce our freight rates in order to remain competitive and keep our carriers productive;

•	our carriers may have difficulty recruiting and retaining drivers because our competitors offer better compensation or working conditions;

•	some of our larger customers are other transportation and logistics companies and may also operate their own private trucking fleets, and they may decide to transport more of their own freight;

•	some shippers have reduced or may reduce the number of carriers they use by selecting preferred carriers as approved service providers or by engaging dedicated providers, and we may not be selected for engagement;

•	many customers periodically solicit bids from multiple carriers for their shipping needs and this process may depress freight rates or result in a loss of business to competitors;

•	consolidation in the trucking industry may create other large carriers with greater financial resources and other competitive advantages, and we may have difficulty competing with them;

•	advances in technology may require us to increase investments in order to remain competitive, and our customers may not be willing to accept higher freight rates to cover the cost of these investments;

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•	our competitors may have better safety records than our carriers or a perception of better safety records;

•	higher fuel prices and, in turn, higher fuel surcharges to our customers may cause some of our customers to consider freight transportation alternatives, including rail transportation;

•	competition from freight brokerage companies may materially adversely affect our customer relationships and freight rates; and

•	economies of scale that procurement aggregation providers may pass on to smaller carriers may improve such carriers’ ability to compete with us.

Fluctuations in the price or availability of fuel or surcharge collection may increase our costs of operation, which could materially adversely affect our profitability.

Fuel is one of our carriers’ largest operating expenses. Diesel fuel prices fluctuate greatly due to factors beyond our control, such as political events, terrorist activities, armed conflicts, commodity futures trading, depreciation of the dollar against other currencies and hurricanes and other natural or man-made disasters, each of which may lead to an increase in the cost of fuel. Fuel prices also are affected by the rising demand for fuel in developing countries, including China. Fuel prices could be materially adversely affected by the use of crude oil and oil reserves for purposes other than fuel production and by diminished drilling activity. Such events may lead not only to increases in fuel prices, but also to fuel shortages and disruptions in the fuel supply chain. Because our operations are dependent upon diesel fuel, significant diesel fuel cost increases, shortages, or supply disruptions would materially adversely affect our business, financial condition, and results of operations.

Fuel also is subject to regional pricing differences and is often more expensive on the West Coast of the United States, where we have operations. Increases in fuel costs, to the extent not offset by rate per mile increases or fuel surcharges, have a material adverse effect on our operations and profitability. While we have fuel surcharge programs in place with a majority of our customers, which historically have helped us offset the majority of the negative impact of rising fuel prices associated with loaded or billed miles, we also incur fuel costs that cannot be recovered even with respect to customers with which we maintain fuel surcharge programs, such as those associated with non-revenue generating miles, the time when our engines are idling, and fuel for refrigeration units on our refrigerated trailers. Moreover, the terms of each customer's fuel surcharge program vary, and certain customers have sought to modify the terms of their fuel surcharge programs to minimize recoverability for fuel price increases. In addition, because our fuel surcharge recovery lags behind changes in fuel prices, our fuel surcharge recovery may not capture the increased costs we pay for fuel, especially when prices are rising. This could lead to fluctuations in our levels of reimbursement, which have occurred in the past. There can be no assurance that such fuel surcharges can be maintained indefinitely or will be sufficiently effective.

Developments in labor and employment law and any unionizing efforts by employees could have a material adverse effect on our results of operations.

We face the risk that Congress, federal agencies, or one or more states could approve legislation or regulations significantly affecting our businesses and our relationship with our employees, such as the previously proposed federal legislation referred to as the Employee Free Choice Act, which would have substantially liberalized the procedures for union organization. None of our domestic employees are currently covered by a collective bargaining agreement, but any attempt by our employees to organize a labor union could result in increased legal and other associated costs. Additionally, given the National Labor Relations Board’s “speedy election” rule, our ability to timely and effectively address any unionizing efforts would be difficult. If we entered into a collective bargaining agreement with our domestic employees, the terms could materially adversely affect our costs, efficiency and ability to generate acceptable returns on the affected operations.

Our business is subject to general economic, business, and regulatory factors affecting the truckload industry that are largely beyond our control, any of which could have a material adverse effect on our results of operations.

The truckload industry is highly cyclical, and our business is dependent on several factors that may have a negative impact on our results of operations, many of which are beyond our control. We believe that some of the most significant of these factors are economic changes that affect supply and demand in transportation markets, such as:

•	changes in customers’ inventory levels and practices, including shrinking product/package sizes, and in the availability of funding for their working capital;

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•	excess truck capacity in comparison with shipping demand;

•	driver shortages and increases in drivers’ compensation;

•	industry compliance with ongoing regulatory requirements;

•	downturns in customers’ business cycles, including as a result of declines in consumer spending.

Economic conditions that decrease shipping demand or increase the supply of available tractors and trailers can exert downward pressure on rates and equipment utilization, thereby decreasing asset productivity. The risks associated with these factors are heightened when the U.S. economy is weakened. Some of the principal risks during such times are as follows:

•	we may experience low overall freight levels, which may impair our asset utilization;

•	certain customers may face credit issues and cash flow problems that may lead to payment delays, increased credit risk, bankruptcies and other financial hardships that could result in even lower freight demand and may require us to increase our allowance for doubtful accounts;

•	freight patterns may change as supply chains are redesigned, resulting in an imbalance between our capacity and our customers’ freight demand;

•	customers may bid out freight or select competitors that offer lower rates in an attempt to lower their costs, and we might be forced to lower our rates or lose freight;

•	we may be forced to accept more loads from freight brokers, where freight rates are typically lower, or may be forced to incur more non-revenue generating miles to obtain loads; and

•	we may experience a lack of access to current sources of credit or lack of lender access to capital, leading to an inability to secure financing on satisfactory terms, or at all.

We are also subject to cost increases outside our control that could materially reduce our profitability if we are unable to increase our rates sufficiently. Such cost increases include, but are not limited to, increases in fuel prices, driver and office employee wages, purchased transportation costs, interest rates, taxes, tolls, license and registration fees, insurance, revenue equipment and related maintenance, tires and other components, and healthcare and other benefits for our employees. Further, we may not be able to appropriately adjust our costs to changing market demands. In order to maintain high variability in our business model, it is necessary to adjust staffing levels to changing market demands. In periods of rapid change, it is more difficult to match our staffing level to our business needs.

In addition, events outside our control, such as deterioration of U.S. transportation infrastructure and reduced investment in such infrastructure, strikes or other work stoppages at our facilities or at customer, port, border or other shipping locations, or actual or threatened armed conflicts or terrorist attacks, efforts to combat terrorism, military action against a foreign state or group located in a foreign state or heightened security requirements could lead to wear, tear and damage to our equipment, driver dissatisfaction, reduced economic demand, reduced availability of credit, increased prices for fuel, or temporary closing of the shipping locations or U.S. borders. Such events or enhanced security measures in connection with such events could impair our operating efficiency and productivity and result in higher operating costs.

Changing impacts of regulatory measures could impair our operating efficiency and productivity, decrease our revenues and profitability and result in higher operating costs. In addition, declines in the resale value of revenue equipment can affect our profitability and cash flows. From time to time, various U.S. federal, state or local taxes are also increased, including taxes on fuel. We cannot predict whether, or in what form, any such tax increase applicable to us will be enacted, but such an increase could materially adversely affect our profitability.

Increases in collateral requirements that support our insurance program could materially adversely affect our operations.

To comply with certain state insurance regulatory requirements, cash and/or cash equivalents must be paid to certain of our third-party insurers, to state regulators. Significant future increases in the amount of collateral required by third-party insurance carriers and regulators would reduce our liquidity and could materially adversely affect our business, financial condition, results of operations and capital resources.

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Seasonality and the impact of weather and other catastrophic events may affect our operations and profitability.

Our carrier productivity decreases during the winter season because of inclement weather impeding operations, and some shippers reduce their shipments after the winter holiday season. Revenue may also be adversely affected by inclement weather and holidays, since revenue is directly correlated with available working days of shippers. At the same time, operating expenses increase and fuel efficiency declines because of engine idling and harsh weather which leads to higher accident frequency, increased claims and higher equipment repair expenditures. We also may suffer from weather-related or other unforeseen events such as tornadoes, hurricanes, blizzards, ice storms, floods, fires, earthquakes and explosions. These events may disrupt fuel supplies, increase fuel costs, disrupt freight shipments or routes, affect regional economies, damage or destroy our assets or adversely affect the business or financial condition of our customers, any of which could materially adversely affect our results of operations or make our results of operations more volatile.

Litigation against us could be costly and time-consuming to defend and could materially and adversely affect our business, financial condition, and results of operations.

We are from time to time involved in various claims, litigation matters and regulatory proceedings incidental to our business, including claims for damages arising out of the use of our services and claims relating to intellectual property matters, employment matters, commercial disputes, competition, sales and trading practices, environmental matters, personal injury, and insurance coverage. Some of these lawsuits include claims for punitive as well as compensatory damages. The defense of these lawsuits could divert our management’s attention, and we could incur significant expenses in defending these lawsuits. In addition, we could be required to pay damage awards or settlements or become subject to unfavorable equitable remedies. Moreover, any insurance or indemnification rights that we could have may be insufficient or unavailable to protect us against potential loss exposures.

If we lose our key management personnel, or are unable to attract or retain qualified personnel, it could adversely affect our ability to execute our growth strategy.

Our success is dependent, in part, upon our ability to hire and retain management, engineers, marketing and sales personnel, and technical, research and other personnel who are in high demand and are often subject to competing employment opportunities. Our success will depend on our ability to retain our current personnel and to attract and retain qualified like personnel in the future. Competition for senior management, engineers, marketing and sales personnel and other specialized technicians is intense and we may not be able to retain our personnel. If we lose the services of any executive officers or key employees, our ability to achieve our business objectives could be harmed or delayed, which could have a material adverse effect on our daily operations, operating cash flows, results of operations and ultimately share price. In general, our officers could terminate their employment at any time without notice for any reason.

We are vulnerable to continued global economic uncertainty and volatility in financial markets.

Our business is highly sensitive to changes in general economic conditions as a seller of services. Financial markets inside the United States and internationally have experienced extreme disruption in recent times, including, among other things, extreme volatility in security prices, severely diminished liquidity and credit availability, and declining valuations of investments. We believe these disruptions are likely to have an ongoing adverse effect on the world economy. A continuing economic downturn and financial market disruptions could have a material adverse effect on our business, financial condition, and results of operations, including:

•	reducing demand for our services, increasing cancellations, and resulting in longer sales cycles and slower adoption of new technologies;

•	increasing the difficulty of collecting accounts receivable; and

•	increasing price competition in our served markets.

COVID-19 has had and may continue to have a material adverse impact on us.

In December 2019, a novel strain of coronavirus (COVID-19) was reported to have surfaced in Wuhan, China. The virus has since spread to over 150 countries and every state in the United States. On January 30, 2020, the World Health Organization declared the outbreak of Coronavirus a “Public Health Emergency of International Concern.” On March 11, 2020, the World Health Organization declared the outbreak a pandemic, and on March 13, 2020, the United States declared a national emergency.

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The COVID-19 pandemic, as well as the corresponding governmental response has had significant negative effects on the majority of the US economy and has adversely affected the entire transportation market. The consequences of the outbreak and impact on the economy continues to evolve and the full extent of the impact is uncertain as of the date of this prospectus. The outbreak has already had, and continues to have, a material adverse effect on our business, operating results and financial condition and has significantly disrupted our operations.

The COVID-19 pandemic has also caused adverse effects on general commercial activity and the global economy, which has led to an economic slowdown and recession, and which has adversely affected our business, operating results or financial condition. The COVID-19 pandemic has also led to and could continue to lead to severe disruption and volatility in the global capital markets, which could increase our cost of future capital and adversely affect our ability to access the capital markets in the future.

As the global outbreak of COVID-19 continues to rapidly evolve, it could continue to materially and adversely affect our revenues, cash flows, business, financial condition, results of operations and prospects for an indeterminate period of time. Notwithstanding recent developments and implementations with respect to vaccines for COVID-19, we are unable to accurately predict the full impact that the ongoing pandemic will have due to numerous factors that are not within our control, including its duration and severity. Although stay-at-home and shelter-in-place orders and business operation restrictions have been lifted in most states in the US, there is no guarantee that such orders and restrictions will not be reimplemented in the near future. Travel restrictions, supply chain disruptions, employee illness or quarantines, and other extended periods of interruption to our business have resulted and could continue to result in disruptions to our operations. These interruptions have had and could continue to have adverse impacts on the growth of our business and have caused and could continue to cause us to cease or delay operations. Any worsening of the COVID-19 pandemic could result in additional material adverse impacts on our business, financial condition, results of operations and prospects.

If the current pace of the pandemic cannot be slowed and the spread of the virus is not contained, our business operations could be further delayed or interrupted. We expect that government and health authorities may announce new or extend existing restrictions, which could require us to make further adjustments to our operations in order to comply with any such restrictions. We may also experience limitations in employee resources. In addition, our operations could be disrupted if any of our employees were suspected of having the virus, which could require quarantine of some or all such employees or closure of our facilities for disinfection. The duration of any business disruption cannot be reasonably estimated at this time but may materially affect our ability to operate our business and result in additional costs.

Although it is difficult to predict the effect and ultimate impact of the COVID-19 pandemic on our business, the impact of COVID19 could adversely affect our results of operations, financial condition, and cash flows in fiscal year 2022.

We could need to raise additional capital in the future, and if we are unable to secure adequate funds on terms acceptable to us, we could be unable to execute our business plan.

To remain competitive, we must continue to make significant investments in the development of our services, the expansion of our sales and marketing activities, and the expansion of our operating and management infrastructure as we increase sales domestically. If cash generated from our operations is insufficient to fund such growth, we could be required to raise additional funds through the issuance of equity or debt securities in the public or private markets, or through a collaborative arrangement or sale of assets. Additional financing opportunities may not be available to us, or if available, may not be on favorable terms. The availability of financing opportunities will depend, in part, on market conditions, and the outlook for our business. Any future issuance of equity securities or securities convertible into equity securities could result in substantial dilution to our stockholders, and the securities issued in such a financing could have rights, preferences, or privileges senior to those of our common stock. In addition, if we raise additional funds through debt financing, we could be subject to debt covenants that place limitations on our operations. We could not be able to raise additional capital on reasonable terms, or at all, or we could use capital more rapidly than anticipated. If we cannot raise the required capital when needed, we may not be able to satisfy the demands of existing and prospective customers, we could lose revenue and market share and we may have to curtail our capital expenditures.

The following factors, among others, could affect our ability to obtain additional financing on favorable terms, or at all:

•	our results of operations;

•	general economic conditions and conditions in the transportation industry;

•	the perception of our business in the capital markets;

•	making capital improvements to improve our infrastructure;

•	hiring qualified management and key employees;

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•	responding to competitive pressures;

•	complying with regulatory requirements, if any;

•	our ratio of debt to equity;

•	our financial condition;

•	our business prospects; and

•	interest rates.

If we are unable to obtain sufficient capital in the future, we could have to curtail our capital expenditures. Any curtailment of our capital expenditures could result in a reduction in net revenue, reduced quality of our services, or harm to our reputation, and could have a material adverse effect on our business, financial condition and results of operations.

Recent U.S. tax legislation may materially affect our financial condition, results of operations, and cash flows.

The Tax Cuts and Jobs Act (the “Tax Act”) has significantly changed the U.S. federal income taxation of U.S. businesses, including by reducing the U.S. corporate income tax rate, limiting interest deductions, permitting immediate expensing of certain capital expenditures, modifying or repealing many business deductions and credits.

The Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”) modifies certain provisions of the Tax Act, including increasing the amount of interest expense that may be deducted.

The Tax Act as modified by the CARES Act is unclear in many respects and could be subject to potential amendments and technical corrections, as well as interpretations and implementing regulations by the Treasury and IRS, any of which could lessen or increase certain adverse impacts of the legislation. In addition, it is unclear how these U.S. federal income tax changes will affect state and local taxation, which often uses federal taxable income as a starting point for computing state and local tax liabilities. Our analysis and interpretation of this legislation is preliminary and ongoing and there may be material adverse effects resulting from the legislation that we have not yet identified. While some of the changes made by the tax legislation may adversely affect us, other changes may be beneficial. We continue to work with our tax advisors and auditors to determine the full impact that the recent tax legislation as a whole will have on us. We urge our investors to consult with their legal and tax advisors with respect to such legislation and its potential effect on an investment in our common stock.

Our insurance policies are expensive and protect us only from some business risks, which will leave us exposed to significant uninsured liabilities.

We do not carry insurance for all categories of risk that our business may encounter. Some of the policies we currently maintain include general liability, employee benefits liability, property, umbrella, errors and omissions, workers’ compensation, products liability and directors’ and officers’ insurance. We do not know, however, if these policies will provide us with adequate levels of coverage. Any significant uninsured liability may require us to pay substantial amounts, which would adversely affect our cash position and results of operations.

Risks Related to Our Intellectual Property

Litigation or other proceedings or third-party claims of intellectual property infringement could require us to spend significant time and money and could prevent us from operating or impact our stock price.

Our commercial success will depend in part on not infringing the trademarks or violating the other proprietary rights of others. Any litigation or claim against us, even those without merit, may cause us to incur substantial costs, and could place a significant strain on our financial resources, divert the attention of management from our core business and harm our reputation. If we are found to infringe the intellectual property rights of third parties, we could be required to pay substantial damages (which may be increased up to three times of awarded damages) and/or substantial royalties and could be prevented from selling our products unless we obtain a license or are able to redesign our products to avoid infringement. Any such license may not be available on reasonable terms, if at all.

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If we are unable to protect the confidentiality of our trade secrets, our business and competitive position could be harmed.

In addition to trademark protection, we also rely upon copyright and trade secret protection. In addition to contractual measures, we try to protect the confidential nature of our proprietary information using commonly accepted physical and technological security measures. Such measures may not, for example, in the case of misappropriation of a trade secret by an employee or third party with authorized access, provide adequate protection for our proprietary information. Our security measures may not prevent an employee or consultant from misappropriating our trade secrets and providing them to a competitor, and recourse we take against such misconduct may not provide an adequate remedy to protect our interests fully. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret can be difficult, expensive, and time-consuming, and the outcome is unpredictable. Even though we use commonly accepted security measures, trade secret violations are often a matter of state law, and the criteria for protection of trade secrets can vary among different jurisdictions. In addition, trade secrets may be independently developed by others in a manner that could prevent legal recourse by us. If any of our confidential or proprietary information, such as our trade secrets, were to be disclosed or misappropriated, or if any such information was independently developed by a competitor, our business and competitive position could be harmed.

Third parties may assert that our employees or consultants have wrongfully used or disclosed confidential information or misappropriated trade secrets.

We employ individuals who previously worked with other companies, including our competitors or potential competitors. Although we try to ensure that our employees and consultants do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that we or our employees, consultants or independent contractors have inadvertently or otherwise used or disclosed intellectual property, including trade secrets or other proprietary information, of a former employer or other third party. Litigation may be necessary to defend against these claims. If we fail in defending any such claims or settling those claims, in addition to paying monetary damages or a settlement payment, we may lose valuable intellectual property rights or personnel. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees.

We are increasingly dependent on information technology, and our systems and infrastructure face certain risks, including cybersecurity and data leakage risks.

Significant disruptions to our information technology systems or breaches of information security could adversely affect our business. In the ordinary course of business, we collect, store and transmit large amounts of confidential information, and it is critical that we do so in a secure manner to maintain the confidentiality and integrity of such information. We have also outsourced significant elements of our information technology infrastructure; as a result, we manage independent vendor relationships with third parties who are responsible for maintaining significant elements of our information technology systems and infrastructure and who may or could have access to our confidential information. The size and complexity of our information technology systems make such systems potentially vulnerable to service interruptions and security breaches from inadvertent or intentional actions by our employees, partners or vendors. These systems are also vulnerable to attacks by malicious third parties and may be susceptible to intentional or accidental physical damage to the infrastructure maintained by us or by third parties. Maintaining the secrecy of confidential, proprietary and/or trade secret information is important to our competitive business position. While we have taken steps to protect such information and have invested in systems and infrastructures to do so, there can be no guarantee that our efforts will prevent service interruptions or security breaches in our systems or the unauthorized or inadvertent wrongful use or disclosure of confidential information that could adversely affect our business operations or result in the loss, dissemination, or misuse of critical or sensitive information. A breach our security measures or the accidental loss, inadvertent disclosure, unapproved dissemination, misappropriation or misuse of trade secrets, proprietary information or other confidential information, whether as a result of theft, hacking, fraud, trickery or other forms of deception, or for any other cause, could enable others to produce competing services, use our proprietary technology or information, and/or adversely affect our business position. Further, any such interruption, security breach, loss or disclosure of confidential information could result in financial, legal, business and reputational harm to us and could have a material adverse effect on our business, financial position, results of operations and/or cash flow.

Risks Related to this Offering and Ownership of our Common Stock

Our management will have broad discretion over the use of any net proceeds from this offering and you may not agree with how we use the proceeds, and the proceeds may not be invested successfully.

Our management will have broad discretion as to the use of any net proceeds from this offering and could use them for purposes other than those contemplated at the time of this offering. Accordingly, you will be relying on the judgment of our management with regard to the use of any proceeds from the sale of common stock and/or the exercise of warrants on a cash basis in this offering and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. It is possible that the proceeds will be invested in a way that does not yield a favorable, or any, return for you.

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Investors in this offering may experience future dilution as a result of this and future equity offerings.

In order to raise additional capital, we may in the future offer additional shares of our common stock or other securities convertible into or exchangeable for our common stock. Investors purchasing our shares or other securities in the future could have rights superior to existing common stockholders, and the price per share at which we sell additional shares of our common stock or other securities convertible into or exchangeable for our common stock in future transactions may be higher or lower than the price per share in this offering.

Sales of a significant number of shares of our common stock in the public markets, or the perception that such sales could occur, could depress the market price of our common stock.

Sales of a substantial number of shares of our common stock in the public markets could depress the market price of our common stock and impair our ability to raise capital through the sale of additional equity securities. We cannot predict the effect that future sales of our common stock would have on the market price of our common stock.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline.

The trading market for our common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business. If one or more of those analysts downgrade our stock or publish inaccurate or unfavorable research about our business, our stock price would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, demand for our stock could decrease, which might cause our stock price and trading volume to decline.

The price of our common stock may be volatile, and you may be unable to resell your shares at or above the initial public offering price.

Prior to this offering, there was no public market for shares of our common stock. The initial public offering price for the shares of our common stock sold in this offering will be determined by negotiation between the underwriters and us. This price may not reflect the market price of our common stock following this offering. You may be unable to sell your shares of common stock at or above the initial public offering price due to fluctuations in the market price of our common stock. In addition, the trading price of our common stock may be highly volatile and could be subject to wide fluctuations in response to various factors, some of which are beyond our control. Factors that could cause volatility in the market price of our common stock include, but are not limited to:

•	actual or anticipated fluctuations in our financial condition and operating results;

•	actual or anticipated changes in our growth rate relative to our competitors;

•	commercial success and market acceptance of our services;

•	success of our competitors in developing or commercializing services;

•	ability to commercialize or obtain regulatory approvals for our services, or delays in commercializing or obtaining regulatory approvals;

•	strategic transactions undertaken by us;

•	additions or departures of key personnel;

•	prevailing economic conditions;

•	disputes concerning our intellectual property or other proprietary rights;

•	transportation-related reform measures in the United States;

•	sales of our common stock by our officers, directors or significant stockholders;

•	future sales or issuances of equity or debt securities by us;

•	business disruptions caused by earthquakes, fires or other natural disasters; and

•	issuance of new or changed securities analysts’ reports or recommendations regarding us.

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In addition, the stock markets in general, and the markets for companies like ours, have from time-to-time experienced extreme volatility that have has been often unrelated to the operating performance of the issuer. A certain degree of stock price volatility can be attributed to being a newly public company. These broad market and industry fluctuations may negatively impact the price or liquidity of our common stock, regardless of our operating performance.

Accordingly, you will be relying on the judgment of our management regarding the use of any proceeds from the sale of common stock in this offering and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

As a “controlled company” under the rules of [*], we may choose to exempt our company from certain corporate governance requirements that could have an adverse effect on our public shareholders.

WLP, our parent company, is currently the beneficial owner of 100% of our voting stock. Upon the closing of this offering, WLP will own approximately [*]% of the voting power of our voting stock.  We currently meet the definition of a “controlled company” under the corporate governance standards for [*] listed companies and for so long as we remain a controlled company under this definition, we are eligible to utilize certain exemptions from the corporate governance requirements of [*].

As long as our officers and directors, either individually or in the aggregate, own at least 50% of the voting power of our Company, we are a “controlled company” as defined under the listing rules of [*].

For so as we are a controlled company under that definition, we are permitted to elect to rely, and may rely, on certain exemptions from corporate governance rules, including:

•	an exemption from the rule that a majority of our board of directors must be independent directors;

•	an exemption from the rule that the compensation of our CEO must be determined or recommended solely by independent directors; and

•	an exemption from the rule that our director nominees must be selected or recommended solely by independent directors.

Although we do not intend to rely on the “controlled company” exemption under the [*] listing rules, we could elect to rely on this exemption in the future. If we elect to rely on the “controlled company” exemption, a majority of the members of our board of directors might not be independent directors and our nominating and corporate governance and compensation committees might not consist entirely of independent directors.

 As a result, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

Raising additional capital may cause dilution to our existing stockholders and restrict our operations or require us to relinquish certain intellectual property rights.

We may seek additional capital through a combination of public and private equity offerings, debt financings, strategic partnerships and alliances, licensing arrangements and grants. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the ownership interest of our existing stockholders may be diluted, and the terms may include liquidation or other preferences that adversely affect the rights of our stockholders. Debt and receivables financings may be coupled with an equity component, such as warrants to purchase shares, which could also result in dilution of our existing stockholders’ ownership. The incurrence of indebtedness would result in increased fixed payment obligations and could also result in certain restrictive covenants, such as limitations on our ability to incur additional debt, limitations on our ability to acquire or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business. If we raise additional funds through strategic partnerships and alliances and licensing arrangements with third parties, we may have to relinquish valuable rights to our or our subsidiaries’ services or grant licenses on terms that are not favorable to us. A failure to obtain adequate funds may cause us to curtail certain operational activities, including validation/marketing studies, sales and marketing and operations, in order to reduce costs and sustain the business, and would have a material adverse effect on our business and financial condition.

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We may seek to grow our business through acquisitions or investments in new or complementary businesses, services or technologies, through the licensing of technologies from third parties or other strategic alliances, and the failure to manage acquisitions, investments, licenses or other strategic alliances, or the failure to integrate them with our existing business, could have a material adverse effect on our operating results, dilute our stockholders’ ownership, increase our debt or cause us to incur significant expense.

Our success depends on our ability to continually enhance and broaden our service offerings in response to changing customer demands, competitive pressures, technologies, and market pressures. Accordingly, from time to time we may consider opportunities to acquire, make investments in or license other technologies and businesses that may enhance our capabilities, complement our current services, or expand the breadth of our markets or customer base. Potential and completed acquisitions, strategic investments, licenses, and other alliances involve numerous risks, including:

•	difficulty assimilating or integrating acquired or licensed technologies or business operations;

•	issues maintaining uniform standards, procedures, controls, and policies;

•	unanticipated costs associated with acquisitions or strategic alliances, including the assumption of unknown or contingent liabilities and the incurrence of debt or future write-offs of intangible assets or goodwill;

•	diversion of management’s attention from our core business and disruption of ongoing operations;

•	adverse effects on existing business relationships with customers;

•	risks associated with entering new markets in which we have limited or no experience;

•	potential losses related to investments in other companies;

•	potential loss of key employees of acquired businesses; and

•	increased legal and accounting compliance costs.

We do not know if we will be able to identify acquisitions or strategic relationships we deem suitable, whether we will be able to successfully complete any such transactions on favorable terms, or at all, whether we will be able to successfully integrate any acquired business or technology into our business, or retain any key personnel, suppliers or distributors. Our ability to successfully grow through strategic transactions depends upon our ability to identify, negotiate, complete and integrate suitable target businesses or technologies and to obtain any necessary financing. These efforts could be expensive and time-consuming and may disrupt our ongoing business and prevent management from focusing on our operations. As a result of any such failures, the price of our common stock may be affected adversely.

To finance any acquisitions, investments or strategic alliances, we may choose to issue shares of our common stock as consideration, which could dilute the ownership of our stockholders. Additional funds may not be available on terms that are favorable to us, or at all. If the price of our common stock is low or volatile, we may be unable to consummate any acquisitions, investments or strategic alliances using our stock as consideration. Furthermore, the market may look negatively upon the proposed issuance, and the resulting dilutive effect upon our common stock which could then further negatively affect our stock price.

We may be subject to securities litigation, which is expensive and could divert our management’s attention.

The market price of our securities may be volatile, and in the past companies that have experienced volatility in the market price of their securities have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Securities litigation against us could result in substantial costs and divert our management’s attention from other business concerns.

 If there is no viable public market for our common stock, you may be unable to sell your shares at or above the initial public offering price.

Prior to this offering there has been no public market for shares of our common stock. Although we expect our common stock will be approved for listing on [*], an active trading market for our shares may never develop or be sustained following this offering. You may be unable to sell your shares quickly or at the market price if trading in shares of our common stock is not active. The initial public offering price for our common stock will be determined through negotiations with the underwriters, and the negotiated price may not be indicative of the market price of the common stock after the offering. As a result of these and other factors, you may be unable to resell your shares of our common stock at or above the initial public offering price. Further, an inactive market may also impair our ability to raise capital by selling shares of our common stock and may impair our ability to enter into strategic partnerships or acquire companies by using our shares of common stock as consideration.

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If our common stock is listed on [*] we must meet certain financial and liquidity criteria to maintain such listing. If we violate the maintenance requirements for continued listing of our common stock, our common stock may be delisted. In addition, our board may determine that the cost of maintaining our listing on a national securities exchange outweighs the benefits of such listing. A delisting of our common stock from [*] may materially impair our stockholders’ ability to buy and sell our common stock and could have an adverse effect on the market price of, and the efficiency of the trading market for, our common stock. In addition, the delisting of our common stock could significantly impair our ability to raise capital.

This offering has not been reviewed by independent professionals.

We have not retained any independent professionals to review or comment on this prospectus or otherwise protect the interest of the investors hereunder. Although we have retained our own counsel, neither such counsel nor any other counsel has made, on behalf of the investors, any independent examination of any factual matters represented by management herein. Therefore, for purposes of making a decision to purchase our common stock, you should not rely on our counsel with respect to any matters herein described. Prospective investors are strongly urged to rely on the advice of their own legal counsel and advisors in making a determination to purchase our shares of common stock.

Our failure to maintain effective internal controls over financial reporting could have an adverse impact on us.

We are required to establish and maintain appropriate internal controls over financial reporting. Failure to establish those controls, or any failure of those controls once established, could adversely impact our public disclosures regarding our business, financial condition, or results of operations. In addition, management’s assessment of internal controls over financial reporting may identify weaknesses and conditions that need to be addressed in our internal controls over financial reporting or other matters that may raise concerns for investors. Any actual or perceived weaknesses and conditions that need to be addressed in our internal control over financial reporting, disclosure of management’s assessment of our internal controls over financial reporting or disclosure of our public accounting firm’s attestation to or report on management’s assessment of our internal controls over financial reporting may have an adverse impact on the price of our common stock.

A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. In addition, the design of a control system must reflect the fact that there are resource constraints, and the benefit of controls must be relative to their costs. Because of the inherent limitations in all control systems, no system of controls can provide absolute assurance that all control issues and instances of fraud, if any, within our company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. Further, controls can be circumvented by individual acts of some persons, by collusion of two or more persons, or by management override of the controls. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Over time, a control may become inadequate because of changes in conditions or the degree of compliance with policies or procedures may deteriorate. Because of inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and may not be detected.

At present, we believe that we have effective internal controls in place. However, our management, including our Chief Executive Officer, cannot guarantee that our internal controls and disclosure controls that we have in place will prevent all possible errors, mistakes or all fraud.

Our financial controls and procedures may not be sufficient to ensure timely and reliable reporting of financial information, which, as a public company, could materially harm our stock price.

We require significant financial resources to maintain our public reporting status. We cannot assure you we will be able to maintain adequate resources to ensure that we will not have any future material weakness in our system of internal controls. The effectiveness of our controls and procedures may in the future be limited by a variety of factors including:

•	faulty human judgment and simple errors, omissions or mistakes;

•	fraudulent action of an individual or collusion of two or more people;

•	inappropriate management override of procedures; and

•	the possibility that any enhancements to controls and procedures may still not be adequate to assure timely and accurate financial information.

Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in the United States of America. Our internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.

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Despite these controls, because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance of achieving their control objectives. Furthermore, smaller reporting companies like us face additional limitations. Smaller reporting companies employ fewer individuals and can find it difficult to employ resources for complicated transactions and effective risk management. Additionally, smaller reporting companies tend to utilize general accounting software packages that lack a rigorous set of software controls.

If we fail to have effective controls and procedures for financial reporting in place, we could be unable to provide timely and accurate financial information and be subject to investigation by the Securities and Exchange Commission and civil or criminal sanctions.

We must implement additional and expensive procedures and controls to grow our business and organization and to satisfy new reporting requirements, which will increase our costs and require additional management resources.

Upon becoming a fully public reporting company, we will be required to comply with the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) and the related rules and regulations of the SEC, including the requirements that we maintain disclosure controls and procedures and adequate internal control over financial reporting. Compliance with the Sarbanes-Oxley Act and other SEC and national exchange requirements will increase our costs and require additional management resources. We recently have begun upgrading our procedures and controls and will need to continue to implement additional procedures and controls as we grow our business and organization and to satisfy new reporting requirements. If we are unable to complete the required assessment as to the adequacy of our internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act or if we fail to maintain internal control over financial reporting, our ability to produce timely, accurate and reliable periodic financial statements could be impaired.

If we do not maintain adequate internal control over financial reporting, investors could lose confidence in the accuracy of our periodic reports filed under the Exchange Act. Additionally, our ability to obtain additional financing could be impaired or a lack of investor confidence in the reliability and accuracy of our public reporting could cause our stock price to decline.

We are an “emerging growth company” under the JOBS Act of 2012 and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We cannot predict if investors will find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

In addition, Section 107 of the JOBS Act also provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We are choosing to take advantage of the extended transition period for complying with new or revised accounting standards.

We will remain an “emerging growth company” until the last day of the fiscal year following the fifth anniversary of the date of the first sale of our common stock pursuant to an effective registration statement under the Securities Act, although we will lose that status sooner if our revenues exceed $1.07 billion, if we issue more than $1 billion in non-convertible debt in a three year period, or if the market value of our common stock that is held by non-affiliates exceeds $700 million as of the last day of our most recently completed second fiscal quarter.

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Our status as an “emerging growth company” under the JOBS Act may make it more difficult to raise capital as and when we need it.

Because of the exemptions from various reporting requirements provided to us as an “emerging growth company” and because we will have an extended transition period for complying with new or revised financial accounting standards, we may be less attractive to investors and it may be difficult for us to raise additional capital as and when we need it. Investors may be unable to compare our business with other companies in our industry if they believe that our financial accounting is not as transparent as other companies in our industry. If we are unable to raise additional capital as and when we need it, our financial condition and results of operations may be materially and adversely affected.

We have not paid dividends in the past and do not expect to pay dividends in the future, and any return on investment may be limited to the value of our stock.

We have never paid cash dividends on our common stock and do not anticipate paying cash dividends on our common stock in the foreseeable future. We currently intend to retain any future earnings to support the development of our business and do not anticipate paying cash dividends in the foreseeable future. Our payment of any future dividends will be at the discretion of our board of directors after taking into account various factors, including, but not limited to, our financial condition, operating results, cash needs, growth plans and the terms of any credit agreements that we may be a party to at the time. In addition, our ability to pay dividends on our common stock may be limited by Nevada state law. Accordingly, investors must rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize a return on their investment. Investors seeking cash dividends should not purchase our common stock.

The elimination of personal liability against our directors and officers under Nevada law and the existence of indemnification rights held by our directors, officers and employees may result in substantial expenses.

Our articles of incorporation and our bylaws eliminate the personal liability of our directors and officers to us and our stockholders for damages for breach of fiduciary duty as a director or officer to the extent permissible under Nevada law. Further, our articles of incorporation and our bylaws provide that we are obligated to indemnify each of our directors or officers to the fullest extent authorized by Nevada law and, subject to certain conditions, advance the expenses incurred by any director or officer in defending any action, suit or proceeding prior to its final disposition. Those indemnification obligations could expose us to substantial expenditures to cover the cost of settlement or damage awards against our directors or officers, which we may be unable to afford. Further, those provisions and resulting costs may discourage us or our stockholders from bringing a lawsuit against any of our current or former directors or officers for breaches of their fiduciary duties, even if such actions might otherwise benefit our stockholders.

Provisions in Nevada law may have an anti-takeover effect.

Nevada corporate statutes contain provisions designed to protect Nevada corporations and employees from the adverse effects of hostile corporate takeovers. These statutory provisions reduce the possibility that a third party could effect a change in control without the support of our incumbent directors and may also strengthen the position of current management by restricting the ability of shareholders to change the composition of the Board, to affect its policies generally and to benefit from actions that are opposed by the Board.

You should consult your own independent tax advisor regarding any tax matters arising with respect to the securities offered in connection with this offering.

Participation in this offering could result in various tax-related consequences for investors. All prospective purchasers of the resold securities are advised to consult their own independent tax advisors regarding the U.S. federal, state, local and non-U.S. tax consequences relevant to the purchase, ownership, and disposition of the resold securities in their particular situations.

IRS CIRCULAR 230 DISCLOSURE: TO ENSURE COMPLIANCE WITH REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY U.S. TAX ADVICE CONTAINED HEREIN (INCLUDING ANY ATTACHMENTS) IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, FOR THE PURPOSE OF AVOIDING PENALTIES UNDER THE INTERNAL REVENUE CODE. IN ADDITION, ANY U.S. TAX ADVICE CONTAINED HEREIN (INCLUDING ANY ATTACHMENTS) IS WRITTEN TO SUPPORT THE “PROMOTION OR MARKETING” OF THE MATTER(S) ADDRESSED HEREIN. YOU SHOULD SEEK ADVICE BASED ON YOUR PARTICULAR CIRCUMSTANCES FROM YOUR OWN INDEPENDENT TAX ADVISOR.

IN ADDITION TO THE ABOVE RISKS, BUSINESSES ARE OFTEN SUBJECT TO RISKS NOT FORESEEN OR FULLY APPRECIATED BY MANAGEMENT. IN REVIEWING THIS FILING, POTENTIAL INVESTORS SHOULD KEEP IN MIND THAT OTHER POSSIBLE RISKS MAY ADVERSELY IMPACT THE COMPANY’S BUSINESS OPERATIONS AND THE VALUE OF THE COMPANY’S SECURITIES.

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SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains “forward-looking statements.” The forward-looking statements are contained principally in the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” Forward-looking statements reflect the current view about future events. When used in this prospectus, the words “anticipate,” “believe,” “estimate,” “expect,” “future,” “intend,” “plan,” or the negative of these terms and similar expressions, as they relate to us or our management, identify forward-looking statements. Such statements, include, but are not limited to, statements contained in this prospectus relating to our business strategy, our future operating results and liquidity and capital resources outlook. Forward-looking statements are based on our current expectations and assumptions regarding our business, the economy and other future conditions. Because forward–looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Our actual results may differ materially from those contemplated by the forward-looking statements. They are neither statements of historical fact nor guarantees of assurance of future performance. We caution you therefore against relying on any of these forward-looking statements. Important factors that could cause actual results to differ materially from those in the forward-looking statements include, without limitation:

1.	Our ability to effectively operate our business segments;

2.	Our ability to manage our research, development, expansion, growth and operating expenses;

3.	Our ability to evaluate and measure our business, prospects and performance metrics;

4.	Our ability to compete, directly and indirectly, and succeed in the highly competitive transportation industry;

5.	Our ability to respond and adapt to changes in technology and customer behavior;

6.	Our ability to protect our intellectual property and to develop, maintain and enhance a strong brand; and

7.	Other factors (including the risks contained in the section of this prospectus entitled “Risk Factors”) relating to our industry, our operations and results of operations.

Should one or more of these risks or uncertainties materialize, or should the underlying assumptions prove incorrect, actual results may differ significantly from those anticipated, believed, estimated, expected, intended or planned.

The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus.  Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. We cannot guarantee future results, levels of activity, performance or achievements. Except as required by applicable law, including the securities laws of the United States, we do not intend to update or otherwise revise any of the forward-looking statements in this prospectus to conform these statements to actual results.

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USE OF PROCEEDS

We estimate that we will receive net proceeds of approximately [*] (or approximately [*] if the underwriters’ option to purchase additional shares is exercised in full) from the sale of the common stock offered by us in this offering, based on public offering price of [*] per share, which is the midpoint of the estimated range of the initial public offering price shown on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The principal purposes of this offering are to increase our capitalization and financial flexibility, increase our visibility in the marketplace and create a public market for our common stock. As of the date of this prospectus, we cannot specify with certainty all of the particular uses for the net proceeds to us from this offering. However, we currently intend to use the net proceeds to us from this offering for proprietary technology development, acquisitions, general corporate and working capital purposes. While we expect to use the net proceeds for the purposes described above, the timing and amount of our actual expenditures will be based on many factors, including cash flows from operations, the anticipated growth of our business and the general economic conditions

We will retain broad discretion in the allocation of the net proceeds from this offering and could utilize the proceeds in ways that do not necessarily improve our results of operations or enhance the value of our common stock.

The table below sets forth the manner in which we expect to use the net proceeds we receive from this offering. All amounts included in the table below are estimates.

Description	Amount
Proprietary Technology Development	$	[*]
Acquisitions	$	[*]
General Corporate and Working Capital Purposes	$	[*]
Total	$	[*]

The foregoing information is an estimate based on our current business plan. We may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Pending these uses, we intend to invest the net proceeds of this offering in a money market or other interest-bearing account.

The foregoing information is an estimate based on our current business plan. We may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Pending these uses, we intend to invest the net proceeds of this offering in a money market or other interest-bearing account. See “Risk Factors— Risks Related to this Offering and Ownership of our Common Stock— Our management will have broad discretion over the use of any net proceeds from this offering and you may not agree with how we use the proceeds, and the proceeds may not be invested successfully.”

DIVIDEND POLICY

We have not declared any cash dividends since inception, and we do not anticipate paying any dividends in the foreseeable future. Instead, we anticipate that all of our earnings will be used to provide working capital, to support our operations, and to finance the growth and development of our business, including potentially the acquisition of, or investment in, businesses, technologies or services that complement our existing business. The payment of dividends is within the discretion of the Board and will depend on our earnings, capital requirements, financial condition, prospects and applicable Nevada law. There are no restrictions that currently limit our ability to pay dividends on our common stock other than those generally imposed by applicable state law. See also “Risk Factors—Risks Relating to this Offering and Ownership of Our Common Stock—We have not paid dividends in the past and do not expect to pay dividends in the future.”

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CAPITALIZATION

The following table sets forth our consolidated cash and capitalization, as of December 31, 2021. Such information is set forth on the following basis:

•	on an actual basis; and

•	on a pro forma basis to reflect our receipt of the net proceeds of our sale and issuance of [*] shares of common stock in this offering at an assumed initial public offering price of $[*] per share (the midpoint of the price range set forth on the front cover page of this prospectus), after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us and after the use of net proceeds therefrom (assuming no exercise by the underwriters of their option to purchase additional shares from us).

The pro forma information below is illustrative only and our capitalization following the completion of this offering is subject to adjustment based on the public offering price of the shares and other terms of this offering determined at pricing. You should read the following table in conjunction with “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes included in this prospectus.

	Actual	Pro forma(1)
Cash	$	$
Long-term debt	$	$
[To be listed]
Total long-term debt
Stockholders’ equity:
Preferred stock, $0.001 par value, 20,000,000 shares authorized; 2,000 shares issued and outstanding, actual and pro forma
Common stock, $0.001 par value,180,000,000 shares authorized; 30,000,000 shares issued and outstanding, actual; shares issued and outstanding, pro forma
Additional paid-in capital
Retained earnings (deficit)
Total stockholders’ equity
Total capitalization	$	$

(1) Does not include: [*] shares of our common stock issuable upon exercise of the underwriter’s warrants ([*] shares if the underwriters’ over-allotment option is exercised in full).

Each $1.00 increase or decrease in the assumed initial public offering price of $[*] per share (which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus), assuming no change in the number of shares to be sold, would increase or decrease the pro forma as adjusted cash and cash equivalents, additional paid-in capital and total stockholders’ equity by approximately $[*], after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

DILUTION

If you invest in our common stock in this offering, your ownership interest will be diluted to the extent of the difference between the assumed initial public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock immediately after this offering.

The historical net tangible book value of our common stock as of December 31, 2021, was [*] or $[*] per share. Historical net tangible book value per share of our common stock represents our total tangible assets (total assets less intangible assets) less total liabilities divided by the number of shares of our common stock outstanding as of that date. After giving effect to the sale of [*] shares in this offering at an initial public offering price of $[*] per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, our pro forma net tangible book value as of December 31, 2021 would have been $[*] or approximately $[*] per share of our common stock. This represents an immediate increase in as adjusted pro forma, net tangible book value per share of $[*] to the existing stockholders and an immediate dilution in as adjusted pro forma net tangible book value per share of $[*] to new investors who purchase shares of our common stock in the offering. The following table illustrates this per share dilution to new investors:

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Assumed initial public offering price per share			$
Historical net tangible book value per share as of December 31, 2021	$	[*]
Increase in pro forma net tangible book value per share attributable to new investors purchasing shares in this offering		[*]
Pro forma net tangible book value per share after this offering
Dilution per share to new investors purchasing shares in this offering			$

If the underwriters exercise their option to purchase [*] additional shares in full, the pro forma as adjusted net tangible book value of our common stock after this offering would be $[*] per share, representing an immediate increase in net tangible book value of approximately $[*] per share to existing stockholders and an immediate dilution of $[*] per share to the investors in this offering, after deducting the underwriting discount and estimated offering expenses payable by us.

We may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of these securities may result in further dilution to our stockholders.

The following table sets forth the total number of shares of common stock previously issued and sold to the existing stockholder, the total consideration paid for the foregoing and the average price per share of common stock paid, or to be paid, by the existing stockholder and by the new investors. The calculation below is based on the assumed initial public offering price of $[*] per share, which is the midpoint of the estimated offering range set forth on the cover page of this prospectus, before deducting estimated underwriter commissions and offering expenses, in each case payable by us.

	Shares Purchased			Total Consideration
	Number	Percent		Amount		Percent		Per Share

Existing stockholders	[*]	[*]	%	$	[*]	[*]	%	$	[*]
New Investors	[*]	[*]	%	$	[*]	[*]	%	$	[*]
	[*]	[*]	%	$	[*]	[*]	%		[*]

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Certain statements made in this prospectus are “forward-looking statements” regarding the plans and objectives of management for future operations. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements of the “Company” to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. The forward-looking statements included herein are based on current expectations that involve numerous risks and uncertainties. The Company’s plans and objectives are based, in part, on assumptions involving the continued expansion of business. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond the control of the Company. Although the Company believes its assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate and therefore, there can be no assurance the forward-looking statements included in this prospectus will prove to be accurate. In light of the significant uncertainties inherent in the forward-looking statements included herein, the inclusion of such information should not be regarded as a representation by the Company or any other person that the objectives and plans of the Company will be achieved. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and in other parts of this prospectus. Our fiscal year ends on December 31.

Overview

We operate a freight brokerage and transportation business, providing comprehensive transportation management solutions for shippers and carriers. Headquartered in Salt Lake City, Utah. we deliver a one-stop freight management platform that connects shippers with truckers to facilitate shipments across distance ranges, cargo weights, and types. We deliver value-driven logistics solutions powered by effective technology and distinguished by personalized service built on solid relationships. We are building a next-generation digital freight platform that we believe will transform the highly fragmented $1 trillion transportation and logistics sector.

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Logistics is the lifeblood of our economy, powering the movement of goods and connecting the engines of production and consumption. We aspire to revolutionize logistics, improve efficiency across the value and supply chain and reduce the carbon footprint for our planet. Our goal is to leverage technology to eliminate inefficiencies and create economic opportunity across the freight ecosystem. Our team is comprised of innovators seeking to build the best products for all parties in the freight industry and to provide shippers and carriers with unparalleled transparency.

We also operate a next-generation, end-to-end cloud-based financing platform for small and medium sized companies primarily in the e-commerce marketplace.  By combining industry-leading technology and security with the expertise and care of our team, we serve e-commerce business owners nationwide with efficiency, simplicity, transparency and reliability by providing alternative financial products to help them grow.

We are also in the process of developing proprietary mobile applications and other transportation financial products which can be used by shippers, carriers and other freight brokers.

Our transportation business is operated through our wholly owned subsidiary, LeeWay Transportation, which operates through its two operating subsidiaries, Leeway Global Logistics and LeeWay Freight Lines. Our specialty financial services business is operated through our wholly owned subsidiary, LeeWay Capital.

Marketplace Challenges

We have proven our ability to grow both revenue and gross margin throughout a variety of challenging market environments. Our convincing performance proved the resiliency of our business model in 2020 and 2021 when we grew revenue by 70% and 101%, respectively, despite the market challenges presented by supply side problems and COVID-19. We believe we are well positioned to continue this vigorous growth into the future, given the robust demand in the market and our deepening relationships with new and existing shippers

Although it is difficult to predict the effect and ultimate impact of the COVID-19 pandemic on our business, the impact of COVID19 could adversely affect our results of operations, financial condition and cash flows in fiscal year 2022.

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Principal Factors Affecting Our Financial Performance

Our operating results are primarily affected by the following factors:

•	our ability to acquire new customers or retain existing customers;

•	our ability to offer competitive pricing;

•	our ability to broaden product and service offerings;

•	industry demand and competition; and

•	market conditions and our market position.

Segments

We report segment information consistent with our two major operations: transportation and financing. The transportation segment includes revenues and costs related to our transportation brokerage operation. The financing segment includes revenues and costs related to the providing of financing to individuals and entities that sell products on various sales platforms, such as Amazon, Walmart and Shopify. All business activity is confined to the continental United States, and as such there is no breakout between domestic and international revenues and expenses.

Results of Operations

Comparison of Years Ended December 31, 2021 and 2020

The following table sets forth key components of our results of operations during the years ended December 31, 2021 and 2020, both in dollars and as a percentage of our revenues.

	December 31, 2021			December 31, 2020
	Amount	% of Revenues		Amount	% of Revenues
Revenues
Transportation income	$		%	$13,471,155	96.83%
Financing service income			%	440,385	3.17%
Total revenue			%	13,911,540	100.00%
Cost of goods sold
Transportation costs			%	11,773,778	84.63%
Financing costs			%	105,171	0.76%
Total cost of goods sold			%	11,878,949	85.39%
Gross profit			%	2,032,591	14.61%
Operating expenses
Payroll and consultants			%	1,276,964	9.18%
Sales and marketing			%	265,321	1.91%
General and administrative			%	323,840	2.33%
Depreciation			%	26,662	0.19%
Total operating expenses			%	1,892,787	13.61%
Income from operations			%	139,804	1.00%
Interest expense			%	3,851	0.03%
Income before income tax			%	135,953	0.98%
Income tax expense			%	77,375	0.56%
Net income	$		%	$58,578	0.42%

Revenues. Our total revenues [increased/decreased] by $[ ], or [ ]%, to $[ ] for the year ended December 31, 2021 from $13,911,540 for the year ended December 31, 2020.

Our transportation segment generates revenue from contracting with carriers to meet freight hauling delivery needs of our clients. Revenues from the transportation segment were $[ ], or [ ]% of our total revenues, for the year ended December 31, 2021, as compared to $13,471,155, or 96.83% of total revenues, for the year ended December 31, 2020, an [increase/decrease] of $[ ], or [ ]%. Such [increase/decrease] was due to [ ].

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Our financing segment generates revenue from fees charged for funds advanced to our clients. Revenues from the financing segment were $[ ], or [ ]% of our total revenues, for the year ended December 31, 2021, as compared to $440,385, or 3.17% of total revenues, for the year ended December 31, 2020, an [increase/decrease] of $[ ], or [ ]%. Such [increase/decrease] was due to [ ].

Cost of goods sold. Our total cost of goods sold [increased/decreased] by $[ ], or [ ]%, to $[ ] for the year ended December 31, 2021 from $11,878,949 for the year ended December 31, 2020. As a percentage of revenues, cost of goods sold [increased/decreased] from 85.39% in 2020 to [ ]% in 2021.

Cost of goods sold for the transportation segment consist of the fees paid to motor carrier lines and independent owner/operators for the delivery of freight contracted. Cost of goods sold for the transportation segment [increased/decreased] by $[ ], or [ ]%, to $[ ] for the year ended December 31, 2021 from $11,773,778 for the year ended December 31, 2020. Such [increase/decrease] was due to [ ]. As a percentage of transportation revenues, cost of goods sold for the transportation segment was [ ]% and 87.40% for the years ended December 31, 2021 and 2020, respectively.

Cost of goods sold for the financing segment consist of the cost of capital obtained to fund the agreements entered into with clients. Cost of goods sold for the financing segment [increased/decreased] by $[ ], or [ ]%, to $[ ] for the year ended December 31, 2021 from $105,171 for the year ended December 31, 2020. Such [increase/decrease] was due to [ ]. As a percentage of financing revenues, cost of goods sold for the financing segment was [ ]% and 23.88% for the years ended December 31, 2021 and 2020, respectively.

Gross profit. As a result of the foregoing, our gross profit [increased/decreased] by $[ ], or [ ]%, to $[ ] for the year ended December 31, 2021 from $2,032,591 for the year ended December 31, 2020. As a percentage of revenues, our gross profit increased from 14.61% in 2020 to [ ]% in 2021.

Gross profit from the transportation segment [increased/decreased] by $[ ], or [ ]%, to $[ ] for the year ended December 31, 2021 from $1,697,377 for the year ended December 31, 2020. Such [increase/decrease] was due to [ ]. As a percentage of transportation revenues, gross profit for the transportation segment was [ ]% and 12.60% for the years ended December 31, 2021 and 2020, respectively.

Gross profit from the financing segment [increased/decreased] by $[ ], or [ ]%, to $[ ] for the year ended December 31, 2021 from $335,214 for the year ended December 31, 2020. Such [increase/decrease] was due to [ ]. As a percentage of financing revenues, gross profit for the financing segment was [ ]% and 76.12% for the years ended December 31, 2021 and 2020, respectively.

Payroll and consultant expenses. Our payroll and consultant expenses consist primarily of personnel expenses, including employee salaries and bonuses, plus related payroll taxes, and consultant fees. Our payroll and consultant expenses [increased/decreased] by $[ ], or [ ]%, to $[ ] for the year ended December 31, 2021 from $1,276,964 for the year ended December 31, 2020. The [increase/decrease] was primarily due to [ ]. As a percentage of revenues, payroll and consultant expenses [increased/decreased] from 9.18% in 2020 to [ ]% in 2021.

Sales and marketing expenses. Our sales and marketing expenses consists primarily of advertising. Our sales and marketing expenses [increased/decreased] by $[ ], or [ ]%, to $[ ] for the year ended December 31, 2021 from $265,321 for the year ended December 31, 2020. The [increase/decrease] was primarily due to [ ]. As a percentage of revenues, sales and marketing expenses [increased/decreased] from 1.91% in 2020 to [ ]% in 2021.

General and administrative expenses. Our general and administrative expenses consist primarily of rent and related office expenses. Our general and administrative expenses [increased/decreased] by $[ ], or [ ]%, to $[ ] for the year ended December 31, 2021 from $323,840 for the year ended December 31, 2020. The [increase/decrease] was primarily due to [ ]. As a percentage of revenues, general and administrative expenses [increased/decreased] from 2.33% in 2020 to [ ]% in 2021.

Depreciation. Depreciation was $[ ], or [ ]% of revenues, for the year ended December 31, 2021, as compared to $26,662, or 0.19% of revenues, for the year ended December 31, 2020.

Interest expense. Interest expense was $[ ], or [ ]% of revenues, for the year ended December 31, 2021, as compared to $3,851, or 0.03% of revenues, for the year ended December 31, 2020.

Income tax expense. We had an income tax expense of $[ ] for the year ended December 31, 2021, as compared to an income tax expense of $77,375 for the year ended December 31, 2020.

Net income. As a result of the cumulative effect of the factors described above, we had a net income of $[ ] for the year ended December 31, 2021, as compared to $58,578 for the year ended December 31, 2020, an [increase/decrease] of $[ ], or [ ]%.

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Liquidity and Capital Resources

As of December 31, 2021, we had cash and cash equivalents of $[ ] and working capital of $[ ]. Since inception we have financed our operations through the issuance of notes payable to our major shareholder for funds provided.

Our priority is to continue to grow our revenue and gross profit. We anticipate that our operating expenses and planned expenditures will constitute a material use of cash, and we expect to use available cash to expand our sales force, enhance our technology, acquire complimentary businesses and for working capital and other general corporate purposes. We also expect to use cash to make any earn-out payments due in connection with our acquisitions. We may use a portion of the net proceeds from this offering to fund these uses of cash.

Historically, our average accounts receivable lifecycle has been longer than our average accounts payable lifecycle, which requires that we use cash to pay carriers in advance of collecting from our client. We elect to provide this benefit to foster strong relationships with both our clients and carriers. As our business grows, we expect this use of cash will continue. The amount of cash we use will be dependent on the growth of our business.

Although we can provide no assurances, we believe that the net proceeds from this offering, combined with our available cash, should be sufficient to meet our cash and operating requirements for the foreseeable future. Thereafter, we intend to obtain additional equity financing and obtain a credit facility to provide funds needed for our expected growth. In the event additional financing is required, there are no assurances that such debt can be raised on acceptable terms or at all.

Summary of Cash Flow

The following table provides detailed information about our net cash flow for all financial statement periods presented in this prospectus.

	Year Ended December 31,
	2021	2020
Net cash used in operating activities	$	$(907,844)
Net cash used in investing activities		(40,114)
Net cash provided by financing activities		1,084,944
Net change in cash		136,986
Cash and cash equivalents at beginning of year		156,092
Cash and cash equivalents at end of year	$	$293,078

Our net cash used in operating activities was $[ ] for the year ended December 31, 2021, as compared to $907,844 for the year ended December 31, 2020. For the year ended December 31, 2021, [ ], were the primary drivers for cash used in operations. For the year ended December 31, 2020, our net income of $58,578 and an increase in accounts payable of $597,148, offset by a $1,511,284 decrease in accounts receivable, were the primary drivers for cash used in operations.

Our net cash used in investing activities was $[ ] for the year ended December 31, 2021, which consisted of [ ], as compared $40,114 for the year ended December 31, 2020, which consisted of purchases of property and equipment.

Our net cash provided by financing activities was $[ ] for the year ended December 31, 2021 as compared to $1,084,944 for the year ended December 31, 2020. Net cash provided by financing activities for the year ended December 31, 2021 consisted of [ ], while the net cash provided by financing activities for the year ended December 31, 2020 consisted of short-term debt of $100,000, related party note payables of $461,327, proceeds from the paycheck protection program loan described below of $208,446 and subordinate debt of $315,171.

Debt

On November 1, 2018, eCommerce Funding entered into a note payable in the amount of $500,000 with SWL Investments, an Oklahoma limited partnership, to provide operating funds to LeeWay Capital. On April 1, 2019, the note was amended to provide up to a total of $1,500,000 in funding under the note. The note bears interest at the rate of 12% per annum and has a maturity date of November 1, 2022. Under the terms of the note the interest is to be accrued and is due and payable with the principal on the maturity date. Funds are drawn against this note as required to fund our operations and business activities. At December 31, 2021 and 2020 the funds drawn against this note were $[ ] and $1,089,272, respectively.

We applied for and received a Small Business Administration loan under the paycheck protection program in the amount of $208,446. The loan was funded on May 29, 2020, bears an interest rate of 1% per annum and has a maturity date of May 29, 2022. The funds obtained under this loan were used for the payment of salaries, health insurance costs, and rent, all of which expenses qualify for the loan forgiveness under the terms of the loan. We have applied for forgiveness of both the principal of the note and all accrued unpaid interest.

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Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements during the fiscal years presented.

Emerging Growth Company

We are an “emerging growth company,” as defined in the JOBS Act. For so long as we remain an emerging growth company, we are permitted and intend to rely on exemptions from specified disclosure requirements that are applicable to other public companies that are not emerging growth companies. These exemptions include:

•	being permitted to provide only two years of audited financial statements, in addition to any required unaudited interim financial statements, with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure;

•	not being required to comply with the requirement of auditor attestation of our internal controls over financial reporting;

•	not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements;

•	reduced disclosure obligations regarding executive compensation; and

•	not being required to hold a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

We have taken advantage of certain reduced reporting requirements in this prospectus. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold stock.

An emerging growth company can also take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. This allows an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have irrevocably elected to avail ourselves of this extended transition period and, as a result, we will not be required to adopt new or revised accounting standards on the dates on which adoption of such standards is required for other public reporting companies. It is possible that some investors will find our common stock less attractive as a result, which may result in a less active trading market for our common stock and higher volatility in our stock price.

We will remain an emerging growth company until the earlier of (i) the last day of the fiscal year following the fifth anniversary of the date of the first sale of our common stock pursuant to an effective registration statement under the Securities Act; (ii) the last day of the fiscal year in which we have total annual gross revenues of $1.07 billion or more; (iii) the date on which we have issued more than $1 billion in nonconvertible debt during the previous three years; or (iv) the date on which we are deemed to be a large accelerated filer under applicable SEC rules. We expect that we will remain an emerging growth company for the foreseeable future but cannot retain our emerging growth company status indefinitely and will no longer qualify as an emerging growth company on or before the last day of the fiscal year following the fifth anniversary of the date of the first sale of our common stock pursuant to an effective registration statement under the Securities Act.

Critical Accounting Policies

The following discussion relates to critical accounting policies for our company. The preparation of financial statements in conformity with GAAP requires our management to make assumptions, estimates and judgments that affect the amounts reported, including the notes thereto, and related disclosures of commitments and contingencies, if any. We have identified certain accounting policies that are significant to the preparation of our financial statements. These accounting policies are important for an understanding of our financial condition and results of operation. Critical accounting policies are those that are most important to the portrayal of our financial condition and results of operations and require management’s difficult, subjective, or complex judgment, often as a result of the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods. Certain accounting estimates are particularly sensitive because of their significance to financial statements and because of the possibility that future events affecting the estimate may differ significantly from management’s current judgments. We believe the following critical accounting policies involve the most significant estimates and judgments used in the preparation of our financial statements:

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Revenue Recognition:  The Company has adopted and accounts for revenue under the guidance provided by ASC 606, Revenue from Contracts with Customers, and all related amendments (“new revenue standard”). We have applied the new revenue standard to all contracts from the date of initial application. LeeWay Transportation recognizes revenue at the time the signed delivery receipt is received, as they are obligated to provide no additional services subsequent to the delivery and the collectability of the fee for service is reasonably assured. LeeWay Capital recognizes revenue ratably over the term of the agreement. Revenue on each agreement is the total due under the agreement less the funded amount. In those instances where the clients’ obligations are not fully paid at the termination date of the agreement, additional fees charged are calculated on the unpaid balance and recorded monthly. The accounts are charges rates of interest ranging from 30% to 50% per annum, depending on the creditworthiness of the client and the term of the agreement.

Fair Value Measurements: The fair value of a financial instrument is the amount that could be received upon the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Financial assets are marked to bid prices and financial liabilities ae marked to offer prices. The fair value should be calculated based on assumptions that market participants would use in pricing the asset or liability, not on assumptions specific to the entity. In addition, the fair value of liabilities should include consideration of non-performance risk, including the party’s own credit risk.

Fair value measurements do not include transaction costs. A fair value hierarchy is used to prioritize the quality and reliability of the information used to determine fair values. Categorization within the fair value hierarch is based on the lowest level of input that is significant to the fair value measurement. The fair value hierarchy is defined into the following three categories:

Level 1: Quoted market prices in active markets for identical assets or liabilities.

Level 2: Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets with insufficient volume or infrequent transactions (less active markets); pr mode-driven valuations in which all significant inputs are observable or can be derived principally from or corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3: Unobservable inputs to the valuation methodology that are significant to the measurement of fair value of assets or liabilities.

To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy within which the fair value measurement is disclosed and is determined based on the lowest level input that is significant to the fair value measurement.

The carrying value of the Company’s cash, accounts payable and other current assets and liabilities approximate fair value because of their short-term maturity.

Accounts Receivable: Accounts receivables are presented net of an allowance for doubtful accounts. The Company maintains allowances for doubtful accounts for estimated losses. The Company reviews the accounts receivable on a periodic basis and makes general and specific allowances when there is doubt as to the collectability of individual balances. In evaluating the collectability of individual receivable balances, the Company considers a number of factors, including the age of the balance, a customer’s historical payment history, its current creditworthiness and current economic trends. Accounts are written off after exhaustive efforts at collection. At December 31, 2021 and 2020, the Company had accounts receivable, net of the allowance, of $[ ] and $3,933,137, respectively. At December 31, 2021 and 2020, the allowance for doubtful accounts was $[ ] and $188,196, respectively.

Property and Equipment: Property and equipment are stated at cost. Additions and major improvements are capitalized while maintenance and repairs are charged to operations. Upon trade-in, sale or retirement of property and equipment, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is recognized. Depreciation is computed using the straight-line method and is recognized over the estimated useful lives of the property and equipment, which range from one to seven years.

Valuation of Long-Lived Assets: The carrying values of the Company’s long-lived assets are reviewed for impairment annually and whenever events or changes in circumstances indicate that they may not be recoverable. When projections indicate that the carrying value of the long-lived asset is not recoverable, the carrying value is reduced by the estimated excess of the carrying value over the projected discounted cash flows. Under similar analysis no impairment charge was taken during the years ended December 31, 2021 and 2020. Impairment tests will be conducted on an annual basis and, should they indicate a carrying value in excess of fair value, impairment charges may be required to be recognized and recorded.

Leases: The Company, in accordance with ASC 842, accounts for leases as right-of-use assets and lease liabilities on the balance sheet. We estimate our incremental borrowing rate, which is defined as the interest rate we would pay to borrow on a collateralized basis, considering such factors as length of lease term and the risks of the economic environment in which the leased asset operates. The lease term used to calculate right-of-use assets and lease liabilities only includes renewal and termination options that are deemed reasonably certain to be exercised.

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BUSINESS

Overview

We operate a freight brokerage and transportation business, providing comprehensive transportation management solutions for shippers and carriers.  Established in the early 1900s and headquartered in Salt Lake City, Utah, we deliver a one-stop freight management platform that connects shippers with truckers to facilitate shipments across distance ranges, cargo weights, and types. We deliver value-driven logistics solutions powered by effective technology and distinguished by personalized service built on solid relationships. We are building a next-generation digital freight platform that we believe will transform the highly fragmented $1 trillion transportation and logistics sector.

Logistics is the lifeblood of our economy, powering the movement of goods and connecting the engines of production and consumption. We aspire to revolutionize logistics, improve efficiency across the value and supply chain and reduce the carbon footprint for our planet. Our goal is to leverage technology to eliminate inefficiencies and create economic opportunity across the freight ecosystem. Our team is comprised of innovators seeking to build the best products for all parties in the freight industry and to provide shippers and carriers with unparalleled transparency.

We also began operating a specialty financial services business in 2019 that we believe will become a next-generation, end-to-end cloud-based financing platform for small and medium sized companies primarily in the e-commerce marketplace.  By combining industry-leading technology and security with the expertise and care of our team, we serve e-commerce business owners nationwide with efficiency, simplicity, transparency and reliability by providing alternative financial products to help them grow. This same technology will also allow our freight brokerage to offer quick pay and factoring services to their carrier and shippers, all with a one-click, simple process.

We are also in the process of developing proprietary mobile applications and other transportation financial products which can be used by shippers, carriers and other freight brokers.

Our total revenues increased by $13,859,737, or 100%, to $27,771,277 for the year ended December 31, 2021; by$5,642,312, or 70% for the year ended December 31, 2020, and our net income increased by $[ ], or [ ]%, to $[ ] for the year ended December 31, 2021; by $289,958, or 125% for the year ended December 31, 2020. Our freight brokerage and transportation business accounted for approximately 98.27% and 96.83% of our revenues for the years ended December 31, 2021 and 2020, respectively.

Our Corporate History and Structure

Our company was incorporated in Nevada on October 12, 2021, for the purpose of being the holding company for our freight brokerage and logistics business and our recently started specialty financial services business. WLP is the 100% owner of our company. WLP is beneficially owned by family members of S. Whitfield Lee, our Chairman of the Board, Chief Executive Officer and President.

Our freight brokerage and logistics business is operated through our wholly owned subsidiary, LeeWay Transportation. Our specialty financial services business is operated through our wholly owned subsidiary, LeeWay Capital.

Previously, WLP was the 100% direct owner of our freight and logistics companies: LeeWay Transportation, LeeWay Freight, LeeWay Logistics and one of our specialty financial services companies: eCommerce Financing. WLP Capital, a wholly owned subsidiary of WLP, previously owned 100% of the shares of LeeWay Capital.

In December 2021, we completed a corporate reorganization. In connection with this reorganization, WLP transferred its 100% ownership in LeeWay Logistics and LeeWay Freight to LeeWay Transportation pursuant to a share transfer agreement. As a result, LeeWay Transportation, while remaining a wholly owned subsidiary of WLP, became the holding company for our freight brokerage and logistics business. LeeWay Capital became the holding company for our recently started specialty financial services business by WLP transferring its 100% membership interest in eCommerce Financing to LeeWay Capital, which was already the sole owner of eCommerce Funding. We became the holding company for LeeWay Transportation and LeeWay Capital through a capital contribution from WLP of 100% of its equity in LeeWay Transportation and LeeWay Capital in exchange for 30,000,000 shares of our common stock and 2,000 shares of our Series X Super Voting Preferred Stock.

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The following chart depicts our organizational structure as of the date of this prospectus.

LeeWay Transportation was originally incorporated as LeeWay Global Logistics, Inc. in the State of Nevada on July 1, 2015. LeeWay Logistics was formed in the State of Nevada on July 1, 2015. LeeWay Freight was formed in the State of California on September 19, 1957. LeeWay Capital, Inc. was incorporated in the State of Utah on September 25, 2014. eCommerce Financing was formed in the State of Utah on June 13, 2018. eCommerce Funding was formed in the State of Utah on November 2, 2018[*].

Our Industry

Freight Brokerage Industry

The freight brokerage industry market in the US is estimated to be approximately $156 billion for 2022. Freight brokerage is a variable cost industry that facilitates the movement of freight by matching shippers’ loads to third-party carriers. The truckload share which is serviced by freight brokers has been increasing over the last several years. The industry is highly fragmented and there is a low level of market share concentration, which is increasing because of merger and acquisition activity. It is believed that the top five freight brokers capture less than 10% of the available market, and the total number of licensed freight brokers has increased over the past several years. Most freight brokerage operations are small to medium-sized, and there are approximately 17,000 freight brokers operating in the US. Additionally, barriers to entry have been growing as digital technology is increasingly becoming more important and capital is needed to acquire and provide trailer pools for certain customers; these could be a differentiation factor for shippers and carriers

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The rise of ecommerce and on-demand customer expectations, combined with structural challenges and changes needed in the supply chain because of the once-in-a-generation challenges from COVID-19 and other factors, provides an incredible backdrop for continued innovation in the freight brokerage industry. We are building a platform that will allow us to meet the dynamic needs of shippers and carriers now and in the future. The vast majority of traditional freight brokers leverage a few relationships with shippers and carriers and match loads manually on a limited scale. While this can be more efficient for shippers than procuring drivers and carriers themselves, these traditional brokers lack both transparency and technology, relying on individual brokers, other office employees, paperwork, and phone calls to match loads and trucks and track the load from origin to destination. As a result, there are significant issues in the marketplace including:

•	Inefficiency. It is estimated that up to 30% of truck miles are driven empty each year. Truckers are paid on a loaded mile basis, so waiting time and dead-head miles (miles driven unloaded to pick up a load or to return home after delivering cargo) are costly to them. This inefficiency affects the viability of small- and medium-sized trucking businesses in particular. Current estimates are that up to 10 billion miles are driven empty each year[5]. These costs limit reinvestments back into trucking businesses and drive up the cost of consumer goods.

•	Transparency. Many brokers lack transparency, technology and automation. As a result, shippers often have little to no visibility on their loads and limited predictability on whether a broker will deliver at the agreed price and schedule.

•	Manual Processes. A typical load requires several steps which are traditionally processed manually, all of which create potential inefficiencies in pricing, bidding, building the load, matching load and carrier, scheduling pickup and delivery, tracking, and invoicing. This people-intensive process can lead to high processing costs and poor service and customer experience for both the carrier and shipper.

•	Capacity. The trucking industry has faced a chronic shortage of capacity because of a combination of factors. Current estimates are that there will be a shortage of 100,000 drivers by 2023[6]. Furthermore, COVID-19 has shown how susceptible supply chains are to large-scale shocks. Trucking company bankruptcies increased by 185% from 2019 to 2020[7], which was largely a result of COVID-19. These shortages are one reason the transportation supply side has been and will continue to be a strategic focus for shippers.

5 https://convoy.com/blog/empty-miles-in-trucking/#FN6

6 https://deloitte.wsj.com/articles/economic-brief-whats-behind-the-truck-driver-shortage-01634755344

7 https://www.wsj.com/articles/trucking-failures-surged-last-year-under-pandemic-11612827527

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The situation is only getting more difficult. Shipper demands continue to rise, driven by a need for solutions that will bring better supply chain resiliency. At the same time, carriers face driver shortages, long lead times for equipment, and other challenges, putting more economic pressure on their businesses. The transportation ecosystem is being stretched to its limits, as evidenced by the ongoing marketplace and supply chain disruptions. There is an urgent need for a solution that incorporates both deep industry expertise and the latest technology and data science to help drive improved access, reliability, visibility, and resiliency.

ecommerce Industry

The ecommerce industry has existed since the years following the creation of the internet. According to eMarketer global online sales are forecasted to grow by double digits through 2023. They estimate worldwide ecommerce sales to be $6.169 trillion by 2023; however, ecommerce still will only account for 22.3% of total retail sales8. Every element of commerce is moving online, from storefronts, to order fulfillment, to payment and checkout experiences.

Ecommerce sellers increasingly prefer more flexible and innovative digital financing solutions over traditional bank loans. A lack of transparencies by traditional financial institutions, ranging from hidden penalties, hard-to-understand “fine print,” and outdated underwriting processes, has led to an erosion of trust and a poor client experience. These views are particularly acute for the over 160 million Gen Z and Millennials in the U.S., who prefer to build trusted relationships with the brands with whom they engage and from whom they buy products and services9.

Business owners are now turning to technology oriented financial services companies they trust. According to a survey conducted by the Harris Poll in 2020, 64% of Americans would consider purchasing or applying for financial products through a technology company’s platform instead of a traditional financial services provider. This sentiment rises to 81% for Americans aged between 18 and 34 years10.

For small business owners, when it comes to the act of acquiring business capital, there are a number of shortcomings with existing options:

•	Complex. The terms and conditions of traditional lenders are often opaque, complex, and difficult to understand, and business owners have to constantly be wary of what is buried in the fine print.

•	Predatory. Transaction fees, obscure penalties, deferred or compounding interest, and hidden charges can snowball the true cost of a loan and trap a business in onerous debt spirals.

•	Misplaced credit risk. Legacy credit models used by banks often use antiquated underwriting and risk management approaches that may be less capable of accurately assessing an ecommerce business, impeding eligible businesses from accessing much-needed capital in a rapid manner.

Our Business

Freight Brokerage and Logistics

We provide comprehensive transportation management solutions for shippers and carriers. We are also in the process of developing proprietary applications and integrating already developed applications as a part of the developing digital freight brokerage market.

We match shipper loads with carrier capacity, which is primarily provided by small carriers and independent owner operators. The loads are primarily full truckload and often need specialized trailers such as refrigeration or flatbeds in addition to dry vans. We use available transportation management systems, which technology increases our ability to provide service. Service to the shipper and information to both the carrier and the shipper is a major focus for the company. Approximately 97% of carriers in the U.S. operate twenty or fewer trucks, with 90% of those operating with six or fewer trucks. Good freight brokers are important to these carriers as a carrier partner in getting their loads. We are working to develop proprietary transportation technology as a new crop of digital freight matching platforms have begun to emerge over the past few years. Frost & Sullivan refers to this digital brokerage s trucking-as-a-service or TaaS. This technology will provide the ability for the carriers to use mobile technology to increase service, visibility, signature verification and provide instant account payable settlement, quick or instant pay, to the carrier.

8 https://www.emarketer.com/content/worldwide-ecommerce-continues-double-digit-growth-following-pandemic-push-online

9 https://www.brookings.edu/blog/the-avenue/2020/07/30/now-more-than-half-of-americans-are-millennials-or-younger/

10 https://martechseries.com/analytics/b2b-data/ondots-harris-poll-reveals-consumers-open-receiving-financial-services-tech-companies/

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Specialty Financial Services

We also began operating a specialty financial services business in 2019 that we believe will become a next-generation, end-to-end cloud-based financing platform for small and medium sized companies primarily in the e-commerce marketplace.  By combining industry-leading technology and security with the expertise and care of our team, we serve e-commerce business owners nationwide with efficiency, simplicity, transparency and reliability by providing alternative financial products to help them grow.

We are also in the process of developing proprietary apps and other transportation financial products which can be used by shippers, carriers and other freight brokers.

We are a one-stop-shop for financial services that allows ecommerce sellers access to business capital and financing. Our mission is to transform the way business lending works in the ecommerce industry by making it efficient and convenient for e-tailers to access capital. Enabled by our proprietary technology and analytics, we aggregate and analyze thousands of data points to assess the creditworthiness of ecommerce sellers rapidly and accurately. We have developed financial products that offer the speed, convenience, and accessibility that only an integrated digital platform can provide.

We have created an innovative financial service platform that offers next-generation, end-to-end financial products designed to offer best-in-class services to our clients. By leveraging and using modern technology and using a mission-driven approach, we can reinvent the small business loan experience for online sellers. An automated, data-driven approach to credit assessment has largely replaced manual underwriting. Virtual wallets and real-time payments have replaced traditional bank accounts and electronic transfers. We believe our innovative approach, based on trust and our steadfast commitment to our core values, uniquely positions us to define the future of ecommerce business lending. We predicate our company on the principles of simplicity, transparency, and putting people first. This distinctive culture sets us apart, as our principles are not just words on a wall, but how we — ecommerce Seller Financing — run our business and design our products. By adhering to these principles, we have built enduring, trust-based relationships with online sellers and merchants that we believe will set us up for long-term, sustainable success.

Our Technology

We believe that technology will be critical to our success and is the cornerstone of our goal of driving innovation in the freight and logistics industry. We understand that technology alone will not always provide a better solution if not balanced with a human and personal touch, coupled with a best-in-class automated customer experience, and driven by interactive service management. As we continue to develop our digital freight platform, we believe the following features can help provide a highly efficient and excellent customer experience:

•	Automated document management. Using artificial intelligence and advanced analytics in order to automate the freight document process and lifecycle of a freight load and reduce the time-consuming costs associated with load paperwork.

•	Load Visibility and Transparency. Using blockchain and GPS technology to develop track-and-trace solutions allowing for full visibility of shipments with real-time data. This will allow both shippers and carriers to understand how their shipment is performing and the shipment’s location at any time.

•	Load Board and Freight Matching. An online portal for carriers to find existing and open loads will be available to each of our carriers. Using API technologies, we will aggregate the data across multiple load boards to provide a one-stop solution for carriers. Based on a trucker’s filter criteria, such as routes and truck types, our platform will identify potentially suitable shipping opportunities.

•	Freight Pricing. We will develop proprietary artificial intelligence (“AI”) and machine learning-based pricing models. The dynamic pricing will be based on various factors, such as distance, cargo weight, shipper demand, and trucker supply.

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With respect to our financing platform, we built our products on a next-generation, cloud-first platform engineered for data aggregation and management, which enables us to leverage financial and payment data across all facets of our products, from fraud and pricing to personalization and repayment. We designed our integrated platform to meet the financing needs of ecommerce sellers. A potential customer can complete an online application 24 hours a day, 7 days a week. Our proprietary data and analytics engine aggregates and analyzes thousands of online data attributes and the relationships among those attributes to assess the creditworthiness of a small business in real-time. We offer our clients’ financial products and services across multiple marketplaces, all on one common platform. To complement these products and services, we believe in building vertically-integrated technology platforms designed to manage and deliver the suite of our solutions to our clients in a low-cost and differentiated manner. Some of our financing technology features include:

•	Virtual Wallets. This wallet will allow our clients to receive revenue from multiple sources and funds from their own bank. This will provide our clients with transparency and the ability for them to streamline payments to their suppliers around the world. This technology will also allow us to accept cross-border ecommerce payments.

•	Real-Time Payments. With our eCommerce Seller Financing Card, our clients will access their marketplace earnings instantly. Using the debit payment rail, merchants will be able to transfer funds from their eCommerce Seller Financing virtual wallet to their bank account within seconds any time of the day, any day of the year, and even on weekends and holidays.

•	API. Our platform aggregates and analyzes thousands of data points from dynamic, unique data sources, and the relationships among those attributes. This allows us to rapidly and accurately assess the growth prospects and cash flow consistency of each small business. Our credit decision system is automated, effectively eliminating human bias and failure in the decision-making process. The process and technological touchpoints are user-friendly, providing a fast, simple, and accurate user experience.

•	Scalability. As revenue increases, our profitability and marketing budget would increase proportionally. This scaled marketing budget would allow us to purchase specific search terms and appear first in a variety of search term results on the major search engine platforms. We believe our advantage against traditional financing options and competition will fuel our success in the future, and the brand reputation and recognition will continue to spread throughout the e-commerce community and online marketplace. We can scale our business operations and services with ease, given the automated nature of our company and its technological capabilities. Additionally, ecommerce sellers that historically could not get funding from a traditional source can now scale their business, thanks to eCommerce Seller Financing LLC. This symbiosis would provide greater opportunity throughout the marketplace not only for sellers but ultimately for end-users, capitalizing on growth opportunities.

•	Credit check capabilities. Our risk model takes data inputs from multiple sources in order to assess the credit risk of each business loan transaction. Our algorithms model out the repayment probability and schedule on a month-to-month basis, and combine these probabilities with the term length, loan size, merchant, and items being sold, in order to price and score risk. In the vast majority of cases, we can complete these checks and calculations in a matter of minutes, automating the underwriting process pursuant to our underwriting policies.

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We recently launched our new daily and spot financing product, which is funding against the past days’ sales rather than future sales. This product will also allow us to offer quick pay funding within the transportation and freight brokerage industries.

Our Competition

The United States freight transportation and logistics market is competitive and highly fragmented with the presence of many players. The industry is comprised of both large national and international companies as well as smaller regional companies. This presents us with a unique opportunity for growth and expansion but also exposes us to competitors from traditional companies, such as XPO Logistics and C. H. Robinson, as well as to new and emerging digital freight brokers such as Uber Freight and Transfix. We understand that the traditional players have and will continue to make significant development investments in digital services and product offerings, in addition to continued technology investments by other digital freight brokers.

Leveraging our technology and management team experience will allow us to provide competitive and transparent rates to both the carrier and the shipper. While we expect strong competition from both traditional and digital competitors, we believe our technology, customer experience, and reputation provide us with a meaningful and sustainable competitive advantage.

Our primary competition for our financial services business is comprised of traditional banks, credit card companies, legacy merchant cash advance providers, and other technology-enabled lenders. The small business lending market is competitive and fragmented. We believe the principal competitive factors that generally determine a company’s advantage in our market are:

•	ease of process to apply for a loan;
•	ability to verify borrower identities and accurately assess borrowers’ credit risk profile;
•	brand recognition and trust;
•	loan features, including rate, term and pay-back method;
•	ability to compete on duration and simplicity of payment terms;
•	loan product fit for business purpose;
•	transparent description of key terms;
•	effectiveness of customer acquisition; and
•	quality of service

We believe we compete favorably based on these factors and are well-positioned to succeed in the market. However, some of our competitors may have more advantages than we have at present, such as a more diversified product offering, a larger marketplace base, operational efficiencies, the ability to cross-subsidize their offerings through their other business lines, more versatile technology platforms, and lower-cost funding. Our potential competitors may also have longer operating histories, more extensive and broader merchant relationships, and greater brand recognition and brand loyalty than we have. In addition, other established companies that possess large, existing merchant bases, substantial financial resources, or established distribution channels could also enter the market.

Our Competitive Advantages

Our people and value-added services play an important role in increasing our client and customer retention. We will continue to increase the competitiveness of our existing offerings by leveraging our data and growing our network of carriers and shippers. We also plan to expand our value-added service offerings to better address and meet the needs of our clients. For example, we are working with LeeWay Capital to develop proprietary transportation technology to allow the offering of quick pay and factoring to our carriers. We believe the following strengths help in the development of digital freight marketplaces and to build a network-based business model:

•	Experienced Management Team. Our management team has strategic and deep operational experience with demonstrated success in building freight brokerage companies.

•	Carrier and Shipper Partnerships. Our value-led strategy has enabled us to establish strong relationships with carriers across the country. While we work with carriers of all sizes, we focus on small to mid-size carriers. This carrier network, combined with our data and technology, allows us to offer shippers an enterprise-grade offering as we match shipments at scale across a nationwide network of dependable carriers.

•	Proven, Strong, and Disciplined Growth. We have proven our ability to grow both revenue and gross margin throughout a variety of challenging market environments. Our convincing performance proved the resiliency of our business model in 2020 and 2021 when we grew revenue by 70% and 101%, respectively, despite the market challenges presented by supply side problems and COVID-19. We believe we are well positioned to continue this vigorous growth into the future, given the robust demand in the market and our deepening relationships with new and existing shippers.

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This ecommerce market allows for the potential of our company and platform to capitalize on the abundance of ecommerce businesses trying to succeed and scale, simultaneously helping said companies to achieve fast and transparent funding and scaling opportunity.

The financial technology to underwrite and approve applications quickly is a necessity to enable rapid scaling and acquisition of new customers. Our technology platform aggregates and analyzes data points from multiple unique data sources and uses the latest in cloud-based technologies and other modern tools to create a fast and seamless application and approval process. We prioritize building our own technology as we believe this is an enduring competitive advantage that is difficult to replicate. This allows us to assess the growth prospects and cash flow consistency of each small business and use machine-learning artificial intelligence to assist in the credit-making decision.

Once funded, the client has the ability to monitor their account status through the client portal and can view the activity on their account instantaneously. The Company’s business operations and services is scalable without hiring a proportional number of people. The overall process for the company’s prospects and customers is user-friendly, providing a transparent, simple, and accurate customer experience.

We believe two key competitive strengths will continue to drive the success of our financial services business in the future:

•	Technology. Our platform aggregates and analyzes thousands of data points from dynamic, unique data sources, and the relationships among those attributes. This allows us to rapidly and accurately assess the growth prospects and cash flow consistency of each small business. Our credit decision system effectively eliminates human bias and failure in the decision-making process. The process and technological touchpoints are user-friendly, providing a fast, simple, and accurate user experience.

•	Scalability. As revenue increases, our profitability and marketing budget will increase proportionally. This scaled marketing budget will allow us to continue to expand our brand reputation and recognition throughout the ecommerce community and online marketplaces. We can scale our business operations and services efficiently and effectively, given the automated nature of our company and its technological capabilities. Additionally, ecommerce sellers that historically could not get funding from a traditional source can now scale their business, thanks to e-Commerce Seller Financing LLC. This symbiosis would provide greater opportunity throughout the marketplace not only for sellers, but ultimately for end-users, capitalizing on growth opportunities.

Our Growth Strategies

We plan to continue to offer the best service and information available to our customers and carriers to build our core carrier network and our strategic client partnerships. As we continue the development of our digital freight brokerage platform, we expect to source better rates, provide high-quality service, and ensure predictable supply. This includes document control and document tracking from pickup to delivery, instant verification of delivery, agreed-upon rates, and independent load boards. We will also be able to quickly establish shipper and carrier compliance with the Department of Transportation and carrier safety record by utilizing API technology. Employing blockchain where possible will facilitate a detailed record of every load and signature authentication. The technology will enable our growth to be scaled in a highly efficient and effective manner.

We aim to attract shippers and truckers to our platform through a combination of online and offline channels to grow our logistics network. We also plan to proactively gain new shippers and truckers through our operations team, using their proven experience and expertise in the logistics industry to rapidly scale products, features and sales as well as to provide support for shippers and truckers. By further refining our user experience, we also aim to organically grow through word-of-mouth referrals. We will continue to enhance our freight matching services and personalize our user experience, services, and operations based on the needs and preferences of each shipper and trucker. This includes further standardizing order information and transaction processes and more precise profiling of shippers and truckers, which is expected to enable more efficient freight matching. We anticipate that better user experience will drive shippers’ and truckers’ engagement and increase their usage of more transactions and services on our platform. The key elements to our strategy include:

•	Grow our logistics network. We will strive to continue to build our core carrier network and our strategic client partnerships to drive network effects that both attract new carriers and shippers and retain them as long-term clients. Specifically, as we add more core carriers to our network, we expect to source better rates, provide higher-quality service, and ensure predictable supply. As the quality of the network increases, we expect to attract shippers with a consistent volume that is accurately matched to the business that carriers want.

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•	Continue to invest in infrastructure and automation. We will continue to invest in infrastructure development and technology to drive the logistics industry’s development forward. We expect to make significant investments into further developing our abilities with respect to carrier payments, artificial intelligence, and data analytics in order to cater to a holistic set of shipper and trucker needs, creating value for them and thus enhancing our client retention.

•	Pursue strategic alliances, investments and acquisitions. We intend to pursue strategic alliances, investments and acquisitions that can enhance our market position, improve our core platform capabilities, broaden our service offerings, and strengthen our data and technology capabilities.

With respect to our financial services business, our objective is to obtain a significant market share amongst online ecommerce companies that are looking to utilize financing to sustain and grow their online ecommerce business. The key elements to our strategy include:

•	Build client loyalty. We center our strategy around building trust and a lifetime relationship with our clients, which we believe will help build a sustainable competitive advantage. In order to deliver on our strategy, we must develop best-in-class unit economics and best-in-class products that build trust and reliability between our clients and our platform. We believe that will lead to us having a higher likelihood that they will continue to utilize our services to meet their financial needs in the future. This would result in delivering more revenue per client without incurring additional member acquisition costs, resulting in higher lifetime value per client.

•	Further invest and develop our technology platform. We are still at the beginning of our product roadmap and plan to continue to innovate and bring new financial products to market.

•	Increase the number of our partnerships. We believe we have the opportunity to significantly increase the number of integrated third-party partnerships on our network through both our dedicated sales team and B2B marketing efforts. Additionally, direct API integration means bringing on new partners is a seamless process.

•	Expand to new ecommerce marketplaces. We will continue to evaluate expanding our platform to new ecommerce markets. Merchants everywhere can benefit from a more transparent and fair way to acquire business capital, and we see an opportunity to generate value in many new markets through our platform.

Sales and Marketing

While our current value propositions attract shippers and truckers organically to our platform, we will also engage in online marketing through various channels, including popular search engines and social media platforms. By leveraging our data insights, we will optimize the efficiency of our marketing activities and will acquire clients in a cost-effective manner. As we continue to deliver a better experience for both the shipper and carrier through reliability, transparency, and service, our sales and marketing strategy continuously seeks to identify and act on new opportunities to grow these relationships.

Our sales and marketing efforts for our financial services business are designed to drive brand awareness and improve new client acquisition efficiency. We generate leads through multiple marketing channels, including referrals and leads from existing customers, social media, online affiliations, search engine optimization and search engine marketing. In the near to medium term, we foresee competition to acquire key merchants rising. As a result, we plan to increase our marketing efforts in order to drive further brand awareness and preference among ecommerce sellers.

Intellectual Property

Our technology and platform are comprised of various copyrightable and/or patentable subject matter owned and/or licensed by eCommerce Finance. Our intellectual property assets additionally include trade secrets associated with the software platform. We successfully carried out development of our cloud-based software platform to underwrite and approve applications quickly to enable rapid scaling and acquisition of new customers. Our technology platform aggregates and analyzes data points from multiple unique data sources and uses the latest in cloud-based technologies and other modern tools to create a fast and seamless application and approval process. We prioritize building our own technology as we believe this is an enduring competitive advantage that is difficult to replicate. This allows us to assess the growth prospects and cash flow consistency of each small business and use machine-learning artificial intelligence to assist in the credit-making decision. As a result, we can monetize our software by providing our customers with easier and more straightforward way in obtaining financing for their business needs.

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With regard to exclusive and non-exclusive licenses, there is a risk that these licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our platform. Additionally, if portions of our proprietary software are determined to be subject to an open-source license, or if we do not correctly comply with the terms of the open-source software licenses applicable to our open-source software and technology, it could result in costly litigation or lead to negative public relations.

Occasionally, we may be targeted with patent infringement lawsuits or copyright infringement lawsuits. These cases may be brought by non-practicing entities that sustain themselves by suing other companies. Currently, the Company is not aware of any patent or copyright infringement suits against it, or contemplated to be brought against it.

The Company is the owner of multiple registered and common law trademarks in connection with its technology and its services. The names and marks “LeeWay Global Logistics”, and other trademarks, trade names, and service marks of the Company in this prospectus are the property of the Company or its subsidiaries.

LeeWay Transportation is the owner of the registered trademarks “LeeWay Global Logistics” and “LW LeeWay Global Logistics” logo designs in connection with freight logistics management and freight transportation brokerage. LeeWay Transportation has 6 trademarks currently registered with the United States Patents and Trademark Office. The complete list of the Company’s trademarks as of the date of this prospectus is filed with the registration statement of which this prospectus forms a part.

This prospectus also contains additional trademarks, trade names and service marks belonging to other companies. Solely for convenience, trademarks, trade names and service marks referred to in this prospectus may appear without the ®, ™ or SM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the right of the applicable licensor to these trademarks, trade names and service marks. We do not intend our use or display of other parties’ trademarks, trade names, or service marks to imply, and such use or display should not be construed to imply, a relationship with, or endorsement or sponsorship of us by, these other parties.

Employees

As of February 11, 2022, we had 22 full-time employees and 3 part time employees in our Company and our wholly-owned subsidiaries. Our operations are overseen directly by management. Our management functions cover corporate administration, training, business development, technology, and research. We intend to expand our current management to retain skilled employees with experience relevant to our business. Our management’s relationships with our team is good. We do not have any collective bargaining agreements and our employees are not represented by a union.

Properties

Our principal executive office is located at 2150 South 1300 East, Suite 360, Salt Lake City, UT 84106. All our subsidiaries use this office as their principal executive offices. Our total office space at the principal executive office is approximately 3,492 square feet. We believe our office space is adequate for at least the next 12 months.

Pending Litigation

We may become involved in legal proceedings or be subject to claims arising in the ordinary course of our business. We are not presently a party to any legal proceedings that in the opinion of our management, if determined adversely to us, would individually or taken together have a material adverse effect on our business, financial condition or results of operations. There is no action, suit, proceeding, inquiry or investigation before or by any court, public board, government agency, self-regulatory organization or body pending or, to the knowledge of our executive officers, threatened against or affecting our Company or our officers or directors in their capacities as such.

MANAGEMENT

The following are our executive officers and directors and their respective ages and positions as of [*], 2022.

Name	Age	Position
S. Whitfield Lee	77	Chairman of the Board, Chief Executive Officer and President
Keith Merrell	76	Chief Financial Officer

S. Whitfield Lee has served as our Chairman of the Board, Chief Executive Officer and President since [*]. Mr. Lee is a true entrepreneur, having started and operated numerous companies covering diverse industry segments during his business career. Mr. Lee, after completing graduate school, in New York City as an analyst working on mergers and acquisitions. He has leveraged the experience and knowledge he gained there to numerous business acquisitions of his own, in addition to the companies he has founded. He founded WLP in 1984 and has been President and CEO from its inception to the present. Mr. Lee has been involved on a number of boards, ranging from for-profit businesses to non-profit, education, medical, political and athletics. He holds degrees from both Harvard and the Wharton School of Business.

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We believe Mr. Lee is qualified to serve on our board of directors due to his extensive experience in managing companies and and historical knowledge of our company.

Keith Merrell has served as our Chief Financial Officer since [*]. Mr. Merrell draws on many years of accounting experience to manage our accounting functions and interface with our independent public accountants. He spent two years in the field of public accounting and has served as Chief Financial Officer for four other public companies and served on the Board of Directors of two public companies. His business career includes extensive experience in management, sales and marketing, consulting, workouts, and merger and acquisition work. Mr. Merrell came to W.L.P. Corporation in 2011. He graduated from Arizona State University with a B.S. degree in Accounting.

Code of Ethics

Our Board plans to adopt a written code of business conduct and ethics (“Code”) that applies to our directors, officers and employees, including our principal executive officer, principal financial officer and principal accounting officer or controller, or persons performing similar functions. We intend to post on our website a current copy of the Code and all disclosures that are required by law in regard to any amendments to, or waivers from, any provision of the Code.

Board Leadership Structure and Risk Oversight

The Board oversees our business and considers the risks associated with our business strategy and decisions. The Board currently implements its risk oversight function as a whole. Each of the Board committees, as set forth below, will also provide risk oversight in respect of its areas of concentration and reports material risks to the board for further consideration.

Board of Directors

Our business and affairs are managed under the direction of our Board. Our Board consists of one member, who does not qualify as “independent” under the listing standards of [*].

Directors serve until the next annual meeting and until their successors are elected and qualified. Officers are appointed to serve for one year until the meeting of the Board following the annual meeting of shareholders and until their successors have been elected and qualified.

Director Independence

Prior to the closing of this initial public offering, the Board will be composed of a majority of “independent directors” as defined under the rules of NASDAQ. We use the definition of “independence” applied by NASDAQ to make this determination. NASDAQ Listing Rule 5605(a)(2) provides that an “independent director” is a person other than an officer or employee of the company or any other individual having a relationship which, in the opinion of the Board, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. The NASDAQ listing rules provide that a director cannot be considered independent if:

•	the director is, or at any time during the past three (3) years was, an employee of the company;

•	the director or a family member of the director accepted any compensation from the company in excess of $120,000 during any period of twelve (12) consecutive months within the three (3) years preceding the independence determination (subject to certain exemptions, including, among other things, compensation for board or board committee service);

•	the director or a family member of the director is a partner in, controlling shareholder of, or an executive officer of an entity to which the company made, or from which the company received, payments in the current or any of the past three fiscal years that exceed 5% of the recipient’s consolidated gross revenue for that year or $200,000, whichever is greater (subject to certain exemptions);

•	the director or a family member of the director is employed as an executive officer of an entity where, at any time during the past three (3) years, any of the executive officers of the company served on the compensation committee of such other entity; or

•	the director or a family member of the director is a current partner of the company’s outside auditor, or at any time during the past three (3) years was a partner or employee of the company’s outside auditor, and who worked on the company’s audit.

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Under such definitions, the Board has undertaken a review of the independence of each director. Based on information provided by each director concerning his background, employment and affiliations, the Board has determined that none of the current directors of the Company are independent directors of the Company. However, our common stock is not currently quoted or listed on any national exchange or interdealer quotation system with a requirement that a majority of our Board be independent and, therefore, the Company is not subject to any director independence requirements.

Committees of the Board of Directors

Prior to the commencement of this initial public offering. the Board plans to establish an audit committee, a compensation committee and a nominating and corporate governance committee. The Board has not yet adopted procedures by which stockholders may recommend nominees to the Board. The composition and responsibilities of each of the committees of the Board is described below. Members will serve on these committees until their resignation or until as otherwise determined by the Board.

Audit Committee

We will establish an audit committee consisting of at least three directors, all of which will be “independent” as defined by NASDAQ and include an audit committee financial expert within the meaning of Item 407(d) of Regulation S-K under the Securities Act. The audit committee’s duties will be specified in a charter and include, but not be limited to:

•	reviewing and discussing with management and the independent auditor the annual audited financial statements, and recommending to the board whether the audited financial statements should be included in our annual disclosure report;

•	discussing with management and the independent auditor significant financial reporting issues and judgments made in connection with the preparation of our financial statements;

•	discussing with management major risk assessment and risk management policies;

•	monitoring the independence of the independent auditor;

•	verifying the rotation of the lead (or coordinating) audit partner having primary responsibility for the audit and the audit partner responsible for reviewing the audit as required by law;

•	reviewing and approving all related party transactions;

•	inquiring and discussing with management our compliance with applicable laws and regulations;

•	pre-approving all audit services and permitted non-audit services to be performed by our independent auditor, including the fees and terms of the services to be performed;

•	appointing or replacing the independent auditor;

•	determining the compensation and oversight of the work of the independent auditor (including resolution of disagreements between management and the independent auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or related work;

•	establishing procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or reports which raise material issues regarding our financial statements or accounting policies; and

•	approving reimbursement of expenses incurred by our management team in identifying potential target businesses.

The audit committee is composed exclusively of “independent directors” who are “financially literate” as defined under the NASDAQ listing standards. The NASDAQ listing standards define “financially literate” as being able to read and understand fundamental financial statements, including a company’s balance sheet, income statement and cash flow statement.

In addition, the Company intends to certify to NASDAQ that the committee has, and will continue to have, at least one member who has past employment experience in finance or accounting, requisite professional certification in accounting, or other comparable experience or background that results in the individual’s financial sophistication.

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Compensation Committee

We will establish a compensation committee which will consist of at least three directors, all of which will be “independent” as defined by [ ]. The compensation committee’s duties will be specified in a charter and will include, but not be limited to:

•	reviewing, approving and determining, or making recommendations to our board of directors regarding, the compensation of our executive officers;

•	administering our equity compensation plans;

•	reviewing and approving, or making recommendations to our board of directors, regarding incentive compensation and equity compensation plans; and

•	establishing and reviewing general policies relating to compensation and benefits of our employees.

Nominating and Corporate Governance Committee

We will establish a nominating and corporate governance committee consisting of at least two directors, all of which will be “independent” as defined by [ ]. The nominating and corporate governance committee’s duties will be specified in a charter and will include, but not be limited to:

•	identifying, reviewing and evaluating candidates to serve on our board of directors consistent with criteria approved by our board of directors;
•	evaluating director performance on our board of directors and applicable committees of our board of directors and determining whether continued service on our board of directors is appropriate;
•	evaluating nominations by stockholders of candidates for election to our board of directors; and
•	corporate governance matters.

Family Relationships

There are no family relationships among any of our officers or directors.

Involvement in Certain Legal Proceedings

To our knowledge, none of our current directors or executive officers has, during the past ten (10) years:

•	been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

•	had any bankruptcy petition filed by or against the business or property of the person, or of any partnership, corporation or business association of which he was a general partner or executive officer, either at the time of the bankruptcy filing or within two (2) years prior to that time;

•	been subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction or federal or state authority, permanently or temporarily enjoining, barring, suspending or otherwise limiting, his involvement in any type of business, securities, futures, commodities, investment, banking, savings and loan, or insurance activities, or to be associated with persons engaged in any such activity;

•	been found by a court of competent jurisdiction in a civil action or by the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated;

•	been the subject of, or a party to, any federal or state judicial or administrative order, judgment, decree, or finding, not subsequently reversed, suspended or vacated (not including any settlement of a civil proceeding among private litigants), relating to an alleged violation of any federal or state securities or commodities law or regulation, any law or regulation respecting financial institutions or insurance companies including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order, or any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or

•	been the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization (as defined in Section 3(a)(26) of the Exchange Act), any registered entity (as defined in Section 1(a)(29) of the Commodity Exchange Act), or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

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EXECUTIVE COMPENSATION

Summary Compensation Table - Years Ended December 31, 2021 and 2020

The following table sets forth information concerning all cash and non-cash compensation awarded to, earned by or paid to the named persons for services rendered in all capacities during the noted periods. No executive officer received total annual salary and bonus compensation in excess of $100,000.

Name and Principal Position	Year	Salary($)(1)	Total($)
S. Whitfield Lee	2021	$12,000	$12,000
Chairman, Chief Executive Officer and President	2020	$12,000	$12,000

(1) Paid by WLP

Employment Agreements

None of our executives is a party to a written employment arrangement.

Outstanding Equity Awards at Fiscal Year-End

No executive officer named above had any unexercised options, stock that has not vested or equity incentive plan awards outstanding as of December 31, 2021.

Additional Narrative Disclosure

Retirement Benefits

We have not maintained, and do not currently maintain, a defined benefit pension plan or nonqualified deferred compensation plan. We currently make available a retirement plan intended to provide benefits under Section 401(k) of the Code, pursuant to which employees, including the executive officers named above, can make voluntary pre-tax contributions.

Potential Payments Upon Termination or Change in Control

There are no arrangements or understandings with our named executive officers above pursuant to which they are entitled to compensation upon termination or a change of control of our company.

Board Compensation

No member of the Board received any compensation for their role as Board member during fiscal year ended December 31, 2021.

PRINCIPAL STOCKHOLDERS

The following table sets forth certain information, as of February 11, 2022, with respect to the holdings of (1) each person who is the beneficial owner of more than 5% of our voting stock, (2) each of our directors, (3) each executive officer, and (4) all of our current directors and executive officers as a group.

Beneficial ownership of the voting stock is determined in accordance with the rules of the SEC and includes any shares of Company voting stock over which a person exercises sole or shared voting or investment power, or of which a person has a right to acquire ownership at any time within 60 days of February 11, 2022. Except as otherwise indicated, we believe that the persons named in this table have sole voting and investment power with respect to all shares of voting stock held by them. Applicable percentage ownership of common stock in the following table is based on 30,000,000 shares of common stock issued and outstanding on February 11, 2022, and [*] after the offering assuming a common stock offering of [*] shares (excluding [*] shares which may be sold upon exercise of the underwriters’ over-allotment option), plus, for each individual, any securities that individual has the right to acquire within 60 days of February 11, 2022.

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To the best of our knowledge, except as otherwise indicated, each of the persons named in the table has sole voting and investment power with respect to the shares of our common stock beneficially owned by such person, except to the extent such power may be shared with a spouse. To our knowledge, none of the shares listed below are held under a voting trust or similar agreement, except as noted. To our knowledge, there is no arrangement, including any pledge by any person of securities of the Company, the operation of which may at a subsequent date result in a change in control of the Company.

	Number of Shares Beneficially Owned				Beneficial Ownership Prior to this Offering			Beneficial Ownership After this Offering
Name and Address of Beneficial Owner(1)	Common Stock		Preferred Stock(2)		Percent of Common Stock	Percent of Preferred Stock	Percent of Total Voting Stock(3)	Percent of Common Stock	Percent of Preferred Stock	Percent of Total Voting Stock(3)
Officers and Directors

S. Whitfield Lee, Chairman, Chief Executive Officer and President	-		-		-	-	-	-	-	-
Keith Merrell, Chief Financial Officer	-		-		-	-	-	-	-	-

Officers and Directors as a Group (total of 2 persons)	-		-		-	-	-	-	-	-

5% Stockholders

W.L.P. Corporation)	30,000,000	(4)	2,000	(4)	100%	100%	100%		100%

(1)	Unless otherwise indicated, the principal address of the named officers and directors and 5% stockholders of the Company is c/o LeeWay Services, Inc., 2150 South 1300 East, Suite 360, Salt Lake City, UT 84106.

(2)	Holders of shares of Series X Super Voting Preferred Stock are entitled to 10,000 votes per share. Holders of Series X Super Voting Preferred Stock vote with the holders of common stock on all matters presented to stockholders.

(3)	Percentage of Total Voting Stock represents total ownership with respect to all shares of common stock and series X super voting preferred stock, as a single class.

(4)	Held through W.L.P. Corporation, for which S. Whitfield Lee is the Chief Executive Officer. Mr. Lee he has no voting or investment control over our common stock held by WLP. WLP’s board of directors control the corporate investment activities of WLP. Mr. Lee is not a member of WLP’s board of directors.

We do not currently have any arrangements which if consummated may result in a change of control of our company.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The following includes a summary of transactions since the beginning of our 2020 fiscal year, or any currently proposed transaction, in which we were or are to be a participant and the amount involved exceeded or exceeds the lesser of $120,000 or one percent of the average of our total assets at year-end for the last two completed fiscal years, and in which any related person (as defined under Item 404 of Regulation S-K under the Securities Act of 1933) had or will have a direct or indirect material interest (other than compensation described under “Executive Compensation” above). We believe the terms obtained or consideration that we paid or received, as applicable, in connection with the transactions described below were comparable to terms available or the amounts that would be paid or received, as applicable, in arm’s-length transactions.

On November 1, 2018, eCommerce Funding entered into a note payable in the amount of $500,000 with SWL Investments, an Oklahoma limited partnership owned and operated by S. Whitfield Lee, our Chairman, Chief Executive Officer and President, to provide operating funds to LeeWay Capital. On April 1, 2019, the note was amended to provide up to a total of $1,500,000 in funding under the note. The note bears interest at the rate of 12% per annum and has a maturity date of November 1, 2022. Under the terms of the note the interest is to be accrued and is due and payable with the principal on the maturity date. Funds are drawn against this note as required to fund the operations and business activities of our company. At December 31, 2021 and 2020, the funds drawn against this note were $[ ] and $1,089,272, respectively.. As of February 11, 2022, the outstanding note balance is $[*].

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DESCRIPTION OF SECURITIES

The following summary description sets forth some of the general terms and provisions of our capital stock. Because this is a summary description, it does not contain all of the information that may be important to you. For a more detailed description of our capital stock, you should refer to the applicable provisions of Nevada law, our charter and our bylaws as currently in effect. Copies of our articles of incorporation, as amended, and our bylaws are included as exhibits to the registration statement of which this prospectus forms a part.

General

We are incorporated in the State of Nevada. The rights of our shareholders are generally covered by Nevada law and our articles of incorporation and bylaws. The terms of our capital stock are therefore subject to Nevada law, including the Nevada Revised Statues, and the common and constitutional law of Nevada.

The total number of shares of stock which the Company is authorized to issue is 200,000,000 shares of capital stock, consisting of 180,000,000 shares of common stock, $0.001 par value per share, and 20,000,000 shares of preferred stock, $0.001 par value per share.

As of February 11, 2022, we have 30,000,000 shares of common stock and 2,000 shares of preferred stock and issued and outstanding held by 1 stockholder of record.

Common Stock

The holders of our common stock are entitled to the following rights:

Voting Rights. Each share of our common stock entitles its holder to one vote per share on all matters to be voted or consented upon by the stockholders. Holders of our common stock are not entitled to cumulative voting rights with respect to the election of directors.

Dividend Rights. Subject to limitations under Nevada law and preferences that may apply to any shares of preferred stock that we may decide to issue in the future, holders of our common stock are entitled to receive ratably such dividends or other distributions, if any, as may be declared by our Board out of funds legally available therefor.

Liquidation Rights. In the event of the liquidation, dissolution or winding up of our business, the holders of our common stock are entitled to share ratably in the assets available for distribution after the payment of all of our debts and other liabilities, subject to the prior rights of the holders of our preferred stock.

Other Matters. The holders of our common stock have no subscription, redemption or conversion privileges. Our common stock does not entitle its holders to preemptive rights. All of the outstanding shares of our common stock are fully paid and non-assessable. The rights, preferences and privileges of the holders of our common stock are subject to the rights of the holders of shares of any series of preferred stock which we may issue in the future.

Preferred Stock

Series X Super Voting Preferred Stock

On February 3, 2022, we filed a certificate of designation with the Nevada Secretary of State to establish our series X super voting preferred stock. We designated a total of 2,000 shares of our preferred stock as series X super voting preferred stock. Our series X super voting preferred stock has the following voting powers, designations, preferences and relative rights, qualifications, limitations or restrictions:

Voting Rights. Each share of series X super voting preferred stock entitles the holder to 10,000 votes per share. Except as required by law, the holders of series X super voting preferred stock vote with our common stock as a single class on all matters to be voted or consented upon by the stockholders.

Dividend Rights. The holders of our series X super voting preferred stock are not entitled to participate in dividends paid on our common stock.

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Liquidation Rights. The holders of our series X super voting preferred stock are not entitled to any liquidation preference.

Other Matters. The holders of our series X super voting preferred stock have no redemption or conversion privileges and are not entitled to any participation or preemptive rights.

Additional Preferred Stock

Our Board has the authority to issue additional preferred stock in one or more classes or series and to fix the designations, powers, preferences and rights, and the qualifications, limitations or restrictions thereof including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any class or series, without further vote or action by the stockholders.

While we do not currently have any plans for the issuance of any additional preferred stock, the issuance of additional preferred stock could adversely affect the rights of the holders of common stock and, therefore, reduce the value of the common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock on the rights of holders of the common stock until the Board of Directors determines the specific rights of the holders of the preferred stock; however, these effects may include:

•	Restricting dividends on the common stock;

•	Diluting the voting power of the common stock;

•	Impairing the liquidation rights of the common stock; or

•	Delaying or preventing a change in control of the Company without further action by the stockholders

Warrants and Options

We have not issued any warrants to purchase or options exercisable for our capital stock

Anti-Takeover Effects of Nevada Law

Business Combinations

The “business combination” provisions of Sections 78.411 to 78.444, inclusive, of the Nevada Revised Statutes (“NRS”) generally prohibit a Nevada corporation with at least 200 stockholders from engaging in various “combination” transactions with any interested stockholder for a period of two years after the date of the transaction in which the person became an interested stockholder, unless the transaction is approved by the board of directors prior to the date the interested stockholder obtained such status or the combination is approved by the board of directors and thereafter is approved at a meeting of the stockholders by the affirmative vote of stockholders representing at least 60% of the outstanding voting power held by disinterested stockholders, and extends beyond the expiration of the two-year period, unless:

•	the combination was approved by the board of directors prior to the person becoming an interested stockholder or the transaction by which the person first became an interested stockholder was approved by the board of directors before the person became an interested stockholder or the combination is later approved by a majority of the voting power held by disinterested stockholders; or

•	if the consideration to be paid by the interested stockholder is at least equal to the highest of: (a) the highest price per share paid by the interested stockholder within the two years immediately preceding the date of the announcement of the combination or in the transaction in which it became an interested stockholder, whichever is higher, (b) the market value per share of common stock on the date of announcement of the combination and the date the interested stockholder acquired the shares, whichever is higher, or (c) for holders of preferred stock, the highest liquidation value of the preferred stock, if it is higher.

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A “combination” is generally defined to include mergers or consolidations or any sale, lease exchange, mortgage, pledge, transfer, or other disposition, in one transaction or a series of transactions, with an “interested stockholder” having: (a) an aggregate market value equal to 5% or more of the aggregate market value of the assets of the corporation, (b) an aggregate market value equal to 5% or more of the aggregate market value of all outstanding shares of the corporation, (c) 10% or more of the earning power or net income of the corporation, and (d) certain other transactions with an interested stockholder or an affiliate or associate of an interested stockholder.

In general, an “interested stockholder” is a person who, together with affiliates and associates, owns (or within two years, did own) 10% or more of a corporation’s voting stock. The statute could prohibit or delay mergers or other takeover or change in control attempts and, accordingly, may discourage attempts to acquire our company even though such a transaction may offer our stockholders the opportunity to sell their stock at a price above the prevailing market price.

Control Share Acquisitions

The “control share” provisions of Sections 78.378 to 78.3793, inclusive, of the NRS apply to “issuing corporations” that are Nevada corporations with at least 200 stockholders, including at least 100 stockholders of record who are Nevada residents, and that conduct business directly or indirectly in Nevada. The control share statute prohibits an acquirer, under certain circumstances, from voting its shares of a target corporation’s stock after crossing certain ownership threshold percentages, unless the acquirer obtains approval of the target corporation’s disinterested stockholders. The statute specifies three thresholds: one-fifth or more but less than one-third, one-third but less than a majority, and a majority or more, of the outstanding voting power. Generally, once an acquirer crosses one of the above thresholds, those shares in an offer or acquisition and acquired within 90 days thereof become “control shares” and such control shares are deprived of the right to vote until disinterested stockholders restore the right. These provisions also provide that if control shares are accorded full voting rights and the acquiring person has acquired a majority or more of all voting power, all other stockholders who do not vote in favor of authorizing voting rights to the control shares are entitled to demand payment for the fair value of their shares in accordance with statutory procedures established for dissenters’ rights.

A corporation may elect to not be governed by, or “opt out” of, the control share provisions by making an election in its articles of incorporation or bylaws, provided that the opt-out election must be in place on the 10th day following the date an acquiring person has acquired a controlling interest, that is, crossing any of the three thresholds described above. We have not opted out of the control share statutes, and will be subject to these statutes if we are an “issuing corporation” as defined in such statutes.

The effect of the Nevada control share statutes is that the acquiring person, and those acting in association with the acquiring person, will obtain only such voting rights in the control shares as are conferred by a resolution of the stockholders at an annual or special meeting. The Nevada control share law, if applicable, could have the effect of discouraging takeovers of our company.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock will be Vstock Transfer LLC.

Listing

We will apply to have our common stock listed on the [*] under the symbol “[*]” which listing is a condition to this offering.

SHARES ELIGIBLE FOR FUTURE SALE

There is not currently an established U.S. trading market for our common stock. We cannot predict the effect, if any, that market sales of shares of our common stock or the availability of shares of our common stock for sale will have on the market price of our common stock prevailing from time to time. Sales of substantial amounts of our common stock in the public market after this offering, could adversely affect market prices prevailing from time to time and could impair our ability to raise capital through the sale of our equity securities.

Upon completion of the sale of [*] shares of common stock pursuant to this offering, we will have [*] shares of common stock issued and outstanding. In the event the underwriters exercise the over-allotment option in full, we will have [*] shares of common stock issued and outstanding. The common stock sold in this offering will be freely tradable without restriction or further registration or qualification under the Securities Act.

Previously issued shares of common stock that were not offered and sold in this offering, are or will be upon issuance, “restricted securities,” as that term is defined in Rule 144 under the Securities Act. These restricted securities are eligible for public sale only if such public resale is registered under the Securities Act or if the resale qualifies for an exemption from registration under Rule 144 under the Securities Act, which are summarized below.

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In general, a person who has beneficially owned restricted shares of our common stock for at least six months in the event we have been a reporting company under the Exchange Act for at least ninety (90) days before the sale, would be entitled to sell such securities, provided that such person is not deemed to be an affiliate of ours at the time of sale or to have been an affiliate of ours at any time during the ninety (90) days preceding the sale. A person who is an affiliate of ours at such time would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of shares that does not exceed the greater of the following:

•	1% of the number of shares of our common stock then outstanding; or

•	1% of the average weekly trading volume of our common stock during the four calendar weeks preceding the filing by such person of a notice on Form 144 with respect to the sale;

provided that, in each case, we are subject to the periodic reporting requirements of the Exchange Act for at least 90 days before the sale. Rule 144 trades must also comply with the manner of sale, notice and other provisions of Rule 144, to the extent applicable.

Lock-Up Agreements

We, all of our directors and officers and all of our stockholders have agreed with the underwriters, subject to certain exceptions, not to sell, transfer or dispose of, directly or indirectly, any of our common stock or securities convertible into or exercisable or exchangeable for our common stock for a period of (i) 180 days after the date of this prospectus in the case of our company, (ii) 12 months after the date of this prospectus in the case of our directors and officers, and (iii) 180 days after the date of this prospectus in the case of our stockholders. For additional information regarding our arrangement with the underwriters, please see “Underwriting—Lock-Up Agreements.”

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MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

The following is a summary of the material United States federal income tax consequences of the purchase, ownership and disposition of our common stock that is being issued pursuant to this offering. This summary is limited to Non-U.S. Holders (as defined below) that hold our common stock as a capital asset (generally, property held for investment) for United States federal income tax purposes. This summary does not discuss all of the aspects of United States federal income taxation that may be relevant to a Non-U.S. Holder in light of the Non-U.S. Holder’s particular investment or other circumstances. Accordingly, all prospective Non-U.S. Holders should consult their own tax advisors with respect to the United States federal, state, local and non-United States tax consequences of the purchase, ownership and disposition of our common stock.

This summary is based on provisions of the Code, applicable United States Treasury regulations and administrative and judicial interpretations, all as in effect or in existence on the date of this prospectus. Subsequent developments in United States federal income tax law, including changes in law or differing interpretations, which may be applied retroactively, could alter the United States federal income tax consequences of owning and disposing of our common stock as described in this summary. There can be no assurance that the IRS will not take a contrary position with respect to one or more of the tax consequences described herein and we have not obtained, nor do we intend to obtain, a ruling from the IRS with respect to the United States federal income tax consequences of the ownership or disposition of our common stock.

As used in this summary, the term “Non-U.S. Holder” means a beneficial owner of our common stock that is not, for United States federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity treated as a corporation) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;

•	an entity or arrangement treated as a partnership;

•	an estate whose income is includible in gross income for United States federal income tax purposes regardless of its source; or

•	a trust, if (1) a United States court is able to exercise primary supervision over the trust’s administration and one or more “United States persons” (within the meaning of the Code) has the authority to control all of the trust’s substantial decisions, or (2) the trust has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

If an entity or arrangement treated as a partnership for United States federal income tax purposes holds our common stock, the tax treatment of a partner in such a partnership generally will depend upon the status of the partner, the activities of the partnership and certain determinations made at the partner level. Partnerships, and partners in partnerships, that hold our common stock should consult their own tax advisors as to the particular United States federal income tax consequences of owning and disposing of our common stock that are applicable to them.

This summary does not consider any specific facts or circumstances that may apply to a Non-U.S. Holder, including the impact of the Medicare contribution tax on net investment income and the alternative minimum tax, and does not address any special tax rules that may apply to particular Non-U.S. Holders, including, without limitation:

•	a Non-U.S. Holder that is a financial institution, insurance company, tax-exempt organization, pension plan, broker, dealer or trader in stocks or securities, foreign currency dealer, U.S. covered expatriate, controlled foreign corporation or passive foreign investment company;

•	a Non-U.S. Holder holding our common stock as part of a conversion, constructive sale, wash sale or other integrated transaction or a hedge, straddle or synthetic security;

•	a Non-U.S. Holder that holds or receives our common stock pursuant to the exercise of any employee stock option or otherwise as compensation; or

•	a Non-U.S. Holder that at any time owns, directly, indirectly or constructively, 5% or more of our outstanding common stock.

In addition, this summary does not address any U.S. state or local, or non-U.S. or other tax consequences, or any United States federal income tax consequences for beneficial owners of a Non-U.S. Holder, including stockholders of a controlled foreign corporation or passive foreign investment company that holds our common stock. This summary also does not address the effects of other United States federal tax laws, such as estate and gift tax laws.

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Each Non-U.S. Holder should consult its tax advisor regarding the United States federal, state, local and non-U.S. income and other tax consequences of owning and disposing of our common stock.

Distributions

We do not currently expect to pay any cash dividends on our common stock. If we make distributions of cash or property (other than certain pro rata distributions of our common stock) with respect to our common stock, any such distributions generally will constitute dividends for United States federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under United States federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits, the excess will be treated as a nontaxable return of capital to the extent of the Non-U.S. Holder’s adjusted tax basis in its common stock and will reduce (but not below zero) such Non-U.S. Holder’s adjusted tax basis in its common stock. Any remaining excess will be treated as gain from a disposition of our common stock subject to the tax treatment described below in “—Dispositions of Our Common Stock.”

Subject to the discussion below on effectively connected income, dividends paid to a Non-U.S. Holder of our common stock will be subject to United States federal withholding tax at a rate of 30% of the gross amount of the dividends (or such lower rate specified by an applicable income tax treaty, provided the Non-U.S. Holder furnishes a valid IRS Form W-8BEN or W-8BEN-E (or other applicable documentation) certifying qualification for the lower treaty rate).

Distributions on our common stock that are treated as dividends and that are effectively connected with a Non-U.S. Holder’s conduct of a trade or business in the United States will be taxed on a net income basis at the regular graduated rates and in the manner applicable to U.S. persons. An exception may apply if the Non-U.S. Holder is eligible for, and properly claims, the benefit of an applicable income tax treaty and the dividends are not attributable to a permanent establishment or fixed base maintained by the Non-U.S. Holder in the United States. In such case, the Non-U.S. Holder may be eligible for a lower rate under an applicable income tax treaty between the United States and its jurisdiction of tax residence. Dividends that are effectively connected with a Non-U.S. Holder’s conduct of a trade or business in the United States will not be subject to the United States withholding tax if the Non-U.S. Holder provides to the applicable withholding agent a properly executed IRS Form W-8ECI (or other applicable form) in accordance with the applicable certification and disclosure requirements. A Non-U.S. Holder treated as a corporation for United States federal income tax purposes may also be subject to a “branch profits tax” at a 30% rate (unless the Non-U.S. Holder is eligible for a lower rate under an applicable income tax treaty) on the Non-U.S. Holder’s earnings and profits (attributable to dividends on our common stock or otherwise) that are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States.

The IRS Forms and other certifications described above must be provided to the applicable withholding agent prior to the payment of dividends and must be updated periodically. A Non-U.S. Holder may obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim for a refund with the IRS in the form of a U.S. tax return. Non-U.S. Holders should consult their tax advisors regarding their eligibility for benefits under a relevant income tax treaty and the manner of claiming such benefits.

The foregoing discussion is subject to the discussions below under “—Backup Withholding and Information Reporting” and “—FATCA Withholding.”

Dispositions of Our Common Stock

A Non-U.S. Holder generally will not be subject to United States federal income tax (including United States withholding tax) on gain recognized on any sale or other disposition of our common stock unless:

•	the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base maintained by the Non-U.S. Holder in the United States); in this case, the gain will be subject to United States federal income tax on a net income basis at the regular rates and in the manner applicable to United States persons (unless an applicable income tax treaty provides otherwise) and, if the Non-U.S. Holder is treated as a corporation for United States federal income tax purposes, the “branch profits tax” described above may also apply;

•	the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of the disposition and meets certain other requirements; in this case, except as otherwise provided by an applicable income tax treaty, the gain, which may be offset by certain United States source capital losses (provided the Non-U.S. Holder has timely filed United States federal income tax returns with respect to such losses), generally will be subject to a flat 30% United States federal income tax, even if the Non-U.S. Holder is not treated as a resident of the United States under the Code; or

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•	we are or have been a “United States real property holding corporation” for United States federal income tax purposes at any time during the shorter of (i) the five-year period ending on the date of disposition and (ii) the period that the Non-U.S. Holder held our common stock.

Generally, a corporation is a “United States real property holding corporation” if the fair market value of its “United States real property interests” equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. We believe that we are not currently, and we do not anticipate becoming in the future, a United States real property holding corporation. However, because the determination of whether we are a United States real property holding corporation is made from time to time and depends on the relative fair market values of our assets, there can be no assurance in this regard. If we were a United States real property holding corporation, the tax relating to disposition of stock in a United States real property holding corporation generally will not apply to a Non-U.S. Holder whose holdings, direct, indirect and constructive, constituted 5% or less of our common stock at all times during the applicable period, provided that our common stock is “regularly traded on an established securities market” (as provided in applicable United States Treasury regulations) at any time during the calendar year in which the disposition occurs. However, no assurance can be provided that our common stock will be regularly traded on an established securities market for purposes of the rules described above. Non-U.S. Holders should consult their tax advisors regarding the possible adverse United States federal income tax consequences to them if we are, or were to become, a United States real property holding corporation.

The foregoing discussion is subject to the discussions below under “—Backup Withholding and Information Reporting” and “—FATCA Withholding.”

Backup Withholding and Information Reporting

Backup withholding (currently at a rate of 24%) will not apply to payments of dividends on our common stock to a Non-U.S. Holder if the Non-U.S. Holder provides to the applicable withholding agent a properly executed IRS Form W-8BEN or W-8BEN-E (or other applicable form) certifying under penalties of perjury that the Non-U.S. Holder is not a United States person or is otherwise entitled to an exemption. However, the applicable withholding agent generally will be required to report to the IRS (and to such Non-U.S. Holder) payments of distributions on our common stock and the amount of United States federal income tax, if any, withheld from those payments, regardless of whether such distributions constitute dividends. In accordance with applicable treaties or agreements, the IRS may provide copies of such information returns to the tax authorities in the country in which the Non-U.S. Holder resides.

The gross proceeds from sales or other dispositions of our common stock may be subject, in certain circumstances discussed below, to United States backup withholding and information reporting. If a Non-U.S. Holder sells or otherwise disposes of our common stock outside the United States through a non-United States office of a non-United States broker and the disposition proceeds are paid to the Non-U.S. Holder outside the United States, then the United States backup withholding and information reporting requirements generally will not apply to that payment. However, United States information reporting, but not United States backup withholding, will apply to a payment of disposition proceeds, even if that payment is made outside the United States, if a Non-U.S. Holder sells our common stock through a non-United States office of a broker that is a United States person or has certain enumerated connections with the United States, unless the broker has documentary evidence in its files that the Non-U.S. Holder is not a United States person and certain other conditions are met or the Non-U.S. Holder otherwise qualifies for an exemption.

If a Non-U.S. Holder receives payments of the proceeds of a disposition of our common stock to or through a United States office of a broker, the payment will be subject to both United States backup withholding and information reporting unless the Non-U.S. Holder provides to the broker a properly executed IRS Form W-8BEN or W-8BEN-E (or other applicable form) certifying under penalties of perjury that the Non-U.S. Holder is not a United States person, or the Non-U.S. Holder otherwise qualifies for an exemption.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be credited against the Non-U.S. Holder’s United States federal income tax liability (which may result in the Non-U.S. Holder being entitled to a refund), provided that the required information is timely furnished to the IRS.

FATCA Withholding

The Foreign Account Tax Compliance Act and related Treasury guidance (commonly referred to as FATCA) impose United States federal withholding tax at a rate of 30% on payments to certain foreign entities of (i) U.S. source dividends (including dividends paid on our common stock) and (ii) (subject to the proposed Treasury Regulations discussed below) the gross proceeds from the sale or other disposition of property that produces U.S. source dividends (including sales or other dispositions of our common stock). This withholding tax applies to a foreign entity, whether acting as a beneficial owner or an intermediary, unless such foreign entity complies with (i) certain information reporting requirements regarding its United States account holders and its United States owners and (ii) certain withholding obligations applicable to certain payments to its account holders and certain other persons. Accordingly, the entity through which a Non-United States Holder holds its common stock will affect the determination of whether such withholding is required. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.

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Under the applicable Treasury Regulations and administrative guidance, withholding under FATCA generally will apply to payments of dividends on our common stock. While withholding under FATCA would have applied also to payments of gross proceeds from the sale or other disposition of stock on or after January 1, 2019, proposed Treasury Regulations eliminate FATCA withholding on payments of gross proceeds. Taxpayers generally may rely on these proposed Treasury Regulations until final Treasury Regulations are issued.

Non-U.S. Holders are encouraged to consult their tax advisors regarding FATCA.

UNDERWRITING

ThinkEquity LLC is the representative for the several underwriters of this offering, or the representative. We have entered into an underwriting agreement with the underwriters named below. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has agreed, severally and not jointly, to purchase, at the public offering price less the underwriting discounts set forth on the cover page of this prospectus, the number of shares of common stock at the initial public offering price, less the underwriting discounts and commissions, as set forth on the cover page of this prospectus, the number of shares of common stock listed next to its name in the following table:

Underwriter	Number of Shares	Number of Shares if Over-allotment Option is Fully Exercised

ThinkEquity LLC.	[*]	[*]

Totals:	[*]	[*]

The underwriters are committed to purchase all, if any, shares offered by us other than those covered by the over-allotment option described below, if any are purchased. The obligations of the underwriters may be terminated upon the occurrence of certain events specified in the underwriting agreement. Furthermore, the underwriting agreement provides that the obligations of the underwriters to pay for and accept delivery of the shares offered by us in this prospectus are subject to various representations and warranties and other customary conditions specified in the underwriting agreement, such as receipt by the representative of officers’ certificates and legal opinions.

We have agreed to indemnify the underwriters against specified liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect thereof.

The underwriters are offering the shares of common stock subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by its counsel and other conditions specified in the underwriting agreement. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Over-Allotment Option

We have granted the underwriters an over-allotment option. This option, which is exercisable for up to 45 days after the date of this prospectus, permits the underwriters to purchase up to an aggregate of [*] additional shares of common stock (equal to 15% of the common stock sold in this offering) at the public offering price per share, less underwriting discounts and commissions, solely to cover over-allotments, if any. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of common stock as the number listed next to the underwriter’s name in the preceding table that bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table.

.

Discounts, Commissions and Reimbursement

The underwriters have advised us that the underwriters propose to offer the shares of common stock to the public at the initial public offering price per share set forth on the cover page of this prospectus. The underwriters may offer shares to securities dealers at that price less a concession of not more than $ per share of which up to $ per share may be reallowed to other dealers. After the initial offering to the public, the public offering price and other selling terms may be changed by the underwriters.

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The following table summarizes the underwriting discounts and commissions, non-accountable underwriters’ expense allowance and proceeds, before expenses, to us assuming both no exercise and full exercise by the underwriters of their over-allotment option:

Total
		Per Share		Offering without Over-Allotment Option		Offering with Over-Allotment Option
Public offering price	$		$		$
Underwriting discounts and commissions (7.5%)	$		$		$
Non-accountable expense allowance (1%)	$		$		$
Proceeds, before expenses, to us	$		$		$

We have agreed to pay the representative a non-accountable expense allowance of 1% of the gross proceeds of the offering. We estimate that the total expenses, excluding underwriting discounts and commissions and the 1% non-accountable expense allowances, will be approximately $[*], all of which are payable by us. This figure includes expense reimbursements we have agreed to pay the representative for reimbursement of its actual accountable expenses related to the offering up to a maximum aggregate expense allowance of $300,000, for which we have paid a $35,000 advance, which will be returned to us to the extent not offset by actual expenses in accordance with FINRA Rule 5110(f)(2)(C).

Underwriters’ Warrants

As additional compensation to the underwriters, upon consummation of this offering, we will issue to the underwriters or their designees warrants to purchase an aggregate number of shares of our common stock equal to 5% of the number of shares of common stock issued in this offering, at an exercise price per share equal to 125% of the initial public offering price (the “Underwriters Warrants”). The Underwriter Warrant and the underlying shares of common stock shall not be sold during the offering, or sold, transferred, assigned, pledged, or hypothecated, or be the subject of any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the securities by any person for a period of 180 days immediately following the date of the public offering’s effectiveness in accordance with FINRA Rule 5110(g)(1). The Underwriters’ Warrants will be exercisable, in whole or in part, commencing 180 days from the effective date of the offering and will expire on the fifth anniversary of the effective date of the registration statement related to the offering in accordance with FINRA Rule 5110(f)(2)(G)(i). In addition, we have granted the underwriters a one-time demand registration right and unlimited “piggyback” registration rights with respect to the underlying shares. The demand registration rights will not be greater than 5 years from the effective date of the registration statement related to the offering in compliance with FINRA Rule 5110(f)(2)(G)(iv). The piggyback registration right will not be greater than 5 years from the effective date of the registration statement related to the offering in compliance with FINRA Rule 5110(f)(2)(G)(v).

Right of First Refusal

Until twelve (12) months from the closing of this offering, the representative shall have an irrevocable right of first refusal to act as sole investment banker, sole book-runner and/or sole placement agent, at the representative’s sole discretion, for each and every future public and private equity and debt offerings (excluding commercial bank debt) for our company, or any successor to or any subsidiary of our company that occurs during such 12 month period, including all equity linked financings, on terms customary to the representative. The representative shall have the sole right to determine whether or not any other broker-dealer shall have the right to participate in any such offering and the economic terms of any such participation. The representative will not have more than one opportunity to waive or terminate the right of first refusal in consideration of any such transaction.

Discretionary Accounts

The underwriters do not intend to confirm sales of the securities offered hereby to any accounts over which they have discretionary authority.

Lock-Up Agreements

We agreed that for a period of 180 days after the date of this prospectus we will not, without the prior written consent of the representative and subject to certain exceptions, directly or indirectly:

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•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of our capital stock or any securities convertible into or exercisable or exchangeable for shares of our capital stock;

•	file or caused to be filed any registration statement with SEC relating to the offering of any shares of our capital or any securities convertible into or exercisable or exchangeable for shares of our capital stock;

•	complete any offering of our debt securities, other than entering into a line of credit with a traditional bank; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our capital stock, whether any such transaction is to be settled by delivery of shares of capital stock or such other securities, in cash or otherwise.

In addition, each of our directors, officers and stockholders have agreed that for a period of (i) 12 months after the date of this prospectus in the case of our directors and officers and (ii) 180 days after the date of this prospectus in the case of our stockholders, without the prior written consent of the representative and subject to certain exceptions, they will not directly or indirectly:

•	offer, pledge, sell, contract to sell, grant, lend, or otherwise transfer or dispose of, directly or indirectly, any of our common stock or any securities convertible into or exercisable or exchangeable for common stock;

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our common stock or any securities convertible into or exercisable or exchangeable for common stock, whether any such transaction is to be settled by delivery of shares of common stock or such other securities, in cash or otherwise;

•	make any demand for or exercise any right with respect to the registration of any common stock or any securities convertible into or exercisable or exchangeable for common stock; or

•	publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement relating to any common stock or any securities convertible into or exercisable or exchangeable for common stock.

Electronic Offer, Sale and Distribution of Securities

A prospectus in electronic format may be made available on the websites maintained by the underwriters or selling group members. The underwriters may agree to allocate a number of securities to selling group members for sale to its online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations. Other than the prospectus in electronic format, the information on these websites is not part of, nor incorporated by reference into, this prospectus or the registration statement of which this prospectus forms a part, has not been approved or endorsed by us, and should not be relied upon by investors.

Stabilization

In connection with this offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate-covering transactions, penalty bids and purchases to cover positions created by short sales.

Stabilizing transactions permit bids to purchase shares so long as the stabilizing bids do not exceed a specified maximum, and are engaged in for the purpose of preventing or retarding a decline in the market price of the shares while this offering is in progress.

Over-allotment transactions involve sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase. This creates a syndicate short position which may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters are not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any short position by exercising their over-allotment option and/or purchasing shares in the open market.

Syndicate covering transactions involve purchases of shares in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared with the price at which it may purchase shares through exercise of the over-allotment option. If the underwriters sell more shares than could be covered by exercise of the over-allotment option and, therefore, have a naked short position, the position can be closed out only by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that after pricing there could be downward pressure on the price of the shares in the open market that could adversely affect investors who purchase in this offering.

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Penalty bids permit an underwriter to reclaim a selling concession from a syndicate member when the shares originally sold by that syndicate member are purchased in stabilizing or syndicate covering transactions to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our shares of common stock or preventing or retarding a decline in the market price of our shares of common stock. As a result, the price of our common stock in the open market may be higher than it would otherwise be in the absence of these transactions. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of our common stock. These transactions may be effected in the over-the-counter market or otherwise and, if commenced, may be discontinued at any time.

Passive Market Making

In connection with this offering, underwriters and selling group members may engage in passive market making transactions in our common stock on the [ ] in accordance with Rule 103 of Regulation M under the Exchange Act, during a period before the commencement of offers or sales of the securities and extending through the completion of the distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker's bid, then that bid must then be lowered when specified purchase limits are exceeded

Other Relationships

The underwriters and their affiliates may in the future provide various investment banking, commercial banking and other financial services for us and our affiliates for which they may in the future receive customary fees.

Offer Restrictions Outside The United States

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to this offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

LEGAL MATTERS

Certain legal matters with respect to the validity of the securities being offered by this prospectus will be passed upon by Carmel, Milazzo & Feil LLP, New York, New York. Bevilacqua PLLC, Washington, DC, is acting as counsel for the representative of the underwriters with respect to the offering.

EXPERTS

Fruci and Associates II, PLLC, an independent certified public accounting firm, audited our financial statements for the years ended December 31, 2020 and 2019. We have included our financial statements in this prospectus and elsewhere in the registration statement in reliance on the reports of Fruci and Associates II, PLLC, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of our common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, some of which is contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our common stock, we refer you to the registration statement, including the exhibits filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document is not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. You may obtain copies of this information by mail from the Public Reference Section of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the public reference rooms by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

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Upon the effectiveness of the registration statement, we will be subject to the information and reporting requirements of the Exchange Act and, in accordance with this law, will be required to file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information are available for inspection and copying at the SEC’s public reference facilities and the website of the SEC referred to above. We also maintain a website at www.tenonmed.com. You may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on our website is not a part of this prospectus and the inclusion of our website address in this prospectus is an inactive textual reference only.

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LeeWay Services, Inc.

Consolidated Financial Statements

At December 31, 2020 and 2019

and for the Years Then Ended

F-1

F-2

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of LeeWay Services, Inc.

Opinion on the Financial Statements

We have audited the accompanying combined balance sheets of LeeWay Services, Inc. and Subsidiaries (“the Company”) as of December 31, 2020 and 2019, and the related combined statements of operations, changes in stockholders’ deficit, and cash flows for each of the years in the two-year period ended December 31, 2020, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019 and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Valuation for Accounts Receivable — Refer to Note 2 to the financial statements

Critical Audit Matter Description

The Company has recognized an allowance on trade accounts receivable and financing receivables. The Company recognizes a valuation allowance based on historical collection experience and specific account analysis for its receivables. Significant judgment is needed in determining the appropriate allowance against receivables.

Auditing management’s valuation for allowance was highly judgmental due to estimation required to determine likely future collections on accounts and financing receivables.

How the Critical Audit Matter Was Addressed in the Audit

Our principal audit procedures to evaluate management’s valuation of allowance on receivables consisted of the following, among others:

•	We evaluated management’s policies for reviewing and assessing allowances.

•	We selected a sample of significant outstanding balances for confirmation and further testing of collectability.

F-3

•	We evaluated management’s accounting estimates related to its financing receivables and tested those estimates.

We have served as the Company’s auditor since 2021.

Spokane, Washington
February 11, 2022

F-4

LeeWay Services, Inc.

Consolidated Balance Sheets

	December 31,
	2020	2019
ASSETS

CURRENT ASSETS
Cash	$293,078	$156,092
Accounts receivable, trade, net	2,565,714	1,713,672
Accounts receivable, financing, net	1,367,423	708,181
Other current assets	39,543	40,504
Total current assets	4,265,758	2,618,449

Property and equipment, net	61,289	47,837
Operating lease right-of-use asset	63,722	101,295
Deferred income tax asset	153,275	24,385
Total Assets	$4,544,044	$2,791,966

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES
Accounts payable	$1,784,134	$1,186,986
Accrued liabilities	146,956	96,364
Short-term debt	685,000	585,000
Operating lease liability – current portion	45,006	43,164
Notes payable – PPP loan – current portion	104,223	-
Notes payable – related party	1,988,786	1,527,459
Total current liabilities	4,754,105	3,438,973

Notes payable – PPP loan – long term	104,223	-
Subordinated debt	1,089,272	774,101
Operating lease liability	23,783	64,809
Total liabilities	5,971,383	4,277,883

STOCKHOLDERS’ EQUITY
Preferred stock, $0.001 par value, 20,000,000 shares authorized; 2,000 shares issued and outstanding	2	2
Common stock, $0.001 par value, 180,000,000 shares authorized; 30,000,000 shares issued and outstanding	30,000	30,000
Additional paid-in capital	-	-
Retained earnings deficit	(1,457,341)	(1,515,919)
Total stockholders’ equity	(1,427,339)	(1,485,917)
Total liabilities and stockholders’ equity	$4,544,044	$2,791,666

The accompanying notes are an integral part of these condensed financial statements.

F-5

LeeWay Services, Inc.

Consolidated Statements of Operations

	For the Years Ended December 31,
	2020	2019
Revenues
Transportation income	$13,471,155	$7,974,003
Financing service income	440,385	295,225
Total revenue	13,911,540	8,269,228

Cost of goods sold
Transportation costs	11,773,778	6,866,840
Financing costs	105,171	66,352
Total cost of goods sold	11,878,949	6,933,192

Gross profit	2,032,591	1,336,036

Operating expenses
Payroll and consultants	1,276,964	1,076,230
Sales and marketing	265,321	244,315
General and administrative	323,840	277,777
Depreciation	26,662	13,931
Total operating expenses	1,892,787	1,612,253

Income (loss) from operations	139,804	(276,217)

Interest expense	(3,851)	-

Income (loss) before income tax	135,953	(276,217)

Income tax benefit (expense)	(77,375)	44,837

Net income (loss)	$58,578	$(231,380)

Basic and diluted earnings (loss) per share	$0.00	$(0.01)

Weighted average common shares outstanding – basic and diluted	30,000,000	30,000,000

The accompanying notes are an integral part of these condensed financial statements.

F-6

LeeWay Services, Inc.

Consolidated Statements of Stockholders’ Deficit

	Preferred Stock		Common Stock		Additional Paid-in
	Shares	Amount	Shares	Amount	Capital	Deficit	Total

Balance – December 31, 2018	2,000	$2	30,000,000	$30,000	$-	$(1,284,539)	$(1,254,537)

Net loss – Year ended December 31, 2019	-	-	-	-	-	(231,380)	(231,380)

Balance – December 31, 2019	2,000	2	30,000,000	30,000	-	(1,515,919)	(1,485,917)

Net income – Year ended December 31, 2020	-	-	-	-	-	58,578	58,578

Balance – December 31, 2020	2,000	$2	30,000,000	$30,000	$-	$(1,457,341)	$(1,427,339)

The accompanying notes are an integral part of these condensed financial statements.

F-7

LeeWay Services, Inc.

Consolidated Statements of Cash Flows

	For the Years Ended
	December 31,
	2020	2019

Net income (loss)	$58,578	$(231,380)
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation	26,662	13,931
Changes in operating assets and liabilities:
Accounts receivable	(1,511,284)	(1,393,705)
Other current assets	961	(2,543)
Deferred tax asset	(128,890)	(12,815)
Operating lease – Right-of-use asset	37,573	35,700
Accounts payable	597,148	653,025
Accrued liabilities	50,592	65,905
Lease liabilities – long-term	(39,184)	(36,038)
Net cash used in operating activities	(907,844)	(907,920)

Investing activities:
Property and equipment	(40,114)	(40,411)
Net cash used in investing activities	(40,114)	(40,411)

Financing activities:
Short-term debt	100,000	585,000
Note payable – related party	461,327	(53,699)
Note payable – PPP loan	208,446	-
Subordinated debt	315,171	486,352
Net cash provided by financing activities	1,084,944	1,017,653

Net change in cash	136,986	69,322

Cash at beginning of period	156,092	86,770
Cash at end of period	$293,078	$156,092

Supplemental cash information:
Cash paid for:
Interest	$-	$-
Taxes	$-	$-

The accompanying notes are an integral part of these condensed financial statements.

F-8

LEEWAY SERVICES, INC.

Notes to the Consolidated Financial Statements

NOTE 1 - BASIS OF FINANCIAL STATEMENT PRESENTATION

The accompanying consolidated financial statements have been prepared by the Company pursuant to accounting principles generally accepted in the United States of America. The information furnished in the consolidated financial statements includes normal recurring adjustments and reflects all adjustments, which, in the opinion of management, are necessary for a fair presentation of such financial statements. Management believes the disclosures and information presented are adequate to make the information not misleading.

NOTE 2 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION AND LINE OF BUSINESS:

LeeWay Services, Inc. (the Company) was incorporated under the laws of the State of Nevada on October 12, 2021. The Company was organized to engage in any lawful activity for which corporations may be organized under Nevada statute.

LeeWay Services, Inc. has two wholly owned subsidiaries: LeeWay Transportation, Inc., a corporation incorporated under the laws of the State of Nevada on July 1, 2015, as LeeWay Global Logistics, Inc. and LeeWay Capital, Inc., a corporation incorporated under the laws of the State of Utah on September 25, 2014, as Bridge Capital Lenders, Inc.

The principal business of LeeWay Transportation, Inc. is to provide technology-based third-party logistics (3PL) and comprehensive management solutions for shippers, brokers and carriers in the transportation industry. LeeWay Transportation, Inc. has two wholly owned subsidiaries: LeeWay Global Logistics LLC, a limited liability company organized under the laws of the State of Nevada on September 6, 2007, and LeeWay Freight Lines, a corporation incorporated under the laws of the State of California on September 19, 1957, as Evans Talk Line, Inc.

The principal business of LeeWay Capital, Inc. is to provide financial services for a broad range of clients. LeeWay Capital has two wholly owned subsidiaries: eCommerce Financing, a limited liability company organized under the laws of the State of Utah on June 13, 2018, and eCommerce Funding, a limited liability company organized under the laws of the State of Utah on November 2, 2018.

SIGNIFICANT ACCOUNTING POLICIES:

PRINCIPLES OF CONSOLIDATION: The accompanying consolidated financial statements include the accounts of LeeWay Services, Inc. and its wholly owned subsidiaries, LeeWay Transportation, Inc. and LeeWay Capital, Inc. Intercompany transactions and accounts have been eliminated in consolidation. Prior to being acquired by LeeWay Services, Inc., LeeWay Transportation, Inc. and LeeWay Capital, Inc. were wholly owned subsidiaries of W.L.P. Corporation. Both companies share office space and other business services, which were allocated on usage. Subsequent to their acquisition by LeeWay Services, Inc. some services utilized by both companies continue to be allocated through inter-company charges on a monthly basis.

USE OF ESTIMATES: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting periods.  Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS: Cash and cash equivalents are considered to be cash, as are highly liquid securities with original maturities of three months or less. While the total cash on hand at December 31, 2020, of $293,078 exceeds the FDIC insurance limit of $250,000, the total cash balance is comprised of accounts at several banks. The total cash in all accounts at any one financial institution at December 31, 2020, does not exceed the $250,000 FDIC insurance limit and are therefore not at risk.

FAIR VALUE MEASUREMENTS: The fair value of a financial instrument is the amount that could be received upon the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Financial assets are marked to bid prices and financial liabilities ae marked to offer prices. The fair value should be calculated based on assumptions that market participants would use in pricing the asset or liability, not on assumptions specific to the entity. In addition, the fair value of liabilities should include consideration of non-performance risk, including the party’s own credit risk.

F-9

Fair value measurements do not include transaction costs. A fair value hierarchy is used to prioritize the quality and reliability of the information used to determine fair values. Categorization within the fair value hierarch is based on the lowest level of input that is significant to the fair value measurement. The fair value hierarchy is defined into the following three categories:

Level 1: Quoted market prices in active markets for identical assets or liabilities.

Level 2: Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets with insufficient volume or infrequent transactions (less active markets); pr mode-driven valuations in which all significant inputs are observable or can be derived principally from or corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3: Unobservable inputs to the valuation methodology that are significant to the measurement of fair value of assets or liabilities.

To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy within which the fair value measurement is disclosed and is determined based on the lowest level input that is significant to the fair value measurement.

The carrying value of the Company’s cash, accounts payable and other current assets and liabilities approximate fair value because of their short-term maturity.

ACCOUNTS RECEIVABLE: Accounts receivables are presented net of an allowance for doubtful accounts. The Company maintains allowances for doubtful accounts for estimated losses. The Company reviews the accounts receivable on a periodic basis and makes general and specific allowances when there is doubt as to the collectability of individual balances. In evaluating the collectability of individual receivable balances, the Company considers a number of factors, including the age of the balance, a customer’s historical payment history, its current creditworthiness and current economic trends. Accounts are written off only after exhaustive efforts at collection. At December 31, 2020 and 2019, the Company had trade accounts receivable, net of the allowance, of $2,565,714 and $1,713,672, respectively, and financing accounts receivable, net of the allowance, of $1,367,423 and $708,181, respectively. At December 31, 2020 and 2019, the allowance for doubtful accounts was $188,196 and $193,136, respectively.

Accounts Receivable – Trade: Invoice terms for our freight brokerage business are generally net 30. However, to capture the business of our largest account, we were required to extend terms of net 60, as that is the term they currently received. Our accounts are monitored and, 7-10 days before the due date, the client is contacted to insure they have all documents required in order for them to make payment. Any missing documents are immediately provided to insure that payment will be made timely.

Accounts Receivable – Financing: Our ecommerce financing services are provided for a flat fee for the original term of the loan. Payments on the loan amount are processed concurrent with each payment the client receives from the sales platform they are using, such as Amazon or Walmart. The client, as part of the agreement, authorizes us to draw payments from their account by ACH, which provides a efficient and effective method. The payments collected are established as a percent of the funds received by the client, which percentage rate is determined at the origination of the agreement. In cases where the client’s sales are increasing the balance will generally be fully retired prior to the original maturity date. In instances where sales decline, as we saw many do during the early stages of the COVID epidemic, an unpaid balance remained at the maturity date of the agreement. The agreement allows an additional fee to be charged on the account each month in which the balance remains unpaid. Should a client close the bank account to which we have been permissioned to draw collections, they are asked to provide authority on their new account. Should a client refuse to provide such access, a notice of default is sent and if no resolution is made during the cure period established, the account is referred for collection.

CONCENTRATION AND CREDIT RISK: The Company has a few major customers who represent a significant portion of revenue and accounts receivable. During the year ended December 31, 2020, two customers represented 57% of sales and three customers represented 74% of accounts receivable. The Company has strong ongoing relationships with these customers and does not believe this concentration poses a significant risk.

PROPERTY AND EQUIPMENT: Property and equipment are stated at cost. Additions and major improvements are capitalized while maintenance and repairs are charged to operations. Upon trade-in, sale or retirement of property and equipment, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is recognized. Depreciation is computed using the straight-line method and is recognized over the estimated useful lives of the property and equipment, which range from one to seven years.

F-10

VALUATION OF LONG-LIVED ASSETS: The carrying values of the Company’s long-lived assets are reviewed for impairment annually and whenever events or changes in circumstances indicate that they may not be recoverable. When projections indicate that the carrying value of the long-lived asset is not recoverable, the carrying value is reduced by the estimated excess of the carrying value over the projected discounted cash flows. Under similar analysis no impairment charge was taken during the years ended December 31, 2020 and 2019. Impairment tests will be conducted on an annual basis and, should they indicate a carrying value in excess of fair value, impairment charges may be required to be recognized and recorded.

LEASES: The Company, in accordance with ASC 842, accounts for leases as right-of-use (“ROU”) assets and lease liabilities on the balance sheet. We estimate our incremental borrowing rate, which is defined as the interest rate we would pay to borrow on a collateralized basis, considering such factors as length of lease term and the risks of the economic environment in which the leased asset operates. The lease term used to calculate ROU assets and lease liabilities only includes renewal and termination options that are deemed reasonably certain to be exercised.

REVENUE RECOGNITION:  The Company has adopted and accounts for revenue under the guidance provided by ASC 606, Revenue from Contracts with Customers, and all related amendments (“new revenue standard”). We have applied the new revenue standard to all contracts from the date of initial application.

LeeWay Transportation, Inc. recognizes revenue at the time the signed delivery receipt is received, as they are obligated to provide no additional services subsequent to the delivery and the collectability of the fee for service is reasonably assured.

LeeWay Capital, Inc. recognizes revenue ratably over the term of the agreement. Revenue on each agreement is the total due under the agreement less the funded amount. In those instances where the clients’ obligations are not fully paid at the termination date of the agreement, additional fees charged are calculated on the unpaid balance and recorded monthly. The accounts are charges rates of interest ranging from 30% to 50% per annum, depending on the creditworthiness of the client and the term of the agreement.

The table below allocates revenue recorded for the years ended December 31, 2020 and 2019:

For the years ended:	December 31, 2020			December 31, 2019
	Transportation	Financing		Transportation	Financing
	Fees	Fees	Total	Fees	Fees	Total

Domestic	$13,471,155	440,385	13,911,540	$7,974,003	295,225	8,269,228
International	-	-	-	-	-	-

	$13,471,155	440,385	13,911,540	$7,974,003	292,225	8,269,228

INCOME TAXES:  The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards Board Accounting Codification (ASC) 740: Income Taxes.  Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which the differences are expected to reverse.  Deferred tax assets will be reflected on the balance sheet when it is determined that it is more likely than not that the asset will be realized

NET INCOME (LOSS) PER SHARE: The computation of basic profit and loss per share of common stock is based on the weighted average number of shares outstanding during the period. Diluted EPS is computed by dividing net earnings by the weighted-average number of common shares and dilutive common stock equivalents during the period. Common stock equivalents are not used in calculating dilutive EPS when their inclusion would be anti-dilutive. At December 31, 2020 and 2019, the Company had no common stock equivalents.

RECENT ACCOUNTING PRONOUNCEMENTS: In December 2019, the Financial Standards Accounting Board (“FASB”) issued ASU 2019-12, “Income Taxes Topic 740-Simplifying the Accounting for Income Taxes” which intended to simplify various aspects related to accounting for income taxes. ASU 2019-12 removes certain exceptions to the general principles in Topic 740 and also clarifies and amends existing guidance to improve consistent application of Topic 740. The effective date will be the first quarter of fiscal year 2021 and early adoption is permitted. Adoption is not expected to have a material effect on the Company’s condensed financial statements and statements of operations.

In June 2018, the FASB issued ASU No. 2018-07, “Compensation — Stock Compensation (Topic 718),” (“ASU 2018-07”). ASU 2018-07 is intended to reduce cost and complexity of financial reporting for non-employee share-based payments. Currently, the accounting requirements for non-employee and employee share-based payments are significantly different. ASU 2018-07 expands the scope of Topic 718, which currently only includes share-based payments to employees, to include share-based payments to non-employees for goods or services. Consequently, the accounting for share-based payments to non-employees and employees will be substantially aligned. This ASU supersedes Subtopic 505-50, “Equity — Equity-Based Payments to Nonemployees”. The amendments to ASU 2018 - 07 are effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020. Early adoption is permitted, but no earlier than a company’s adoption date of ASU No. 2014-09, (Topic 606), “Revenue from Contracts with Customers”. The Company adopted ASU 2018-07 effective January 1, 2020. The adoption of this standard had no impact on our condensed consolidated financial statements or disclosures.

F-11

In June 2016, the FASB issued ASU 2016-13, “Financial Instruments – Credit Losses”. The ASU sets forth a “current expected credit loss” (“CECL”) model which requires the Company to measure all expected credit losses for financial instruments held at the reporting date on historical experience, current conditions, and reasonable and supportable forecasts. This replaces the existing incurred loss model and is applicable to the measurement of credit losses on financial assets measured at amortized cost and applies to some off-balance sheet credit exposures. This ASU was effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years, with early adoption permitted. In November 2019, the FASB issued ASU 2019-10 which deferred the effective date to fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The Company is currently evaluating the impact this guidance will have on its consolidated financial statements.

The Company has reviewed all other FASB-issued ASU accounting pronouncements and interpretations thereof that have effective dates during the period reported and in future periods. The Company has carefully considered the new pronouncements that alter previous GAAP and does not believe that any new or modified principles will have a material impact on the Company’s reported financial position or operations in the near term. The applicability of any standard is subject to the formal review of the Company’s financial management and certain standards are under consideration.

NOTE 3 – LEASES

We have an operating lease for our office. We used the lease termination date of July 31, 2022 for our calculation.

The following was included in our consolidated condensed balance sheet as of December 31, 2020 and 2019:

	As of December 31
Lease	2020	2019

Assets
ROU – operating lease asset	$63,722	$101,295

Liabilities
Operating lease liabilities – current portion	$45,006	$43,164
Operating lease liabilities	23,783	64,809
Total operating lease liabilities	$68,789	$107,973

We recognize lease expense on a straight-line basis over the term of the lease.

	For the Year Ended December 31,
Lease Cost	2020	2019

Rent expense	$42,090	$42,090

Our building lease does not specify an implicit rate of interest. Therefore, we estimate our incremental borrowing rate, which is defined as the interest rate we would pay to borrow on a collateralized basis, considering such factors as length of lease term and the risks of the economic environment in which the leased asset operates. As of December 31, 2020, the following disclosures for remaining lease term and incremental borrowing rates were applicable:

	For the Years Ended December 31,
Supplemental Disclosures	2020	2019

Weighted average remaining lease term	1.58 years	2.58 years
Weighted average discount rate	5.00%	5.00%

F-12

NOTE 4 -   PROPERTY AND EQUIPMENT

Property and equipment and related accumulated depreciation consisted of the following at December 31, 2020, and December 31, 2019:

	December 31, 2020	December 31, 2019

Computer and office equipment	$9,114	$7,935
Software	94,351	55,416
Accumulated depreciation	(42,176)	(15,514)

Total Property and Equipment	$61,289	$47,837

Depreciation expense for the years ended December 31, 2020 and 2019 was $26,662 and $13,931, respectively.

NOTE 5 – COST OF GOODS SOLD

Cost of goods sold is comprised of costs as follows:

LeeWay Global Logistics, Inc – Cost of goods related to transportation income are the fees paid to motor carrier lines and independent owner/operators for the delivery of freight contracted. The recording of the expenses is made concurrent with the revenue recognition for each load after a delivery receipt is received.

LeeWay Capital, Inc. – Cost of goods related to the financing service income is the cost of capital obtained to fund the agreements entered into with clients. Funding is provided under a subordinated promissory note. The note provides for an interest rate of 12% per annum and has a maturity date of November 1, 2022. (See Note 6 – Notes Payable)

NOTE 6 – SEGMENT INFORMATION

We report segment information consistent with our two major operations: transportation and financing.

Transportation

LeeWay Transportation, Inc., the transportation segment includes revenues and costs related to our transportation brokerage operation. All business activity is confined to the continental United States, and as such there is no breakout between domestic and international revenues and expenses.

Financial Services

LeeWay Capital, Inc., the financial services segment, includes revenues and costs related to the providing of financing to individuals and entities that sell products on various sales platforms, such as Amazon, Walmart and Shopify. As one of the requirements is that the individual and/or entity be domiciled in the United States, there is no breakout between domestic and international revenues and expenses.

Key information, broken out by business segment at December 31, 2020 and 2019 and for the years ended December 31, 2020 and 2019, is as follows:

	At December 31, 2020 and 2019
	Transportation	2020 Financing	Total	Transportation	2019 Financing	Total
Cash	$136,917	$156,161	$293,078	$60,874	$95,218	$156,092
Receivables, net	2,565,714	1,367,423	3,933,137	1,713,672	708,181	2,421,853
Other current assets	39,543	-	39,543	33,548	6,955	40,503
Total current assets	2,742,174	1,523,584	4,265,758	1,808,094	810,354	2,618,448

Property and equipment, net	3,056	58,233	61,289	4,070	43,767	47,837
Other assets	192,070	24,927	216,997	125,680	-	125,680

Total assets	$2,937,300	$1,606,744	$4,544,044	$1,937,844	$854,121	$2,791,965

Accounts payable	$1,782,766	$1,369	$1,784,135	$1,186,879	$107	$1,186,986
Other liabilities	2,192,378	1,994,871	4,187,249	1,997,658	1,093,239	3,090,897
Total liabilities	3,975,144	1,996,240	5,971,384	3,184,537	1,093,346	4,277,883

Stockholders’ equity	(1,037,844)	(389,496)	(1,427,340)	(1,246,693)	(239,225)	(1,485,918)
Total liabilities and stockholders’ equity	$2,937,300	$1,606,744	$4,544,044	$1,937,844	$854,121	$2,791,965

F-13

	For the Years Ended December 31,
	Transportation	2020 Financing	Total	Transportation	2019 Financing	Total
Revenue	$13,471,155	$440,385	$13,911,540	$7,974,003	$295,225	$8,269,228
Cost of Goods Sold	11,733,778	105,171	11,878,949	6,866,840	66,352	6,933,192
Gross Profit	1,697,377	335,214	2,032,591	1,107,163	228,873	1,336,036
General and Admin	1,413,734	452,391	1,866,125	1,285,696	312,625	1,598,322
Depreciation	2,193	24,469	26,662	1,392	12,539	13,931
Interest income (expense)	(3,851)	-	(3,851)	-	-	-
Income (loss) before income tax	277,599	(141,646)	135,953	(179,926)	(96,291)	(276,217)
Income tax benefit (expense)	(77,375)	-	(77,375)	44,837	-	44,837
Net income (loss)	200,224	(141,646)	58,578	(135,089)	(96,291)	(231,380)

NOTE 7 - NOTES PAYABLE

On November 1, 2018, eCommerce Funding entered into a note payable in the amount of $500,000 with SWL Investments, an Oklahoma limited partnership, to provide operating funds to LeeWay Capital. On April 1, 2019, the note was amended to provide up to a total of $1,500,000 in funding under the note. The note bears interest at the rate of 12% per annum and has a maturity date of November 1, 2022. Under the terms of the note the interest is to be accrued and is due and payable with the principal on the maturity date. Funds are drawn against this note as required to fund the operations and business activities of the Company. At December 31, 2020 and 2019 the funds drawn against this note were $1,089,272 and $774,101, respectively.

The Company applied for and received a Small Business Administration loan under the Paycheck Protection Program (“PPM”) in the amount of $208,446. The loan was funded on May 29, 2020, bears an interest rate of 1% per annum and has a maturity date of May 29, 2022. The funds obtained under this loan were used for the payment of salaries, health insurance costs, and rent, all of which expenses qualify for the loan forgiveness under the terms of the loan. The Company applied for forgiveness of both the principal of the note and all accrued unpaid interest.

NOTE 8 – CAPITAL STOCK

Preferred Stock – There are 20,000,000 shares of preferred stock authorized with a par value of $0.001. The preferred stock has super voting rights, which provide that each share of preferred stock has voting rights equivalent to 10,000 shares of common stock. At December 31, 2020 and 2019, there were 2,000 shares of preferred stock issued and outstanding.

Common Stock – There are 180,000,000 shares of common stock authorized with a par value of $0.001. At December 31, 2020 and 2019 there were 30,000,000 shares of common stock issued and outstanding.

F-14

NOTE 9 – COMMITMENTS AND CONTINGENCIES

The Company currently occupies approximately 3,492 square feet of office space under a sublease from Uinta Advisors, LLC. The sublease was entered into effective November 1, 2018 and has a termination date of July 31, 2022. The sublease provides a monthly lease of $6,984 per month with 3% increases become effective on August 1 for each year of the sublease. The Company has accounted for the lease using the guidance from ASC 842, recording an operating right-of use-asset and an operating lease liability. (See Note 3 - Leases)

NOTE 10 -   RELATED PARTY TRANSACTIONS

The Company entered into a note payable with SWL Investments. (See Note 7 – Notes Payable) SWL Investments is an Oklahoma limited partnership owned and operated by S. Whitfield Lee, who is an affiliate, officer and director of both LeeWay Capital, Inc. and LeeWay Services, Inc., the parent company of LeeWay Capital, Inc.

The office space leased by the Company is shared with W.L.P. Corporation (“WLP”), a related party. Under the shared space agreement WLP pays one-half of the monthly lease fee and related expenses. The lease expense recorded in these financial statements only records as expenses the portion of the lease expenses which are the responsibility and were paid by LeeWay Services, Inc.

NOTE 11 – INCOME TAXES

Prior to the incorporation of LeeWay Services, Inc., the entities consolidated into this report were owned by W.L.P. Corporation, which filed a consolidated tax return. The deferred income tax asset and income tax liability and expense included in these financial statements are reflective of the tax position at the time the entities were acquired by LeeWay Services, Inc. The net operating loss carryforwards at December 31, 2020 and 2019 were incurred prior to January 1, 2022, when a change of greater than 50% in ownership of the subsidiary companies occurred. As a result of the change in ownership, only a portion of the net operating loss carry forwards incurred prior to the change becomes available each year.

The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined on the basis of the differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

Under FASB ASC 740-10-05-6, tax benefits are recognized only for the tax positions that are more likely than not to be sustained upon examination by tax authorities. The amount recognized is measured as the largest amount of benefit that is greater than 50 percent likely to be realized upon ultimate settlement. Unrecognized tax benefits are tax benefits claimed in the company's tax return that do not meet these recognition and measurement standards.

The Company's policy is to recognize potential interest and penalties accrued related to unrecognized tax benefits with the income tax expense. For the years ended December 31, 2020, and 2019, the Company did not recognize any interest or penalties in its Statement of Operations, nor did it have any interest or penalties accrued in its balance sheet at December 31, 2020 and 2019 relating to unrecognized benefits.

NOTE 12 -   SUBSEQUENT EVENTS

In accordance with ASC 855-10 management reviewed all material events through the date of this report. There are no other material subsequent events to report.

F-15

Shares of Common Stock

LeeWay Services, Inc.

PRELIMINARY PROSPECTUS

ThinkEquity

   , 2022

Through and including             , 2022 (the 25th day after the date of this offering), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

Part II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table indicates the expenses to be incurred in connection with the offering described in this registration statement, other than underwriting discounts and commissions, all of which will be paid by us. All amounts are estimated except the Securities and Exchange Commission registration fee and the FINRA filing.

Amount
SEC registration fee	$	[*]
FINRA filing fee		[*]
[*] listing fee		[*]
Accountants’ fees and expenses		[*]
Legal fees and expenses		[*]
Printing and engraving expenses		[*]
Miscellaneous		[*]
Total expenses	$	[*]

Item 14. Indemnification of Directors and Officers.

Neither our articles of incorporation nor bylaws prevent us from indemnifying our officers, directors and agents to the extent permitted under the Nevada Revised Statutes (“NRS”). NRS Section 78.7502, provides that a corporation may indemnify any director, officer, employee or agent of a corporation against expenses, including fees, actually and reasonably incurred by him in connection with any defense to the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to Section 78.7502(1) or 78.7502(2), or in defense of any claim, issue or matter therein.

NRS 78.7502(1) provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he: (a) is not liable pursuant to NRS 78.138; or (b) acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

NRS Section 78.7502(2) provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including amounts paid in settlement and fees actually and reasonably incurred by him in connection with the defense or settlement of the action or suit if he: (a) is not liable pursuant to NRS 78.138; or (b) acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation. Indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals there from, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

NRS Section 78.747 provides that except as otherwise provided by specific statute, no director or officer of a corporation is individually liable for a debt or liability of the corporation, unless the director or officer acts as the alter ego of the corporation. The court as a matter of law must determine the question of whether a director or officer acts as the alter ego of a corporation.

Our Amended Bylaws provide that we will indemnify our directors and executive officers to the fullest extent not prohibited by the NRS, as amended from time to time, or any other applicable law provided, however, that the we may modify the extent of such indemnification by individual contracts with our directors and executive officers; and, provided, further, that we shall not be required to indemnify any director or executive officer in connection with any proceeding (or part thereof) initiated by such person unless (i) such indemnification is expressly required to be made by law, (ii) the proceeding was authorized by the Board of Directors of the corporation, (iii) such indemnification is provided by the corporation, in its sole discretion, pursuant to the powers vested in the corporation under the Act or any other applicable law or (iv) such indemnification is required to be made under the amended Bylaws. We have the power to indemnify our other officers, employees and other agents as set forth in the NRS or any other applicable law. The Board of Directors shall have the power to delegate the determination of whether indemnification shall be given to any such person except executive officers to such officers or other persons as the Board of Directors shall determine. To the fullest extent permitted by the NRS, or any other applicable law, upon approval by our Board of Directors, we may purchase insurance on behalf of any person required or permitted to be indemnified pursuant to our amended Bylaws.

If a claim is not paid in full by the Company, the claimant may at any time thereafter bring suit against the Company to recover the unpaid amount of the claim and, if successful in whole or in part, the claimant shall be entitled to be paid also the expense of prosecuting such claim. It shall be a defense to any such action (other than an action brought to enforce a claim for expenses incurred in defending any proceeding in advance of its final disposition where any undertaking required by the By-laws of the Company has been tendered to the Company) that the claimant has not met the standards of conduct which make it permissible under the NRS for the Company to indemnify the claimant for the amount claimed, but the burden of proving such defense shall be on the Company. Neither the failure of the Company (including its Board of Directors, legal counsel, or its stockholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because he or she has met the applicable standard of conduct set forth in the NRS, nor an actual determination by the Company (including its Board of Directors, legal counsel, or its stockholders) that the claimant has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that the claimant has not met the applicable standard of conduct. Indemnification shall include payment by the Company of expenses in defending an action or proceeding in advance of the final disposition of such action or proceeding upon receipt of an undertaking by the person indemnified to repay such payment if it is ultimately determined that such person is not entitled to indemnification.

We intend to enter into separate indemnification agreements with our directors and officers. Each indemnification agreement will provide, among other things, for indemnification to the fullest extent permitted by law and our amended and restated certificate of incorporation and bylaws against any and all expenses, judgments, fines, penalties and amounts paid in settlement of any claim. The indemnification agreements will provide for the advancement or payment of all expenses to the indemnitee and for reimbursement to us if it is found that such indemnitee is not entitled to such indemnification under applicable law and our articles of incorporation and bylaws.

We are in the process of obtaining standard policies of insurance under which coverage is provided (a) to our directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act, and (b) to us with respect to payments which we may make to such officers and directors pursuant to the above indemnification provision or otherwise as a matter of law.

The underwriting agreement, filed as Exhibit 1.1 to this registration statement, will provide for indemnification, under certain circumstances, by the underwriter of us and our officers and directors for certain liabilities arising under the Securities Act or otherwise.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 15. Recent Sales of Unregistered Securities.

Since the Company’s incorporation on May 5, 2021, it has granted or issued the following securities of the registrant that were not registered under the Securities Act.

On December 31, 2021, the Company issued 30,000,000 shares of common stock to an accredited investor.

On February 3, 2021, the Company issued 2,000 shares of preferred stock to an accredited investor.

The issuance of the capital stock listed above was deemed exempt from registration under Section 4(a)(2) of the Securities Act or Regulation D promulgated thereunder in that the issuance of securities were made to an accredited investor and did not involve a public offering. The recipient of such securities represented its intention to acquire the securities for investment purposes only and not with a view to or for sale in connection with any distribution thereof.

Item 16. Exhibits and Financial Statement Schedules.

(a) Exhibits

Exhibit No.	Description
1.1**	Form of Underwriting Agreement.
3.1*	Certificate of Incorporation of the Registrant.
3.2*	Bylaws of The Registrant.
3.3*	Certificate of Designation of Series X Super Voting Preferred Stock.
4.1***	Form of Underwriter’s Warrant (included as an exhibit to Exhibit 1.1)
5.1**	Opinion of Counsel to Registrant.
10.1**	Food Transportation Services Agreement dated as of May 17 2019 between McCain Foods USA, Inc. and LeeWay Global Logistics LLC
10.2**	Motor Transportation Agreement Contract dated March 22, 2017 between Ruan Transportation Corporation and [*]
10.3**	Subordinated Promissory Note dated November 1, 2018 of eCommerce Funding LLC and held b
21.1**	List of Subsidiaries of the Registrant.
23.1*	Consent of Fruci & Associates II, PLLC, dated February 11, 2022
23.2**	Consent of Nevada Counsel to Registrant (included in Exhibit 5.1).
107*	Exhibit Filing Fees

*	Submitted herewith
**	To be submitted by amendment

Reference is made to the Exhibit Index following the signature pages hereto, which Exhibit Index is hereby incorporated into this Item.

(b) Financial Statement Schedules: All schedules are omitted because the required information is inapplicable or the information is presented in the financial statements and the related notes.

Item 17. Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to any charter provision, by law or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Salt Lake City, State of Utah, on [*], 2022.

LEEWAY SERVICES, INC.

By:
S. Whitfield Lee
Chairman, Chief Executive Officer and President (Principal Executive Officer)

SIGNATURES AND POWER OF ATTORNEY

We, the undersigned officers and directors of LeeWay Services, Inc. hereby severally constitute and appoint S. Whitfield Lee and Keith L. Merrell, and each of them singly (with full power to each of them to act alone), our true and lawful attorneys-in-fact and agents, with full power of substitution and re-substitution in each of them for him and in his name, place and stead, and in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement (or any other registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933), and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as full to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Position	Date

	Chairman, Chief Executive Officer and President	[*], 2022
S. Whitfield Lee	(Principal Executive Officer)

	Chief Financial Officer	[*], 2022
Keith L. Merrell